SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH February, 2012
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

(A free translation of the original version in Portuguese)

TAM S.A. and

TAM S.A. and subsidiaries

Financial Statements at December 31, 2011

and Report of Independent Auditors

Contents

Message from the CEO	4
Comments on performance	8
Report of Fiscal Council	11
Report of Independent Auditors	12
Balance sheet	14
Income statement	17
Statements fo comprehensive income	18
Statements of changes in equity	19
Statements of cash flows – indirect method	21
Statements of value added	24
Notes to the internal financial statements
1. General information	25
1.1. Multiplus S.A. (2010)	25
1.2. Acquisition (2010) and subsequent merger (2011) of Pantanal Linhas Aéreas S.A.	26
1.3. Acquisition (2010) and subsequent merger (2011) of TAM Milor	26
1.4. Non-binding agreement with Trip (2011)	26
1.5. Association with LAN Airlines S.A. (2011)	26
2. Significant accounting policies
2.1. Basis of preparation	27
2.2. Basis of consolidation and investments in subsidiaries	28
2.3. Foreign currency translation	29
2.4. Cash and cash equivalents	31
2.5. Restricted cash	31
2.6. Financial instruments	31
2.7. Financial assets	31
2.8. Trade accounts receivable	32
2.9. Inventories	33
2.10. Derivative financial instruments and hedging operations	33
2.11. Non-current assets held for sale	34
2.12. Intangible assets	34
2.13. Property, plant and equipment including aircraft pre-delivery payments	35
2.14. Impairment of non-current assets	36
2.15. Accounts payable	36
2.16. Non-derivative financial liabilities	36
2.17. Income tax and social contribution	37
2.18. Deferred income	38
2.19. Provisions	38
2.20. Employee benefits	38
2.21. Share capital	39
2.22. Dividends and interest own capital	39
2.23. Earnings per share	39
2.24. Lease agreements	39
2.25. Revenue	40
2.26. Segment information	40
2.27. Presentation of the statement of operations	40
2.28. Business combination	41
2.29. Statement of Value Added (“DVA”)	41
2.30. New and revised standards and interpretations applicable in 2011 and already issued but not yeat effective	41

Contents

3. Critical Accounting Estimates and Judgments
3.1. Revenue recognition – Loyalty program	46
3.2. Deferred taxes	46
3.3. Contingencies	46
3.4. Financial instruments used to mitigate the risks of variations in jet fuel prices	46
4. Financial instruments
4.1. Financial risk management	46
4.1.1. Market risks	47
4.1.2. Credit risk	54
4.1.3. Liquidity risk	55
4.2. Fair value estimation and fair value hierarchy	57
4.3. Capital management	60
5. Financial instruments by category	61
6. Cash and cash equivalent	63
7. Trade accounts receivable - consolidated	64
8. Inventories – consolidated	65
9. Taxes recoverable	66
10. Related parties	66
11. Other receivables – consolidated	68
12. Derivative financial instruments - consolidated	69
13. Non-current assets held for sale	69
14. Financial assets – bank deposits	69
15. Deposits in guarantee	69
16. Prepaid aircraft maintenance	70
17. Investments	71
18. Property, plant and equipment – consolidated	74
19. Intangible assets – consolidated	77
20. Financial liabilities
20.1. Finance lease obligations	82
20.2. Senior notes	83
20.3. Borrowings	84
20.4. Debentures	86
21. Deferred income – consolidated	88
22. Refinanced taxes payable under Fiscal Recovery Program (REFIS)	88
23. Other liabilities – consolidated	90
24. Provisions – consolidated	91
25. Deferred income tax and social contribution	93
26. Share capital	97
27. Capital reserve	98
28. Retained profits	99
29. Carrying value adjustments	99
30. Revenue	100
31. Costs and operating expenses by nature – consolidated	102
32. Employee benefits – consolidated	104
32.1. Share-based and bonuses	104
32.2. Share-based payment	104
33. Net finance result	109
34. Earnings per share – consolidated	109
35. Cash generated from (used in) operations	111
36. Commitments and contingencies	112
37. Segment reporting	115
38. Events occurring after the reporting period	118
39. Social Report (unaudited)	119

Message from the CEO

In 2012, we plan to create, together with LAN, the Latin America’s leading airline group and one of the largest in global aviation. Last year, we took several steps towards this objective, when LATAM Airlines Group obtained all the approvals from antitrust authorities, including those in Spain, Italy, Germany and Brazil (CADE), as well as from the Tribunal de Defensa de la Libre Competencia (TDLC), Chile’s antitrust authority.

At this historic moment, we have made the first moves toward integration and are working together with LAN in preparing a public tender offer for shares. In December, the shareholders of LAN Airlines S.A. approved the merger, while in the beginning of this year, shareholders of TAM S.A. unanimously approved the ratio of 0.9 LAN shares for each TAM share in the public share swap offer. This operation will take place upon approval by the Securities and Exchange Commissions of Brazil (CVM), Chile (SVS) and the U.S. (SEC).

The creation of the new group, which will operate under converging management and in which both brands will be maintained, will provide us with greater strength to increase the quality and scope of our services, thereby offering more benefits to our customers, employees and shareholders. Today, the creation of LATAM is the common target shared by all of us at TAM – which already has more than 29 thousand employees.  We are going through a period of intensive learning and of laying the foundations for a new period of growth.

After reviewing the numbers related to the merger, we estimated that TAM and LAN will jointly generate annual synergies of between US$ 600 million to 700 million (the initial estimate was R$ 400 million a year), which will be captured in up to four years after the conclusion of the deal. The new holding company will own around 300 aircraft, operating passenger and cargo flights to more than 115 destinations in 23 countries.  Together we will be almost 50 thousand employees.

As announced at the end of October, Líbano Barroso, currently head of TAM Linhas Aéreas, will be the Chief Financial Officer of LATAM in accordance with the administrative structure of the new holding company.  With this change, and in my role as CEO of TAM S.A., I shall assume direct control of all TAM operations.

In 2011, we celebrated 35 years of our existence.  We used the occasion to celebrate the history of TAM’s transformation into a group of diverse businesses related to aviation. This fact enables us to operate in a broad, versatile manner, taking our “Passion for Flying and Serving” to each of our business units.

Internally, we carried out several changes to modernize our administrative structure.  At TAM Linhas Aéreas, the erstwhile office of the Commercial and Planning Vice President gave way to the office of the Planning and Alliances Vice President and of Commercial and Marketing Vice President.  Moreover, TAM MRO – our business unit focused on maintenance, repair and general inspection of aircraft and aircraft components - received its own executive officer and now reports directly to the holding company TAM S.A.  We have given it greater autonomy so that it grows and consolidates its position as independent business unit.  With more than 10 years of operations, its mission now is to streamline processes, expand the customer base and seek out strategic partners.  To augment its infrastructure, we have already started its expansion with a new 2,450 m2 hangar, inaugurated within the unit’s technology center in São Carlos (SP).

With these changes, TAM MRO plans to grow by an average of 20% per year until 2016, a sizeable part of it from services provided to other companies. If aircraft maintenance services for third parties already account for a little over 15% of TAM MRO’s total revenue, we expect this share to exceed 40% in the next four years. The aircraft repair and preventive maintenance sector alone is worth US$2 billion in Latin America.

Four TAM MRO line maintenance stations – located in Porto Alegre, Recife, Salvador and Fortaleza – received certifications from the European Aviation Safety Agency (EASA) for services to Airbus aircraft registered in Europe.  TAM MRO also renewed its certification from the Transport Canada Civil Aviation (TCCA) and the Bermuda Department of Civil Aviation (BDCA).

We launched a new daily flight between São Paulo and Mexico City and, to meet the heavy demand from Brazilian tourists, have increased the number of daily flights from São Paulo to Orlando from one to two. Continuing our global expansion, we inaugurated commercial offices in Beijing and Shanghai, which report directly to our Hong Kong office. The target is to take advantage of the opportunities in the Asian market by improving our relations with travel agents and customers in the region.

We increased the number of international destinations through code share agreements with JetBlue Airways and Turkish Airlines. As a result, our customers now have access to more than 30 cities across the United States through connections with our daily flights to New York or Orlando and, beginning this year, may also fly to Istanbul.  The expansion of our agreement with Lufthansa also increased the options for round-trip flights between Rio de Janeiro and Frankfurt.

Our OnAir project, which allows for mobile voice and text (SMS and email) communication on board our aircraft, was extended in our domestic operation.  We ended the year with 31 aircraft equipped with the system. Beginning this year, passengers will be able to use these services, including Wi-Fi internet access, also in our international flights.

In the domestic market, we improved passenger convenience by expanding our code share agreement with TRIP, which implemented a new technological platform that improved our system and brought increased passenger traffic for both companies. The agreement gives us access to at least 46 domestic destinations operated by TRIP, which has registered growth in passenger demand on medium-density routes.  We are also evaluating the possibility of acquiring a minority interest of 31% in the company.

All these investments were accompanied by measures to optimize domestic and international operations. Some of these adjustments took into account that we expect a lower growth in demand for 2012, when compared to 2011.  We also considered the cost of fuel (which represented 35% of our total costs at the end of the 2011), the volatility of the global economy and restrictions on airport infrastructure due to renovations on Brazilian airports.

We ended 2011 with 156 aircraft in our fleet. Besides being one of the youngest in the world - with an average age of 7 years - it is the largest fleet of passenger aircraft in the history of Brazilian aviation. For 2012, we had the flexibility needed to adjust our previous plan (which projected 163 aircraft) to 157 by the end of 2012.  During this year, we will renew 10% of our A320 family, maintaining our fleet’s low average age. For international operations, we will add four new Boeing 777-300ERs by this year-end.

This adjustment ensures that our business will remain profitable in the economic scenario expected over the coming years.  It does not change our confidence in the growth of Brazil and of the sector. For example, in October we strategically replaced the Airbus A340s that operated in our São Paulo/Guarulhos-Milan route with Airbus A330s.  This change took place without the need of reducing the quality of the services and was motivated by the gains in energy efficiency, with fuel costs decreasing by more than 20% per seat on the route. To ensure the smooth replacement of the aircraft, we reduced the number of weekly international departures from Rio de Janeiro - from seven to four to Frankfurt and from six to three to London.

This set of measures, which are proof of TAM’s maturity and capacity to implement the changes necessary to streamline operations and direct its supply to more profitable markets, will bring us gains of around US$50 million a year.  We are currently investing in reorganizing the network, the high utilization of aircraft for efficiency gains, reducing the number of layovers on certain routes and in several other coordinated actions to reduce fuel consumption.

We transported nearly 37 million passengers in 2011, surpassing the 34.5 million mark of 2010.  The number of new travelers – the vast contingent of people that made the move from bus transportation to quicker and safer air travel – represents an important share of the total passengers transported.  According to the International Air Transport Association (IATA), Brazil was the country with the highest growth in the airline sector in the first half of 2011 with revenues from domestic passengers increasing 19%.

This result reflects our efforts to promote loyalty among our frequent customers and to attract the emerging class of consumers in Brazil.  We would like to highlight the new phase of our advertising campaign "“Você vai. E vai de TAM," (“You will fly. And fly with TAM”) which presented travel opportunities for all customer profiles.

We also installed seven additional kiosks at Casas Bahia stores, ending the year with 10 kiosks in the retail network. Similarly, the São Paulo Metro System also received three new TAM sales points, all of them located at busy stations and, in December, we inaugurated our first two sales points in the Rio de Janeiro Metro System.  In July, TAM Vacations inaugurated its first outlet in the traditional popular commercial region of Largo Treze in São Paulo.

These coordinated actions helped us to promote advanced sales of airline tickets and attract more price-sensitive customers, who travel at off-peak hours such as early afternoon or night.  During the year, we increased load factor on our flights between 10 a.m. and 5 p.m. and between 8 p.m. and 6 a.m. by 1.1 percentage point.

The new Ofertas TAM website also helps driving the sale of tickets at more attractive prices.  We relaunched the website with more search filters and tools, fully focused on low fares.  In December, we launched our collective purchase channel to offer promotional fares – the first in the industry to do so.

Our main objective is to maintain a balance between market share and profitability. In a market as competitive as ours, leadership is also the result of excellent customer service and fair prices. We ended the year once again as the industry leader, with annual share of 41.2% of the domestic market and 88.1% of the international routes operated by Brazilian airlines. TAM’s international load factor of 81.4% in the year was our best annual result ever in this segment.

Our hard work has been recognized in Brazil and abroad. At the World Airline Awards organized by Skytrax in France last year, we won the “Best Airline Company in South America" and “Excellence in Customer Service in South America” awards.  In Brazil, among the several awards we won, we came on top in the "Airline Company" category of the ‘Most Admired Companies in Brazil in 2011’ awards organized by Carta Capital magazine.

In October, we launched the Trade Platform, a channel focused on bringing us strategically closer to travel agents and companies. This important group, which promotes our products through indirect sales, now receives information that is relevant to their daily professional activities, in addition to business tips and updates on our processes and systems.

At TAM Vacations, the year was marked by the consolidation of our franchise system, which was directly responsible for the increase in the number of stores.  Since the model’s debut in 2010, we have more than doubled the number of stores across Brazil and are now present in every state, ending the year with 160 units.  Our strategy is to grow in a sustainable manner by optimizing costs and increasing sales and coverage.  This growth is the result of the excellent moment in the tourism industry and our efforts to provide new and existing franchise owners with more facilities, such as our agreement with Caixa Econômica Federal to offer special credit and financing lines.

Multiplus continued its strategy of expanding its service portfolio and announced the creation of a joint venture with the Canada-based Aimia, one of the global leaders in the loyalty management sector. The two companies will create a loyalty marketing services company in Brazil which will offer management and consulting services for loyalty programs. Multiplus’ revenues exceeded R$1.5 billion in the year and its shares were included in the BM&FBovespa’s IBrX index of the 100 most liquid shares on the stock exchange. The company also repositioned itself in the year, which culminated in the launch of a new logo in September 2011.  It also increased the number of coalition partnerships from 11 to 26 and joined TAM as one of the 25 most valuable brands in the country, according to a survey by BrandAnalytics in 2010.

TAM Cargo marked its 15th anniversary and used the occasion to launch its new website, designed to speed up orders for its cargo delivery and shipping services.  In 2011, it transported more than 118 thousand tons of cargo in the domestic market and nearly 123 thousand tons in the international market,  up 2.3% and 8.3%, respectively, on 2010.  TAM Cargo, which won the Consumidor Moderno magazine’s award in the Logistics category, also strengthened its operations with a new terminal in Maceió (AL) that is three times larger than the previous unit. The new installations in Alagoas increased TAM Cargo’s air cargo shipping capacity in the state by 200%.

TAM remains firmly in its objective of ranking among the global leaders in sustainable management. For this, we expanded our initiatives to reach economic, social and environmental balance in all of our businesses.  At Multiplus, for example, participants may redeem points and make donations to partner institutions such as Casa Hope, Instituto Ayrton Senna, SOS Mata Atlântica and Make a Wish, among others.  In 2011, TAM also released its second call for support to socio-environmental projects that promote sustainable tourism and conservation of the environment.  In the second half of the year, our test flight powered by biofuel made from pinhão-manso (Jatropha curcas) completed  one year. We are now conducting feasibility studies on the creation of a value chain for this alternative fuel.  At our technology center in São Carlos, we are already cultivating a few varieties of pinhão-manso on an experimental basis.

Our achievements in 2011 and the challenges for 2012 encourage us to continue building a more solid and dynamic company that is prepared for growth and is recognized for the quality of its services. For this, we will operate in a rational and diversified manner, foreseeing opportunities, strengthening all our units and expanding our global footprint.

In 2012, the increase in our seating capacity should range between 0 and 2% within Brazil and between 1% and 3% on international routes.  We plan to end the year with a load factor of between 72% and 74% in the domestic segment and between 83% and 85% in the international segment. Our outlook is quite positive. This year, we expect demand for domestic flights to grow between 8% and 11% in the Brazilian market.  Our commitment is to continue contributing to this growth.

Marco Antonio Bologna

CEO

TAM S.A.

TAM S.A. and

TAM S.A. and subsidiaries

Comments on performance

Comments on performance

Gross Revenue

Increase of 14.9% in 2011 compared to 2010, reaching R$ 13.555,8 million, due to:

Domestic Revenue

Domestic passenger revenue increased by 5.4% to R$$6,185.3 million in 2011.  This was due to a 11.4% increase in RPKs, combined with an 5.4% decrease in yield.  Our supply in ASKs rose 9.5%, increasing the load factor by 1.2%, to 68.7%.  The combination of these factors caused our RASK to decrease by 4.2%.

International Revenue

International passenger revenue increased by 16.4% to R$3,823.5 million due to a 8.3% increase in yield in dollars, while the yield in reais rose 3.1%.  The increase in international passenger demand of 12.9%, combined with a 9.9% increase in supply, raised our load factor rates by 2.2 percentage points to 81.2% for the year, the highest load factor we have ever recorded.  As a result, our RASK in dollars rose 11.3%, while our RASK in reais rose 6.0%.

Cargo Revenue

Cargo business increased by 5.7% to R$1,176.7 million in 2011, as a result of a 8.2% increase in our domestic cargo business and a 3.6% growth in our international cargo business.

Other Revenue

Other business increased by 54.8% to R$2,370.3 million in 2011, primarily due to the positive performance of our subsidiary Multiplus.

Operating expenses

Our operating expenses increased by 15.5% to R$12,017.4 million in 2011, compared to R$10,402 million in 2010. This increase is due to the increase in fuel expenses, aircraft, engine and equipment leasing, third party services, landing, take-off and navigation aid charges and depreciation and amortization expenses.

Personnel expenses

Personnel expenses increased by 15.8% to R$2,695.5 million in 2011, compared to R$2,328 million in 2010, primarily due to a 5.6%  increase in the number of employees and an 8.75% increase in wages negotiated in December of 2010. Personnel expenses per ASK decreased by 12.8%.

Fuel expenses

Fuel expenses increased by 21.3% to R$4,186.9 million in 2011 compared to R$3,451 million in 2010, due to a 10.0% increase in the average fuel price per liter, an increase of 19.5% in the average price of fuel related to the increase in the average price per barrel of WTI oil, which was U.S.$79.6 per barrel in 2010 and U.S.$95.1 per barrel in 2011.  The volume of fuel consumed grew by 10.1% due to an increase of 6.8% in the number of flown hours and a 1.6 percentage point increase in the load factors, which increased carried weight.  The increase was partially offset by an increase of 2.3% in the stage length (which is the average distance flown, per flight) and by the appreciation of the real by 4.8% in the same period.  Fuel expenses per ASK increased by 10.7%.

TAM S.A. and

TAM S.A. and subsidiaries

Comments on performance

Depreciation and amortization expenses

Depreciation and amortization expenses increased by 4.4% to R$730.4 million in 2011, , mainly due to 5 new aircraft placed into service which are classified as capital leases.  Depreciation and amortization expenses per ASK decreased by 4.8%.

Maintenance and repairs (excluding personnel) expenses

Maintenance and repairs (excluding personnel) expenses increased by 1.2% to R$619.4 million in 2011, primarily due a 10 aircraft increase in our fleet (excluding ATR 42) and a 6.8% increase in total flown hours. This increase was partially offset by the 4.6% increase in stage length and by the  appreciation of the real by 4.8%  Maintenance and repairs (excluding personnel) expenses per ASK decreased by 7.7%.

Aircraft insurance expenses

Aircraft insurance expenses decreased by 10.5% to R$46.5 million in 2011, primarily due to improved market conditions in 2011 compared to 2010 and the appreciation of the real by 4.8%.  This reduction was partially offset by a 10 aircraft increase in our fleet (excluding ATR 42 and an increase of 7.9% in the number of landings.  Aircraft insurance expenses per ASK decreased by 18.3%.

Take off, landing and navigation aid charges

Take off, landing and navigation aid charges increased by 11.9% to R$682.3million in 2011, primarily due to a 7.9% increase in the number of landings and a 10.3% increase in kilometers flown in the year, along with our expansion in international markets where prices are higher and the impact of the new domestic rates in force since March/2011.   The increase was partially offset by the appreciation of the real by 4.8%, which impacted international flights tariffs.  Take off, landing and navigation aid charges per ASK increased by 2.1%.

Leasing of aircraft, engine and equipment expenses

Leasing of aircraft, engine and equipment expenses under operating leases decreased by 4.4% to R$450.1 million in 2011, mainly due to the appreciation of the real by 4.8%.  This decrease was partially offset by 5 additional aircraft classified as an operational lease.  Leasing of aircraft, engine and equipment expenses under operating leases per ASK decreased by 12.8%.

Third party services expenses

Third party services expenses increased by 8.6% to R$840 million in 2011, mainly due to the increased costs directly related to the growth of our operation: i) GDS costs were impacted by the 4.8% appreciation of the US dollar; ii) increase in handling costs related to the increase of our operation and; iii) costs related to the creation of LATAM. Third part services expenses per ASK decreased by 0.9%.

Marketing and related expenses

Marketing and related expenses increased by 0.3% to R$962.9 million in 2011.  However, when compared to our revenues, marketing and related expenses proportionately decreased.  Marketing and related expenses per ASK decreased by 8.5%.

TAM S.A. and

TAM S.A. and subsidiaries

Comments on performance

Other expenses

Other expenses decreased by 0.7% to R$803.6 million in 2011, primarily due to the significant reduction in passenger-related expenses, which includes mainly catering and expenses related to cancelled flights, expenses on logistics and overall expenses. Other expenses decreased per ASK decreases by 9.4%.

Movements in fair value of fuel derivatives

Fuel derivatives gains (losses) resulted in a net income of R$40.8 million for 2011 against a gain of R$36.6 million in 2010.

Net Financial Result

Financial expense of R$ 1.2 billion in 2011 against an income of R$ 102.4 million in 2010.

Net Income

Net loss of R$ 355.1 million due to the above explained, which represented a negative margin of 2.6% in 2011, versus a margin of 5.6% in 2010.

EBIT

Our EBIT reached R$ 977.1 million in 2011, a margin of 7.5%, representing a decrease of 1.1 percentage points compared to 2010, as a consequence of the increase of 14.2% on the net revenue and 15.5% on the operational expenses.

EBITDAR

he EBITDAR reached R$ 2,157.5 million in 2011, a margin of 16.6%, representing a 2.3% reduction compared to 42010, mainly due to all the factors described above about revenues and expenses.

TAM S.A. and

TAM S.A. and subsidiaries

Report of Fiscal Counsil

The members of Fiscal Counsil, undersigned, having examined the TAM’s financial statements and accounting for the year ended December 31, 2011, and based on their work and opinions of Independent Auditors – PricewaterhouseCoopers, understand that are capable of being reviewed and approved by the Board of Executive Officers  and likewise submitted to the General Meeting of Shareholders of the Company. We also analyzed the proposals of the Directors of the Company for the capital budget for the year 2012 and found that is aligned to its operational and administrative needs.

Counselors:

Edvaldo Massao Murakami

Antonio Sérgio Bartilotti

Flávio Jarczun Kac

Antonio Fernando Siquiera Rodrigues

Nilton Maia Sampaio

TAM S.A. and

TAM S.A. and subsidiaries

Report of Independents Auditors

To the Board of Directors and Shareholders

TAM S.A.

We have audited the accompanying financial statements of TAM S.A. (the "Parent Company"), which comprise the balance sheet as at December 31, 2011 and the statements of income, comprehensive income, changes in equity and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

We have also audited the accompanying consolidated financial statements of TAM S.A. and its subsidiaries ("Consolidated"), which comprise the consolidated balance sheet as at December 31, 2011 and the consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility  for the financial statements

Management is responsible for the preparation and fair presentation of the Parent Company financial statements in accordance with accounting practices adopted in Brazil, and for the consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and accounting practices adopted in Brazil, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Brazilian and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

TAM S.A. and

TAM S.A. and subsidiaries

Report of Independents Auditors

Opinion on the Parent Company financial statements

In our opinion, the Parent Company financial statements present fairly, in all material respects, the financial position of TAM S.A. as at December 31, 2011, and its financial performance and cash flows for the year then ended in accordance with accounting practices adopted in Brazil.

Opinion on the Consolidated financial statements

In our opinion, the Consolidated financial statements present fairly, in all material respects, the financial position of TAM S.A. and its subsidiaries as at December 31, 2011, and their financial performance and cash flows for the year then ended in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and accounting practices adopted in Brazil.

Emphasis of matter

As discussed in Note 2.1 to these financial statements, the Parent Company financial statements have been prepared in accordance with accounting practices adopted in Brazil. In the case of TAM S.A., these practices differ from IFRS applicable to separate financial statements only in relation to the measurement of investments in subsidiaries based on equity accounting, while IFRS requires measurement based on cost or fair value.

Other matters Statements of value added

We also have audited the Parent Company and Consolidated statements of value added for the year ended December 31, 2011, the presentation of which is required by the Brazilian corporate legislation for listed companies, but is considered supplementary information for IFRS. These statements were subject to the same audit procedures described above and, in our opinion, are fairly presented, in all material respects, in relation to the financial statements taken as a whole.

São Paulo, February 13, 2012

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Carlos Alberto de Sousa
Contador CRC 1RJ056561/O-0 “S” - SP

TAM S.A. and

TAM S.A. and subsidiaries

Balance Sheet – Parent Company

Year Ended December 31, 2011 and 2010

(In thousands of Reais)

	Note	December 31, 2011	December 31, 2010
Assets

Current
Cash and cash equivalent	6	1,029	113,913
Financial assets at fair value through profit and loss	4.2	330,125	125,905
Accounts receivable			2,000
Dividends receivable	10	172,727	141,103
Taxes recoverable		43,163	42,790
Other current assets		212	343

		547,256	426,054

Non-current
Deferred income tax and social contribution	25	29,975	15,531
Related parties	10	4,425	16,504
Judicial deposits		547	174
Investments in subsidiaries	17	1,685,616	2,478,464
Property, plant and equipment		96

		1,720,659	2,510,673

Total assets		2,267,915	2,936,727

Liabilities
Current
Accounts payable		492	22
Financial liabilities	20	174,650	347,800
Salaries and social charges		3,862	2,848
Taxes, charges and contributions		14,555	12,036
Dividends payable		864	152,046
Other current liabilities		27	19

		194,450	514,771

Non-current
Provisions		120	30
Related parties	10	20,528
Other non-current liabilities			13

		20,648	43

Total liabilities		215,098	514,814

Equity
Capital and reserves
Share capital	26	819,892	819,892
Capital reserve		140,414	120,605
Profit reserve		530,020	895,592
Carrying value adjustment		562,491	585,824

		2,052,817	2,421,913

Total liabilities and equity		2,267,915	2,936,727

The accompanying notes are an integral part of these financial statements.

TAM S.A. and

TAM S.A. and subsidiaries

Balance Sheet – Consolidated

Year Ended December 31, 2011 and 2010

(In thousands of Reais)

	Note	December 31, 2011	December 31, 2010
Assets
Current
Cash and cash equivalent	6	650,081	1,012,220
Financial assets at fair value through profit and loss	4.2	1,684,932	1,407,698
Accounts receivable	7	1,819,011	1,556,781
Inventories	8	212,609	198,760
Taxes recoverable	9	421,008	57,557
Income tax and social contribution recoverable		72,948	18,424
Prepaid expenses		121,978	162,788
Deriviative financial instruments	12	27,222	9,895
Other current receivable	11	85,397	81,234

		5,095,186	4,505,357

Non-current assets held for sale	13	21,474

Non-current
Restrict cash		93,824	98,305
Financial assets – securities issued by Banks	14	138,009	50,280
Deferred income tax and social contribution	25	48,517
Deposits in guarantee	15	57,014	51,778
Prepaid aircraft maintenance	16	547,862	410,306
Other non-current assets	11	46,771	20,595
Derivatives financial instruments	12	8,627	6,568
Property, plant and equipment	18	9,317,951	8,711,850
Intangible assets	19	609,994	604,024

		10,868,569	9,953,706

Total assets		15,985,229	14,459,063

The accompanying notes are an integral part of these financial statements.

TAM S.A. and

TAM S.A. and subsidiaries

Balance Sheet – Consolidated

Year Ended December 31, 2011 and 2010

(In thousands of Reais)

	Note	December 31, 2011	December 31, 2010
Liabilities
Current
Accounts payable		645,680	522,364
Financial liabilities	20	1,998,000	1,572,093
Salaries and social charges		473,088	466,831
Deferred income	21	1,472,055	1,801,181
Taxes, charges and contributions		367,279	285,037
Income tax and social contribution payable			14,339
Interest on own capital and dividends payable		18,418	152,293
Derivative financial instruments	12	27,238	20,574
Refinanced taxes payable under Fiscal Recovery Program	22	46,924	23,152
Other current liabilities	23	197,444	135,658

		5,246,126	4,993,522
Non-current
Financial liabilities	20	7,166,656	5,786,848
Derivative financial instruments	12	43,935	15,286
Deferred income	21	207,803	66,420
Provisions	24	271,119	204,271
Refinanced taxes payable under Fiscal Recovery Program	22	436,394	416,675
Taxes, charges and contributions		3,809
Deferred income tax and social contribution	25	45,206	111,178
Other non-current liabilities	23	440,061	237,472

		8,614,983	6,838,150

Total liabilities		13,861,109	11,831,672

Equity
Share capital	26	819,892	819,892
Capital reserve		140,414	120,605
Profit reserve		530,020	895,592
Carrying value adjustment		562,491	585,824
		2,052,817	2,421,913

Non-controlling interest		71,303	205,478

Total equity		2,124,120	2,627,391

Total liabilities and equity		15,985,229	14,459,063

The accompanying notes are an integral part of these financial statements.

TAM S.A. and

TAM S.A. and subsidiaries

Statement of Income

Year Ended December 31, 2011 and 2010

  (In thousand of Reais)

		Parenty company			Consolidated
	Note	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010

Revenue	30			12,994,486	11,378,691
Cost and operating expenses	31	(43,992)	(18,894)	(12,017,429)	(10,401,678)
Equity share of results of investees		(290,846)	675,821

Operating profit before movements in fair value of fuel derivatives		(334,838)	656,927	977,057	977,013

Movements in fair value of fuel derivatives				40,828	36,585

Operating profit		(334,838)	656,927	1,017,885	1,013,598

Finance income	33	31,354	33,776	2,941,572	1,774,489
Finance expense	33	(46,024)	(49,123)	(4,135,770)	(1,672,103)
Derivatives designated as cash flow hedge	4.1.1 (d)			(6,584)

Profit (loss) before income tax and social contribution		(349,508)	641,580	(182,897)	1,115,984

Income tax and social contribution	25 (a)	14,444	(4,160)	(78,616)	(447,054)

Profit (loss) for the year		(335,064)	637,420	(261,513)	668,930

Attributable to
Equity shareholders of TAM S.A.				(335,064)	637,420
Non-controlling interest				73,551	31,510

Earnings (loss) per share (common and preferred) – in R$
Basic	34			(2.15)	4.22
Diluted	34			(2.15)	4.20

The accompanying notes are an integral part of these financial statements.

TAM S.A. and

TAM S.A. and subsidiaries

Statement of Comprehensive Income / (Loss)

Year Ended December 31, 2011 and 2010

(In thousand of Reais)

	Parenty company		Consolidated
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010

Profit / (loss) for the year	(335,064)	637,420	(261,513)	668,930

Other comprehensive income (loss):
Currency translation gains (losses) on foreign operations, no tax	2,265	(469)	2,385	(469)
Cash flow hedge
Cash flow hedge – Recognition in other comprehensive income	(39,141)		(53,515)
Cash flow hedge – Amount recycled into income	1,229		1,680
Income tax and social contribution effect	12,890		17,624

	(25,022)		(34,211)

Other comprehensive income (loss) for the year	(22,757)	(469)	(31,826)	(469)

Total of comprehensive income (loss) for the year	(357,821)	636,951	(293,339)	668,461

Attributable to:
Equity shareholders of TAM S.A.			(357,821)	636,951
Non-controlling interest			64,482	31,510

The accompanying notes are an integral part of these financial statements.

TAM S.A. and

TAM S.A. and subsidiaries

Statement of Changes in Equity

Year Ended December 31, 2011 and 2010

  (In thousand of Reais)

				Attributable to equity shareholders of TAM
	Share capital	Capital reserve	Profit reserve	Carrying value adjustment	Retained earnings/ (Accumulated deficit)	Total	Non-ontrolling interest	Total

At January 1, 2010	675,497	99,244	402,141	113,746		1,290,628	3,408	1,294,036

Profit for the year					637,420	637,420	31,510	668,930
Other comprehensive income
Foreign exchange gain on foreign operations, no tax				(469)		(469)		(469)

Total comprehensive income				(469)	637,420	636,951	31,510	668,461

Transactions with owners
Capital increase	144,395					144,395		144,395
Stock option plan		15,999				15,999		15,999
Treasury shares		5,362	(2,007)			3,355		3,355
Transfer to legal reserve			31,871		(31,871)
Dividends - R$ 1,001.34 (per thousand shares in circulation)					(151,387)	(151,387)		(151,387)
Dividends to non-controlling shareholders of Multiplus S.A.							(8,099)	(8,099)
Dividends to non-controlling shareholders of TAM Airlines							(1,288)	(1,288)
Transfer to non-controlling shareholders – Effect on equity of the issuance and sale of new shares of Multiplus S.A.				489,115		489,115	179,947	669,062
Transfer to profit reserve reserve			463,587		(463,587)

Total transactions with owners	144,395	21,361	493,451	489,115	(646,845)	501,477	170,560	672,037

Realization of deemed cost reserve				(9,299)	9,299
Reversal of revaluation reserve in foreign subsidiary - TAM Airlines				(7,269)	126	(7,143)		(7,143)

At December 31, 2010	819,892	120,605	895,592	585,824		2,421,913	205,478	2,627,391

The accompanying notes are an integral part of these financial statements.

TAM S.A. and

TAM S.A. and subsidiaries

Statement of Changes in Equity

Year Ended December 31, 2011 and 2010

(In thousand of Reais)

	Attributable to equity shareholders of TAM
	Capital	Capital reserve	Profit reserve	Carrying value adjustment	Retained earnings / (Accumulated deficit)	Total	Non-controlling interest	Total

At January 1, 2011	819,892	120,605	895,592	585,824		2,421,913	205,478	2,627,391

Loss for the year					(335,064)	(335,064)	73,551	(261,513)
Other comprehensive income (loss):
Foreign exchange loss on foreign operations, no tax				2,265		2,265	120	2,385
Cash flow hedge
Cash flow hedge – Recognition in other comprehensive				(39,141)		(39,141)	(14,374)	(53,515)
Cash flow hedge – Amount reclycled into income				1,229		1,229	451	1,680
Deferred income tax and social contribution effect				12,890		12,890	4,734	17,624

				(25,022)		(25,022)	(9,189)	(34,211)

Total of comprehensive income (loss):				(22,757)	(335,064)	(357,821)	64,482	(293,339)

Transactions with owners:
Capital reduction of Multiplus – Cash paid to non-controlling interests							(160,984)	(160,984)
Capital increase of Multiplus by non-controlling shareholders – Issuance of shares upon exercise of stock options interest				905		905	446	1,351
Realization of deemed cost reserve				(1,481)	1,481
Dividends by TAM- R$ 193.83 (per thousand shares outstanding)			(30,277)			(30,277)		(30,277)
Dividends of Multiplus to non-controlling interests – Paid (R$ 22,023) and recorded but not yet paid (R$ 18,444)							(40,467)	(40,467)
Dividends of TAM Airlines declared to non-controlling interests							(315)	(315)
Stock option plan		16,360				16,360	2,663	19,023
Acquisition of treasury shares		(1,879)				(1,879)		(1,879)
Sale of treasury shares		5,328			(1,712)	3,616		3,616
Absortion of losses with profits reserve			(335,295)		335,295

Total of transactions with owners		19,809	(365,572)	(576)	335,064	(11,275)	(198,657)	(209,932)

At December 31, 2011	819,892	140,414	530,020	562,491		2,052,817	71,303	2,124,120

The accompanying notes are an integral part of these financial statements.

TAM S.A. and

TAM S.A. and subsidiaries

Statement of Cash Flows – Indirect Method

Year Ended December 31, 2011 and 2010

  (In thousand of Reais)

		Parent company
	Note	December 31, 2011	December 31, 2010

Cash generated from (used in) operating activities	35	(236,837)	174,042
Interest paid		(37,920)	(45,406)

Net cash generated from (used in) operating activities		(274,757)	128,636

Cash flow from investing activities
Capital reduction of Multiplus		439,030
Investments in subsidiaries – Pantanal			(10,000)
Acquisition on treasury shares		(1,879)
Related parties
Loans			(20,051)
Payments			18,327
Dividends and interest on own capital received		69,329	261,673
Purchases of property, plant and equipment		(96)

Net cash generated from investing activities		506,384	249,949

Cash flow from financing activities
Sale of treasury shares		3,616	3,355
Advanced for future capital increase			12
Dividends and interest on own capital paid	26 (c)	(181,460)	(233,325)
Debentures - payments		(166,667)	(166,666)

Net cash used in financing activities		(344,511)	(396,624)

Net decrease in cash and cash equivalents		(112,884)	(18,039)

Cash and cash equivalents at the beginning of the year		113,913	131,952

Cash and cash equivalents at the end of the year		1,029	113,913

The accompanying notes are an integral part of these financial statements.

TAM S.A. and

TAM S.A. and subsidiaries

Statement of Cash Flows – Indirect Method

Year Ended December 31, 2011 and 2010

  (In thousand of Reais)

		Consolidated
	Note	December 31, 2011	December 31, 2010

Cash generated from operating activities	35	1,331,061	1,002,438
Taxes paid		(346,772)	(83,579)
Interest paid		(358,387)	(282,058)

Net cash generated from operating activities		625,902	636,801

Cash flow from investing activities

Redemption from restricted cash		23,248
Investment in restricted cash			(18,935)
Cash paid on acquisition of Pantanal, net of cash acquired	1.2		(9,044)
Proceeds from sale of property, plant and equipment (PPE)		9,159	27,028
Purchases of property, plant and equipment		(142,994)	(84,613)
Purchases of intangible assets		(80,006)	(135,639)
Purchases of assets of TAM Milor including TAM Brands			(98,444)
Deposits in guarantee
Reimbursements		17,765	15,657
Deposits made		(24,080)	(9,485)
Pre delivery payment
Reimbursements	16	123,681	150,486
Payments		(415,574)	(216,254)

Net cash used in investing activities		(488,801)	(379,243)

Cash flow from financing activities
Sale of treasury		3,616	3,355
Acquisition of treasury shares		(1,879)
Capital reduction of Multiplus – cash paid to non-controlling interests		(160,984)
Capital increase of Multiplus by non-controlling shareholders – Issuance of shares upon exercise of stock option		1,351
Net cash received in a public offering of shares of Multiplus	1.1		657,048
Cash proceeds from issuance of shares in connection with acquisition of assets of TAM Milor	1.3		72,963
Dividends and interest on own capital paid to non-controlling shareholders of Multiplus		(23,241)	(7,790)
Dividends and interest on own capital paid to non-controlling shareholders of TAM Airlines		(315)	(1,288)
Dividends and interest on owncapital paid to non-controlling shareholders of Tam S.A	26(c)	(181,460)	(233,325)
Short and long-term borrowings
Issuance		101,429	69,602
Payments		(148,973)	(179,939)
Debentures - payments		(166,666)	(166,666)
Bonds - Issuance		777,209
Capital element of finance leases		(699,327)	(534,470)

Net cash used in financing activities		(499,240)	(320,510)

Net decrease in cash and cash equivalents		(362,139)	(62,952)

Cash and cash equivalents at the beginning of the year		1,012,220	1,075,172

Cash and cash equivalents at the end of the year		650,081	1,012,220

Supplementary information on cash flows:
Non cash investing and financing activities
Acquisition of aircraft under finance leases		705,586	989,212
Acquisition of assets of TAM Milor through issuance of shares			71,444
Financing obtained for direct payment to suppliers		128,808	255,073
Acquisition of other PPE under financial leases		33,726
Financed pre-delivery payment		94,379

The accompanying notes are an integral part of these financial statements.

TAM S.A. and

TAM S.A. and subsidiaries

Statement of Added Value

Year Ended December 31, 2011 and 2010

  (In thousand of Reais)

		Parent company
	Note	December 31, 2011	December 31, 20110

Revenue
Other revenues		7

Inputs acquired from third parties
Costs of services		(1,806)
Materials, electricity, outsourced services and other		(30,299)	(13,212)

Gross value added		(32,098)	(13,212)

Deductions
Depreciation and amortization		(2)

Net value added produced by the entity		(32,100)	(13,212)

Value added received through transfer
Equity share of the results of investees	17	(290,846)	675,821
Financial income	33	31,354	33,776

Total added value to distribute / (absorb)		(291,592)	696,385

Distribution of value added		(291,592)	696,385

Personnel
Direct compensation		10,411	4,555
Benefits		26	4
FGTS- Employee Government Severance Fund		325	130

Taxes, fees and contributions
Federal		(13,456)	9,515
Municipal		92	441

Remuneration of third party capital
Rentals		50
Financial expenses		46,024	42,821
Others			1,499

Remuneration of own capital
Dividends proposed			151,387
Profit (loss) for the year		(335,064)	486,033

The accompanying notes are an integral part of these financial statements.

TAM S.A. and

TAM S.A. and subsidiaries

Statement of Added Value

Year Ended December 31, 2011 and 2010

  (In thousand of Reais)

		Consolidated
	Note	December 31, 2011	December 31, 20110
Revenue
Sales of services	30	13,555,812	11,798,783
Other revenues		88,664	93,668
Allowance for doubtful accounts		(7,393)	(17,912)

Inputs acquired from third parties
Costs of services		(4,889,964)	(3,558,587)
Materials, electricity, outsourced services and other		(2,717,533)	(2,861,756)

Gross value added		6,029,586	5,454,196

Deductions
Impairment		(12,361)
Depreciation and amortization	31	(730,375)	(699,769)

Net value added produced by the entity		5,286,850	4,754,427

Value added received through transfer
Financial income	33	2,941,572	1,774,489

Total added value to distribute / (absorb)		8,228,422	6,528,916

Distribution of value added		8,228,422	6,528,916

Personnel
Direct compensation		1,880,668	1,620,085
Benefits		189,297	185,025
FGTS- Employee Government Severance Fund		134,417	112,620

Taxes, fees and contributions
Federal		1,666,511	1,778,472
Estate		36,644	32,327
Municipal		28,368	29,614

Remuneration of third party capital
Rentals		452,504	471,118
Financial expenses		4,101,526	1,630,725

Remuneration of own capital
Dividends proposed			151,387
Profit (loss) for the year		(335,064)	486,033
Non-controlling interest		73,551	31,510

The accompanying notes are an integral part of these financial statements.

TAM S.A. and

TAM S.A. and subsidiaries

Notes to the Financial Statements   to Year Ended December 31, 2011

  (In thousand of Reais)

1.                  General information and business developments

TAM S.A ("TAM" or the "Company" and subsidiaries) was incorporated on May 12, 1997, to invest in companies which carry out air transportation activities. The Company wholly owns TAM Linhas Aéreas S.A. (TLA), a company that operates in the transportation of passengers and cargo in Brazil and on international routes and also owns 94.98% of Transportes Aéreos del Mercosur S.A. (TAM Airlines), an airline headquartered in Assunción, Paraguay, which operates in Paraguay, Argentina, Brazil, Chile, Uruguay and Bolivia. TAM is incorporated and domiciled in Brazil and its registered office is in Av. Jurandir, 856, Lote 4, 1st floor, São Paulo, SP. The company is controlled by TAM - Empreendimentos e Participações S.A. (incorporated in Brazil), which is owned by the Amaro family, and which owns 85.36% of the Company's common shares and 25.09% of the Company's preferred shares. The remaining shares are widely held.

On July 15, 2005, the Company concluded a public offering of shares on the São Paulo Stock Exchange – BOVESPA. On March 10, 2006 the Company made an additional public offering – this time on the BM&F – Bolsa de Valores, Mercadorias e Futuros (BM&F Bovespa) and in the New York Stock Exchange – NYSE  (in the form of American Depositary Shares – ADS), which was concluded on April 6, 2006.

The Company, through its subsidiary TLA, controls the companies TAM Capital Inc, (TAM Capital), TAM Capital Inc, 2 (TAM Capital 2), TAM Financial Services 1 Limited (TAM Financial 1) and  TAM Financial Services 2 Limited (TAM Financial 2), and as from May 2011 also TAM Capital Inc, 3 (TAM Capital 3) and Financial Services 3 Limited (TAM Financial 3 - was established in August 2011) all headquartered in the Cayman Islands, whose main activities involve aircraft acquisition and financing and issuance of debt. Debt issued by these wholly-owned companies is wholly and unconditionally guaranteed by TAM. TLA also controls the company TAM Viagens e Turismo Ltda. (TAM Viagens), whose corporate purpose is to carry out the activities of a travel and tourism agency.

The Company controls TP Franchising Ltda. whose corporate purpose is the development of franchises.

These consolidated financial statements, of TAM and its subsidiaries were approved by the Board of Executive Officers on February 10, 2012.

1.1               Multiplus S.A. (2010)

In the Extraordinary General Meeting (AGE) held on October 28, 2009, it was approved the change of the name of Q.X.S.P.E. Empreendimentos e Participações S.A. to Multiplus S.A. (Multiplus). Multiplus’s main activity is the development and management of customer loyalty programs. A public offering of shares of Multiplus  was consummated on February 5, 2010. On February 3, 2010 Multiplus was listed as a public traded company on the BMF&Bovespa. On February 5, 2010, upon closing of the Initial Public Offering, Multiplus obtainained proceeds in the gross amount of R$ 692,385, net of issue costs of R$ 35,337 (including the  related tax effect of R$ 12,014) through the issuance of 43,274,000 shares of common stock of Multiplus at the issue price of R$ 16.00 per share. At the time of the public offering, the transactions and activities of Multiplus were minimal and Multiplus had shareholders equity of less than R$ 1 (one thousand reais). As a result of the public offering TAM had its interest in Multiplus reduced from 100% to 73.17% while maintaining the control. The sale of shares in the public offering resulted in an increase in the participation of non-controlling interest of R$ 179,947 and in a transfer from non-controlling interests to shareholder of TAM of R$ R$ 489,115. On October 10, 2011, as result of capital increase upon exercise of stock options of Multiplus, the interest of TAM in Multiplus was reduced to 73.14% with a corresponding increase in non-controlling interests.

TAM S.A. and

TAM S.A. and subsidiaries

Notes to the Financial Statements   to Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

1.2          Acquisition (2010) and subsequent merger (2011) of Pantanal Linhas Aéreas S.A.

Since March 15, 2010, the date on which its purchase was approved by ANAC – the National Agency of Civil Aviation, the Company controls Pantanal Linhas Aéreas S.A. – (Pantanal). Pantanal was at the date of acquisition under bankruptcy protection.

On December 22, 2011, the Board of Directors approved the incorporation of a  wholly-owned subsidiary named Corsair Participações S.A. (Corsair).  On December 27, 2011, a split-off of Pantanal took place by which were transferred to Corsair the liabilities of Pantanal which are subject to the repayment plan in the bankruptcy proceedings and assets to discharge such obligations and Corsair remains under bankruptcy proceedings.  On December 29, 2011, Pantanal merged into TLA. The merger did not have any impact on the consolidated financial statements.

1.3          Acquisition (2010) and subsequent merger (2011) of TAM Milor

On July 13, 2010, TLA acquired TAM Milor which was the holder of the brand “TAM” and other related brands (TAM Brands) which are used by the Company, by TLA and other related companies. On March 1, 2011, the Company legally merged its subsidiary TAM Milor into the Company. The merger did not have any impact on the consolidated financial statements.

The payment by TLA in 2010 was negotiated as follows: (a) cash payment of R$ 25,481 at the agreement date, and (b) issuance of a promissory note by TLA to the selling shareholders in the amount of R$ 144,395 (“Promissory Notes”), totaling R$ 169,876. The amount represented by the promissory note was converted into a capital increase in the Company, within the authorized capital limit, totaling the issuance of 5,621,634 new shares.

1.4          Non-binding agreement with Trip  (2011)

On March 29, 2011, the subsidiary TLA and TRIP Linhas Aéreas S/A.  (“TRIP”) signed a “Term Sheet”, with no binding effect, in order to identify possible opportunities for strengthening and expanding their businesses through the development of a strategic complementary alliance complementary to the existing Codeshare Agreement. Pursuant to the Term Sheet signed, if and when binding documents are executed, and after meeting conditions precedents that may be mutually agreed (including the approval by the applicable authorities), TLA may ultimately acquire a non-controlling interest in TRIP representing 31% of its total capital comprised by 25% of its voting capital and the remaining interest through non-voting preferred shares.

1.5          Association with LAN Airlines S.A. (2011)

On January 18, 2011, the Company published a significant event, informing that TAM and LAN Airlines S.A. had signed two agreements named Implementation Agreement and Exchange Offer Agreement, regulating the final terms and conditions for the association contemplated in the Memorandum of Understanding entered into on August 13, 2010. The agreements define the new structure that will be established to create LATAM Airlines  S.A. (“LATAM”), as well as the form of corporate management that will coordinate this new structure. On March 3, 2011 the National  Civil Aviation Agency (Agência Nacional de Aviação Civil – ANAC), issued the authorization for the transfer of shares of TAM S.A., the holding company that has direct ownership interest in the capital of companies that provide public air transportation activities (TLA and Pantanal) in order to continue the combination process with LAN Airlines. The operation s was approved by ANAC, Brazilian authority, and Tribunal de Defensa de la Libre Competencia (TDLC), Chile authority, on March 3, 2011 and September 21, 2011, respectively.

TAM S.A. and

TAM S.A. and subsidiaries

Notes to the Financial Statements   to Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

On December 14, 2011, the Conselho Administrativo de Defesa Econômica (Administrative Council for Economy Defense – CADE), a Brazilian competition regulator, approved the merger between TAM and LAN Airlines SA.  This was the last remaining approval by a competition regulator. CADE gave its approval imposing two conditions: that LATAM resigns to one of the airline alliances currently integrated by TAM (Star Alliance) and LAN (Oneworld), and that TAM must grant two pairs of slots  on the Sao Paulo/Guarulhos – Santiago route. The airlines have been assessing these measures, as well as the conditions imposed by the Tribunal de Defensa de la Libre Competencia (TDLC).

On December 2011, the stockholders of LAN  approved the merger with TAM (by a majority of over 99.99% of the shares voted), the change to the company’s corporate name from LAN Airlines S.A. to LATAM Airlines Group S.A. and other necessary transactions contemplated in the agreements between the parties.

Consummation of the transaction will result in LAN Airlines S.A. becoming the holding company of the combined companies. The transaction is proposed to be consummated through:

a.       a offer by Holdco II S.A. to the non-controlling shareholders of TAM to exchange its common and preferred shares or ADRs by shares of a Holdco II S.A. (“Holdco II”) , a Chilean company,

b.       the contribution by the controlling-shareholders of TAM of the common and preferred shares they hold to other holding Chilean companies (Holdco I S.A. or “Holdco I” and Sister Holdco S.A. or “Sister Holdco”)

c.        after Holdco II accepts for exchange common and preferred shares of TAM from non-controlling shareholders and before the exchange is settled Holdco II and Sister Holdco will merge into LAN Airlines S.A., and

d.       ultimately as result of the proposed transactions:

i.                     LAN will own all the preferred shares of TAM that were acquired as result of the exchange offer or were contributed by the controlling-shareholders,

ii.                   Holdco I will own all the common shares that were acquired as result of the exchange or were contributed by the controlling shareholders, and in turn LAN will own 20% of the voting shares and 100% of the non-voting shares of Holdco I and the controlling shareholders of TAM will own 80% of the voting shares of Holdco I, and

iii.                 TAM shareholders will have received upon the exchange offer 0.90 shares of LAN Airlines S.A. for each share (common or preferred) or ADS of TAM previously held

The exchange offer described above is subject to several conditions including: (a) non-controlling shareholders representing more than 66.66% of the non-controlling shareholders of TAM accepting the offer, (b) the quantity of shares of TAM tendered for exchange in the exchange offer by non-controlling shareholders plus the quantity of shares of TAM held by the controlling shareholders representing more than 95% of all shares outstanding of TAM allowing TAM to compulsorily redeem all shares not tendered in the exchange offer.

If the transaction is consummated TAM intends to have its shares delisted from BM&F Bovespa and NYSE. The Company currently expects the transaction to be closed during the first quarter of 2012.

2.                  Significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1          Basis of preparation

Accounting practices adopted in Brazil comprise those included in the Brazilian Corporate Law and the Pronouncements, Guidance and Interpretations issued by the Accounting Pronouncements Committee (CPC) and approved by the Brazilian Securities Commission (CVM).

TAM S.A. and

TAM S.A. and subsidiaries

Notes to the Financial Statements   to Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

The Company’s financial statements comprise:

(a)     Consolidated financial statements

The consolidated financial statements have been prepared in accordance with practices adopted in Brazil issued by Accounting Pronouncements Committee (CPC) and International Financial Reporting Standards (IFRSs) issued by the International Accounting Standards Board - IASB.

The consolidated financial statements were prepared under the historical cost model and the fair value measurement model for derivative financial instruments.

(b)     Individual financial statements

The individual financial statements have been prepared in accordance with practices adopted in Brazil issued by Accounting Pronouncements Committee (CPC) and are presented in conjunction with the consolidated financial statement.

The individual parent company financial statements present investments in subsidiaries accounted for under the equity method. The same adjustements are made both in the financial statements and consolidated financial statements to achive the same result and net profit attributable to equity holders of the parent. Accordingly, these individual financial statements are not considered as being in conformity with IFRSs, which require that these investments be accounted for at their fair value or cost in the separate financial statements of the parent company.

.

(c)      Change in the acconting polices and disclouser

There are no new pronouncements or interpretations of CPC/IFRS effective after 2011 that would be expected to have a material impact on the Company’s financial statement.

2.2          Basis of consolidation and investments in subsidiaries

The main accounting practices adopted in the preparation of these financial statements are as follows:

(i)                   Subsidiaries

The consolidated financial statements include the financial statements of TAM and its subsidiaries, including special purpose entities. Control is obtained when the Company has the power to govern the financial and operating policies, generally as a result of holding more than half of the voting rights. The existence and the effect of potential voting rights, currently exercisable or convertible, are taken into account to assess whether TAM controls another entity. Subsidiaries are fully consolidated as from the date when control is transferred to TAM and are no longer consolidated as from the date when such control ceases.

The results of subsidiaries acquired during the year are included in the consolidated statements of operations and of comprehensive income/loss as from the actual acquisition date. The comprehensive income/loss balance is attributable to the Company’s owners and to non-controlling interests, even if results in a negative balance of these interests. When necessary, the financial statements of subsidiaries are adjusted to conform their accounting policies to those established by the Company. Intercompany transactions and balances and unrealized gains are eliminated. Unrealized losses are also eliminated, although they are considered as an indicator of impairment of the transferred asset.

TAM S.A. and

TAM S.A. and subsidiaries

Notes to the Financial Statements   to Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

(ii)           Transactions and non-controlling interests

In the consolidated financial statements, any changes in the Company’s interests in subsidiaries that do not result in loss of the Company’s control over subsidiaries are recorded as capital transactions. The account balances of the Company’s interests and non-controlling interests are adjusted to reflect changes in their interests in subsidiaries. The difference between the fair value of consideration paid or received is recorded directly in equity and attributed to the Company's owners.

When the Company ceases to have control, any retained interest in the entity is remeasured to its fair value, and any change in the carrying amount is recognized in profit or loss. The fair value is the initial carrying amount for subsequent recognition of the retained interest in an associate, a joint venture or a financial asset. Also, any amounts previously recognized in other comprehensive income related to that entity are recorded as if TAM had directly disposed of the related assets or liabilities. This means that the amounts previously recognized in other comprehensive income are reclassified to profit or loss.

Non-controlling interests represent the portion of profit or loss and of equity of subsidiaries that is not held by TAM, and is recorded in a separate line item in the consolidated balance sheet.

(iii)                Companies included in the consolidated financial statements

				Ownership and voting power %
	Reporting date	Ownership	December 31, 2011	December 31, 2010

TLA	12.31.2011	Direct	100.00	100.00
TAM Viagens (i)	12.31.2011	Indirect	99.99	99.99
TAM Capital (i)	12.31.2011	Indirect	100.00	100.00
TAM Capital 2 (i)	12.31.2011	Indirect	100.00	100.00
TAM Capital 3 (i)	12.31.2011	Indirect	100.00
TAM Financial 1 (i)	12.31.2011	Indirect	100.00	100.00
TAM Financial 2 (i)	12.31.2011	Indirect	100.00	100.00
TAM Financial 3 (i)	12.31.2011	Indirect	100.00	100.00
Fundo Spitfire II (Fund for investment restricted to TAM and its subsidiaries) (ii)	12.31.2011	Indirect	100.00	100.00
TP Franchising	12.31.2011	Direct	100.00	100.00
TAM Airlines	11.30.2011	Direct	94.98	94.98
Multiplus	12.31.2011	Direct	73.14	73.17
Pantanal (iv)	12.31.2011			100.00
TAM Milor (iii)	12.31.2011			100.00
Corsair (v) (i)	12.31.2011	Direct	100.00

(i)          TAM's investments are held indirectly through TLA.

(ii)        TAM's investment is held 21% directly, 30% through TLA and 49% through Multiplus, respectively.

(iii)       TAM Milor was merged into the Company on March 1, 2011.

(iv)        Pantanal was merged into TLA in December 29, 2011.

(v)         Incorporated in December 2011 through a spin-off of Pantanal.

2.3          Foreign currency translation

(a)           Functional and presentation currency

Items included in the financial statements of each of TAM's entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The financial statements are presented in Brazilian reais ("Real"), which is the Company’s presentation currency.

TAM S.A. and

TAM S.A. and subsidiaries

Notes to the Financial Statements   to Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

The country of incorporation and the functional currency of the subsidiaries is presented below

Company	Local	Functional currency
TLA	Brazil	Real
TAM Viagens	Brazil	Real
TAM Capital	Cayman Islands	Real
TAM Capital 2	Cayman Islands	Real
TAM Capital 3	Cayman Islands	Real
TAM Financial	Cayman Islands	Real
TAM Financial 2	Cayman Islands	Real
TAM Financial 3	Cayman Islands	Real
Fundo Spitifire II (Fund for investment restricted to TAM and its subsidiaries)	Brazil	Real
TP Franchising	Brazil	Real
TAM Airlines	Paraguay	Guarany
Multiplus	Brazil	Real
Corsair	Brazil	Real

(b)           Transactions and balances

In the preparation of the financial statements of each consolidated entity, transactions in foreign currency, that is, any currency different from the functional currency of each company, are recorded at the exchange rates at the date of each transaction. At the end of each reporting period, foreign currency monetary items are translated using the closing rate.

Non-monetary items that are measured of fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Other non-monetary items that are remeasured at historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Exchange gains and losses on the settlement of such transactions and the translation of monetary assets and liabilities in foreign currencies are taken to statement of operations.

Foreign exchange  gains and losses resulting from  the settlement of such transactions and from the translation at year end exchange  rates of monetary assets and liabilities denominated in foreign currencies are recognized in the in the statement of operations, except  when deferred in other comprehensive income as qualifying cash flow hedge.

(c)           Translation

In preparing the consolidated financial statements, the statement of operations, the cash flow statement and all other movements in assets and liabilities of the subsidiary TAM Airlines (the only subsidiary that has a functional currency different than the Brazilian reais) are translated at annual average rates of exchange, which are considered a good approximation to the exchange rates prevailing on the dates of the underlying transaction. The statement of financial position is translated at year-end rates of exchange.

The effects of exchange rate changes during the year on net assets at the beginning of the year are recorded as a movement in stockholders' equity, as is the difference between profit of the year retained at average rates of exchange and at year-end rates of exchange.

Cumulative exchange differences arising are reported as a separate component of equity within the reserves “Carrying value adjustement”. In the event of disposal or part disposal of an interest in a group company either through sale or as a result of a repayment of capital, the cumulative exchange difference is recognized in the statement of operations as part of the profit or loss on disposal.

TAM S.A. and

TAM S.A. and subsidiaries

Notes to the Financial Statements   to Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

2.4          Cash and cash equivalents

Cash and cash equivalents include cash in hand, bank deposits, short-term investments highly liquid with original maturities of three months or less and which are subject to an insignificant risk of changes in value.

2.5         Restricted cash

Restricted cash represents pledged deposits with the purpose of guaranteeing some of Company’s derivatives and long-term financings.

2.6          Financial instruments

Financial assets and liabilities are recognized when the Company is a party to the contractual provisions of the instrument.

Financial assets and liabilities are initially measured at fair value. Transaction costs directly attributable to the acquisition or issue of financial assets and liabilities (except financial assets and liabilities recognized at fair value through profit or loss) are added to or deducted from the fair value of financial assets and liabilities, if applicable, after the initial recognition. Transaction costs directly attributable to the acquisition of financial assets and liabilities at fair value through profit or loss are immediately recognized in profit or loss.

2.7          Financial assets

The Company’s financial assets are classified in the following categories: measured at fair value through profit or loss (including derivative financial instruments) and loans and receivables. There are no financial assets classified as available-for-sale or held-to-maturity. The classification depends on the nature and purpose for which financial assets was acquired and is determined at the initial recognition date. All normal acquisitions or disposals of financial assets are recognized or derecognised based on the trade date. Normal acquisitions or disposals correspond to acquisitions or disposals of financial assets that require the delivery of assets within the term established by means of a standard or market practice.

 (a)          Financial assets at fair value through profit or loss

Financial assets measured at fair value through profit or loss are financial assets held for active and frequent trading. Derivatives are also considered as held for trading and, therefore, are classified into this category, unless they have been designated as hedge instruments. Assets of this category are classified as current assets. Gains or losses arising from changes in the fair value are recognized in the statement of income in line item “Financial income/finance costs” in the period in which they occur, unless the instrument has been contracted in connection with another transaction. In this case, changes are recognized in the same profit or loss line in which the hedged transaction was recognized.

(b)           Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables (including Trade accounts receivable, Cash and cash equivalents, Other receivables, Restricted Cash and Finanical assets – Bank deposits) are measured at amortized cost using the effective interest method, less any impairment loss, except for certain short-term investments that comply with the definition of assets at fair value through profit or loss. They are classified in current assets, except those with maturities of more than 12 months after the reporting date, which are classified as non-current assets.

TAM S.A. and

TAM S.A. and subsidiaries

Notes to the Financial Statements   to Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

2.7.1      Measurement of financial assets

Financial assets carried at fair value through profit or loss  are  initially recognized at fair value, and transaction costs are expensed in the statement of operations. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the group has transferred substantially all risks and rewards of ownership. Financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are subsequently carried at amortized cost using the effective interest method.

The fair values of quoted investments are based on current bid prices. For unlisted and for listed securities where the market for a financial asset is not active TAM establishes fair value using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same and discounted cash flow analysis.

2.7.2      Impairment of financial assets

Financial assets, except those designated at fair value through profit or loss, are assessed based on impairment indicators at the end of each reporting period. Impairment losses are recognized if, and only if, there is objetive evidence of impairment of the financial asset as a result of one or more events that occurred after its initial recognition, with impact on the estimated cash flows of this asset.

The criteria used to determine if there is objetive evidence of impairment may include:

  Significant financial difficulty of the issuer or counterparty;

  Breach of contract, such as a default or delinquency in interest or principal payments;

  Probability of the debtor entering bankruptcy or financial reorganization; or

  Disappearance of an active market for that financial asset because of financial difficulties.

For certain categories of financial assets, such as accounts receivable, the assets that are assessed as not impaired in an individual assessment may, subsequently, be assessed as impaired in a collective assessment. Objective evidence of impairment for a receivables portfolio may include the Company’s past experience in the collection of payments and the increased number of delayed payments after a period of days, as well as observable changes in the national or local economic conditions related to defaults on receivables.

The carrying amount of the financial asset is reduced directly by the impairment loss for all financial assets, except for accounts receivable, in which the carrying amount is reduced through the use of a provision. Subsequent recoveries of amounts previously written off are credited to the provision. Any changes in the carrying amount of the provision are recorded in profit or loss.

2.8          Trade accounts receivable

Trade accounts receivable are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. In practice, due to the short term nature of the receivables, they are usually recognized at the invoiced amount. A provision for impairment of trade receivables (allowance for doubtful receivables) is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables.

The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognized in the statement of operations. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited to the statement of operations.

TAM S.A. and

TAM S.A. and subsidiaries

Notes to the Financial Statements   to Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

2.9          Inventories

Inventories, consisting mainly of spare parts and materials to be used in maintenance and repair activities, are stated at the average acquisition cost, or realizable value where lower, net of provisions to write down the value of obsolete items.

2.10       Derivative financial instruments and hedging operations

Derivative financial instruments are initially recognized at fair value at the date when a derivative contract is entered into and are subsequently remeasured at fair value. Transaction costs are recognized as expenses as incurred. They are classified in current assets, except those with maturities of more than 12 months after the reporting date, which are classified as non-current assets.

The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.  Multiplus designates certain derivatives as hedges of the foreign exchange risk of highly probable forecasted sales of points (cash flow hedge).

Any changes in the fair value of financial instruments not designated as hedge for accounting purposes are immediately recognized in profit and loss.

(a)     Derivative financial instruments entered into by TAM Linhas Aéreas

Although subsidiary TLA uses derivatives to mitigate the economic effects of changes in exchange rates and international oil prices, it does not apply hedge accounting. Any changes in the fair value of financial instruments are immediately recognized in profit and loss. The Company has not classified any derivative instrument in a “fair value hedge” or “net investment hedge” relationship.

Gains and losses arising from changes in the fair value of fuel derivatives are presented separately in the statement of operations.

(b)     Derivative instruments entered into by Multiplus

Multiplus designates certain derivatives as hedge of a the foreign exchange rate risk associated with highly probable forecast transaction (cash flow hedge).

Multiplus decided to apply hedge accounting considering that revenue from the sales of points to financial institutions is recognized after billing to the financial institutions and only at the moment when the participants in the loyalty program redeem their points for awards and that there is a mismatch between the moment at which points are billed and recognized as deferred revenue and the moment at which points are redeemed and revenue is recognized in the statement of operations. By applying hedge accounting management believes that it reduces the mismatch between the timing of the recognition of the effects of the derivative financial instruments in the statement of operations and the timing of the recognition of revenue with respect to the transactions being hedged. Management also expects that a highly-effective hedge relationship will reduce the impact of the derivative instruments that is recognized under finance income and finance costs in the statement of operations.

Multiplus deems the cash flows from future sales of points to financial institutions designated for hedge as highly probable and categorizes the change in the intrinsic value of the derivative instruments contracted to protect those cash flows against exchange rate variations as “cash flow hedge” of such future sale. Derivative financial instruments designated as hedging instruments under hedge accounting are recognized as assets and liabilities in the balance sheet and are measured at fair value initially and subsequently remeasured to fair value. The change in fair value attributable to the effective portion of the hedge relationship is recognized in other comprehensive income within shareholder’s equity and the ineffective portion and the time value ,which is not part of the hedging relationship, is recognized directly in the statement of operations. The effective portion originally recognized in shareholder’s equity in other comprehensive income, will only be released or recycled into the statement of operations when the hedged item affect the statement of operations. However, when a hedged item expires or when a hedge operation no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in stockholder’s equity, at the time, remains in stockholders´equity until the moment in which the forecasted transaction is ultimately recognized in income.

TAM S.A. and

TAM S.A. and subsidiaries

Notes to the Financial Statements   to Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

The gain or loss relating to the ineffective portion is recognized immediately in the statement of operations within finance income and finance expenses. No significant amount of ineffectiveness has been recognized in the statement of operations for the periods presented.

Multiplus documents at the inception of the hedge relationship each operation, the relationship between hedging instruments and hedged items, including the risk management objectives and the strategy for the entering into the hedge transactions. Multiplus also documents, both at inception of the hedge relationship and on an ongoing basis, the calculations and /or assessments of whether the changes in the intrinsic value of the derivative instruments designated as hedging instruments are highly effective in offsetting the changes in cash flows in Reais attributable to the change in the exchange rate between the Brazilian real and the U.S dollar of the highly probable future sales of points.

The hedging instruments are considered to be effective when the variation in the cash flow of the hedging instruments offsets between 80% and 125% of the changes in the hedged  transaction.

2.11       Non-current assets held for sale

Non-current assets are classified as assets held for sale when their carrying amount is to be recovered principally through a sale transaction and the sale is considered highly probable. They are stated at the lower of carrying amount and fair value less costs to sell.

2.12       Intangible assets

(a)           Computer software and IT projects

Expenses related to software maintenance are recognized as expenses as they are incurred. Expenses directly related to internally developed software and other IT projects include materials, costs incurred with software development companies and other direct costs. They are capitalized as intangible assets when they will probably generate economic benefits greater than their costs, considering their economic and technological viability. Computer software development costs recognized as assets are amortized on a straight-line basis over their estimated useful life, which does not usually exceed 5 years.

(b)          Other intangible assets

Include amounts related to: (a) right to slots arising from the acquisition of Pantanal in March 2010, based on the expected profitability of operating regular flights from the airports object of the acquired right, (b) the “TAM” brand acquired in July 2010 as result of the acquisition of TAM Milor, and (c) licenses and other contractual rights acquired from third parties, which are capitalized as intangible assets and amortized over their estimated useful life.

The carrying value of intangible assets is reviewed for impairment if events or changes in circumstances indicate the carrying value may not be recoverable, or if the intangible assets have not yet started to be used and amortized.

(c)                 Goodwill

Goodwill arises on the acquisition of subsidiaries and represents the excess of the consideration transferred over the Company interest in net fair value of the net identifiable assets, liabilities and contingent liabilities of the acquired entity and the fair value of the non-controlling interest in the acquire.

TAM S.A. and

TAM S.A. and subsidiaries

Notes to the Financial Statements   to Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

For the purposes of impairment testing, goodwill acquired in a business combination is allocated to each of the CGUs, that is expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes. Goodwill is monitored at the operating segment level.

Goodwill impairment reviews are undertaken annually or more frequently if events or charges in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher of value in use and fair value less costs to sell. Any impairment is recognized immediately as an expense and is not subsequently reversed.

2.13       Property, plant and equipment including aircraft pre-delivery payments

Assets included in property, plant and equipment, including rotable parts, are recorded at acquisition cost or construction cost including interest and other financial charges capitalized. Depending on the type of the asset and the timing of its acquisition, the cost refers to the historical acquisition cost, deemed cost, or to the historical acquisition cost adjusted for the effects of hyperinflation, in the years in which the Brazilian economy was considered hyperinflationary. Brazil was considered a hyperinflationary economy for IFRS purposes until 1997.

Land is not subject to depreciation. Each component of the asset that has a significant cost in relation to the total asset is depreciated separately.  Depreciation is recognized based on the estimated useful life of each asset under the straight-line method, so that the cost less its residual value after its useful life is fully written off. The estimated useful life, residual values and depreciation methods are reviewed annually and the effect of any changes in estimates  is accounted for prospectively. The useful lives of items of equipment are shown in Note 18. Assets held through finance leases, as well as related rotables and spare engines purchased separately, are depreciated over the shorter of the useful life of the asset and the lease term.

Under IAS 16 – “Property, plant and equipment”, major engine overhauls including replacement spares and labor costs, are considered as a separate component and depreciated over the average expected period to the next major overhaul (the “built-in overhaul method”). All other replacement spares and other costs relating to maintenance of flight equipment assets, including all amounts payable under "power by the hour" maintenance contracts, are charged to the statement of operations on consumption or as incurred respectively, as described under item (b) below.

Interest costs incurred on borrowings that fund progress payments on assets under construction, including pre-delivery payments to the acquisition of new aircraft, are capitalized and included as part of the cost of the assets through the earlier of the date of completion or the aircraft delivery.

The carrying value of property, plant and equipment is reviewed for impairment when events or changes in circumstances indicate the carrying value might be greater than its estimated recoverable amount.

A property, plant and equipment item is written off after disposal or when there are no future economic benefits expected as a result of the continued use of the asset. Any gains or losses on the sale or disposal of a property, plant and equipment item are determined by the difference between the amounts received from the sale and the carrying amount of the asset and are recognized in profit or loss.

(a)           Pre-delivery payments

Pre-delivery Payments (PDPs) paid to aircraft manufacturers under the terms of purchase agreements for aircraft are denominated in US dollars and are recognized in the financial statements at the amount paid translated at the exchange rate ruling at the date of payment. Borrowing costs, including interest and applicable foreign exchange differences incurred for the construction of qualifying assets are capitalized during the period which the aircraft are built.

TAM S.A. and

TAM S.A. and subsidiaries

Notes to the Financial Statements   to Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

In the event that a decision is taken that the aircraft will not be purchased by TAM, but rather it will be leased and it is agreed that the PDPs will be returned to TAM, then the related PDPs are reclassified to other receivables and are remeasured to the present value of the amount expected to be returned to TAM. This amount will, if it is denominated in a foreign currency, be translated at the exchange rate ruling at the reporting date, and any resulting difference recognized in the statement of operations.

(b)           Aircraft and engine maintenance

Engine maintenance contracts cover all significant engine maintenance activity. The basis on which maintenance expenses are considered incurred depends on the nature of the services provided:

  Time and materials contracts: under which amounts are payable to the maintenance provider, and are recognized in the statement of operations, based on actual maintenance activities performed by the maintenance providers. The costs incurred reflect the actual amount of time incurred by the maintenance providers and the cost of the materials and components used in the maintenance activities.

  Power-by-the-hour contracts: under which amounts are contractually payable to the maintenance provider based on hours flown and for which a liability and a corresponding expense in the statement of operations are recognized as the hours are flown.

2.14       Impairment of non-current assets

Assets that have an indefinite useful life are not subject to amortization and are tested annually or more frequently if changes in circumstances indicate a potential impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the assets carrying amount exceeds its recoverable amount. The recoverable amount is the higher of the fair value less costs to sell and its value in use of the asset. For impairment testing purposes, assets are grouped at the lowest level for which cash flows can be separately identified (cash generating units or "CGUs"). Impaired non-financial assets, except goodwill, are reviewed subsequently for analysis of the possible reversal of the impairment at the reporting date.

2.15       Accounts payable

Accounts payable are obligations to pay for goods or services that have been acquired in the ordinary course of business. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Accounts payable are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method. In practice, due to the short term nature of most trade payables, they are usually recognized at the invoiced amount.

2.16       Non-derivative financial liabilities

Other financial liabilities (including loans, senior notes and debentures) are initially recognized at fair value, less transaction costs incurred. Subsequently, they are measured at amortized cost using the effective interest method.

TAM S.A. and

TAM S.A. and subsidiaries

Notes to the Financial Statements   to Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

The effective interest method is used to calculate the amortized cost of a financial liability and allocate its interest expense over the related period. The effective interest rate is the rate that discounts exactly estimated future cash flows (including fees and points paid or received that are an integral part of the effective interest rate, transaction costs and other premiums or discounts) over the estimated life of the financial liability or, when appropriate, over a shorter period, to the amount initially recognized.

Loans are classified in current liabilities, unless TAM has an unconditional right not to settle the liability for at least 12 months after the reporting date.

Non-convertible debentures and senior notes are recorded in the same manner as loans.

2.17       Income tax and social contribution

Income tax and social contribution expense represents the sum of current and deferred taxes. The income tax and social contribution expense for the period comprises current and deferred tax. Income tax and social contribution is recognized in the statement of operations, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively. When current and deferred taxes are derived from the initial recognition in a business combination, the tax effect is considered in the recognition of the business combination.

The current income tax and social contribution charge are calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation, it establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax and social contribution are recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss liability is settled. Deferred income tax and social contribution are calculated on temporary differences arising from differences between the tax bases of assets and liabilities and their carrying amounts.

The rates currently enacted for determining of income tax and social contribution in Brazil are 25% and 9%, respectively (Note 25).

Deferred tax assets are recognized to the extent that it is probable sufficient future taxable income will be available for offset against tax losses, considering projections of future income based on internal assumptions and future economic scenarios which may, therefore, suffer changes. The Company's management revises these projections annually. Deferred income tax is provided on temporary differences arising on investments in subsidiaries except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax and social contribution assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

TAM S.A. and

TAM S.A. and subsidiaries

Notes to the Financial Statements   to Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

2.18       Deferred income

Deferred income accounts comprises advance ticket sales, gains on sale and leaseback transactions and revenue related to Loyalty Program (Note 21).

The revenue from the loyalty program is initially measured at fair value, against accounts receivable, and is recognized in profit or loss as program points are redeemed.

The Advance ticket sales account comprises tickets sold in the last 12 months but not yet used. These amounts are recognized as revenue when the service is provided or tickets expire.

2.19       Provisions

The Company recognizes provisions when: (i) it has a present legal or constructive obligation as a result of past events; (ii) it is probable that an outflow of resources will be required to settle the obligation; and (iii) the amount can be reliably estimated. Provisions are measured at the present value of expenditure required to settle the obligation, using a pre-tax rate discount, which reflects current market assessments of the time value of money and specific risks of the obligation. The increase in the obligation as a result of the passage of time is recognized as finance costs. Provisions are presented net of the related judicial deposits.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, an asset is recognized if, and only if, the reimbursement is virtually certain and the amount can be reliably measured.

2.20       Employee benefits

(a)           Profit-sharing and bonus

The Company recognizes a liability and an expense for bonuses and profit-sharing, based on a Profit Sharing Program and certain operating indicators. The Company recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

(b)           Share-based payment

The Company operates an equity-settled share-based compensation plan. The shared-based compensation plan is measured at the fair value of equity instruments at the granting date. Details regarding the determination of the fair value of these plans are described in Note 32.2.

The fair value of the employee services received in exchange for the grant of the options is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions used to define the number of options that are expected to vest. At each reporting date TAM revises its estimates of the number of options that are expected to vest, recognizing the impact of the revision of original estimates, if any, in the statement of operations, with a corresponding adjustment to equity.

When share options are exercised by issuing treasury shares, the proceeds received from the exercise of options, net of any directly attributable transaction costs are credited to treasury shares; the difference between the book value of the treasury shares awarded to the employee and the exercise price is recognized in retained earnings.

TAM S.A. and

TAM S.A. and subsidiaries

Notes to the Financial Statements   to Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

(c)           Pension plans

The Company only operates defined contribution plans. Once the contributions are made, the Company has no further liability for additional payments. Regular contributions comprise the net periodic costs of the period when they are due and, accordingly, are included in personnel expenses.

2.21       Share capital

Common shares and non-redeemable preferred shares are classified as stockholder's equity. Incremental costs directly attributable to the issue of new ordinary shares or options are shown in equity as a deduction, net of tax, from the proceeds.

When any group company purchases the Company's equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from stockholders' equity until the shares are cancelled or reissued. When such ordinary shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, and is included in equity attributable to the company’s equity holders.

2.22       Dividends and interest own capital

Dividend distribution and interest on own capital to the company’s shareholders is recognized as a liability in the financial statements at the end of the year. The financial statements reflect only minimum mandatory dividends, provided for in the Company’s statute, of 25% of the net profit. Any value above the minimum mandatory is only accrued on the date they are approved by shareholders in General Meeting (Ordinary / Extraordinary). Tax benefits of interest on equity are recognized in the statement of operations.

2.23       Earnings per share

Earnings per share are calculated by diviging profit or loss for the year attributable to the Company's controlling and non-controlling stockholders by the weighted average of common and preferred shares outstanding in the related year. Diluted earnings per share are calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential shares for the year presented.

2.24       Lease agreements

Leases are classified at inception. Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the statement of operations on a straight-line basis over the period of the lease.

The Company leases certain property, plant and equipment. Leases of property, plant and equipment where the Company has substantially all the risks and rewards of ownership are classified as finance lease. Finance leases are capitalized at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments.

Each lease payment is allocated between the liability and finance charges.  The corresponding rental obligations, net of finance charges, are included in other long-term payables. The interest element of the finance cost is charged to the statement of operations over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is  depreciated over the shorter of the useful life of the asset and the lease term unless there is reasonable certainty that ownership of the asset will be obtained by the end of the lease term in which case is depreciated over its useful life

TAM S.A. and

TAM S.A. and subsidiaries

Notes to the Financial Statements   to Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

Any gains arising on sale and leaseback transactions resulting in finance leases are deferred and recognized in the statement of operations on a straight-line basis over the period of the lease; gains and losses arising on sale and leaseback transactions resulting in operating leases are generally recognized in the statement of operations immediately.

Losses arising on sale and leaseback of finance leases are deferred to the extent that the object and leaseback transactions is not subject to impairment and are recognized in the statement of operations on a straight line basis during the term of the lease.

2.25       Revenue

Air transportation revenues (passengers and cargo) are recognized when transportation services are rendered. Revenue from passenger tickets sold but not yet used (advance ticket sales) is treated as deferred income, classified within current liabilities. Revenue for unused tickets is recognized on the ticket expiration date, which is 12 months after the issuance date of the ticket.

The subsidiary TLA sponsors a program (Loyalty Program) to award frequent flyers, whereby points are accumulated when flying with TAM or partner airline companies, or when making purchases using TAM Loyalty Program credit card, or using the services and products of commercial partners. The Loyalty Program award credits when passengers use the flights of TAM or partnering airlines are recognized as a separately identifiable component of revenue based on the estimated fair value of the points awarded. This revenue is deferred, considering the points that are expected to be redeemed based on historical experience, and is recognized in the statement of operations as passenger revenue when the points are redeemed and passengers uplifted.

On January 1, 2010, the subsidiary TLA transferred the management of the loyalty program to its subsidiary Multiplus. As from January 1, 2010 points are be issued by Multiplus who will sell points to TAM in order to grant such points to its flying customers, as well as sells points to commercial partners.

Revenue from points sold by Multiplus to third parties is recognized in the statement of operations when points are redeemed for awards or, in the case of points that are expected not to be redeemed, is recognized over the points validity period of two years.

Other operating revenues, represented by fees arising from alterations to flight reservations, sub-lease of aircraft, maintenance services provided to other airlines and other services, are recognized when the services are provided.

Interest income is recognized using the effective interest rate method.

2.26       Segment information

Operating segment information is presented consistent with the internal report provided to the chief operating decision maker. The chief operating decision maker, responsible for allocating resources and assessing the performance of operating segments, is the Chief Executive Officer of TAM S.A. TAM has two operating and reportable segments to be reported: Airlines and Loyalty Program.

2.27       Presentation of the statement of operations

TAM S.A. and

TAM S.A. and subsidiaries

Notes to the Financial Statements   to Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

On the face of the statement of operations movements in the fair value of fuel derivatives are separately presented. This items is disclosed separately in order to help users of the financial statements better understand TAM's financial performance.

2.28       Business combination

In the consolidated financial statements, business acquisitions are accounted for under the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of fair values of assets transferred and liabilities incurred by the Company at the acquisition date for the former controlling stockholders of the acquire and of interests issued by the Company in exchange for control of the acquiree. Transaction costs in a business combination, which are not associated with bond issues or equity issuance, are recognized as expense as incurred.

At the acquisition date, identifiable assets acquired and liabilities assumed are recognized at fair value at the acquisition date, except for:

•         Deferred tax assets and liabilities, and liabilities related to employee benefit plans are recognized and measured in accordance with IAS 12 – Income Taxes and IAS 19 – Employee Benefits;

•         Liabilities or equity instruments related to share-based payment agreements of the acquiree or share-based payment agreements of the Company entered into to replace share-based payment agreements of the acquiree are measured in accordance with IFRS 2 – Shared-Based Payment at the acquisition date;

•         Assets (or disposal groups) classified as held for sale in accordance with IFRS 5 – Non-current Assets held for Sale and Discontinued Operations are measured in conformity with that standard.

The Company measures goodwill as the fair value of the consideration transferred, including the recognized amount of any non-controlling interest in the acquired company, less the net amount recognized (generally the fair value) of identifiable assets acquired and liabilities assumed, all measured at the acquisition date. When the excess is negative, a gain from the purchase agreement is immediately recognized in the statement of operations for the period.

2.29       Statement of Value Added (“DVA”)

This statement is intended to evidence the wealth created by the Company and its distribution during a certain period and is presented by the Company, as required by Brazilian Corporate Law, as part of its individual financial statements and as supplemental information to the consolidated financial statements, since it is not a statement provided for or mandatory under IFRSs.

The DVA was prepared based on information obtained from accounting records used as a basis for preparing the financial statements and following the provisions contained in CPC 09 – Statement of Value Added. In its first part the statement presents the wealth created by the Company, represented by revenues (gross sales revenue, including taxes levied thereon, other revenues, and the effects of the impairment provision, inputs acquired from third parties (costs of sales and acquisition of materials, energy and outsourced services, including taxes levied on the acquisition, the effects of losses and recovery of asset values, and depreciation and amortization) and the value added received from third parties (equity share in the results of investees, financial income and other income). The second part of the DVA presents the distribution of wealth among personnel, taxes and contributions, remuneration of third-party capital and remuneration of own capital.

2.30       New and revised standards and interpretations applicable in 2011 and already issued but not yeat effective

TAM S.A. and

TAM S.A. and subsidiaries

Notes to the Financial Statements   to Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

The only new standard (including amendments and improvements to standards) relevant to TAM effective for initial adoption in the financial year ended December 31, 2011 is  IFRIC 13 - "Customer Loyalty Programmes" under which the meaning of “fair value” is clarified in the context of measurement of award credits in customer loyalty programmes. The application of the clarified guidance did not result in any impact on the financial position and results of operations since the Company was already considering the requirements of IFRIC 13 in measuring the fair value of its award credits.

The following new standards, amendments and interpretations of standards were issued by the IASB and are applicable for the year ended December 31, 2011.

•         Amendment to IAS 32 – Financial instruments: Presentation – classification of rights issues – amended to allow rights, options or warrants to acquire a fixed number of the entity’s own equity instruments for a fixed amount of any currency to be classified as equity instruments provided the entity offers the rights, options or warrants pro rata to all of its  existing owners of the same class of its own non-derivative equity instruments. This standard did not have any impact to the Company considering its current operations. Applicable periods beginning on or after 1 February 2010.

•         IFRIC 19, Extinguishing financial liabilities with equity instruments – clarifies the requirements of IFRSs when an entity renegotiates the terms of a financial liability with its creditor and the creditor agrees to accept the entity’s shares or other equity instruments to settle the financial liability fully or partially. This standard does not bring any impact to the Company. Applicable periods beginning on or after 1 July 2010.

•         Amendment to IFRS 1, First-time adoption of IFRS – Limited exemption from comparative IFRS 7 disclosures for first-time adopters – provides the same relief to first-time adopters as was given to current users of IFRSs upon adoption of the amendments to IFRS 7. Also clarifies the transition provisions of the amendments to IFRS 7. This standard is no longer relevant to the Company since it has already applied IFRS 1 upon its transition to IFRS. Applicable periods beginning on or after 1 July 2010.

•         IAS 24, Related party disclosures (revised 2009) – amends the definition of a related party and modifies certain related-party disclosure requirements for government-related entities. This standard did not have any impact to the Company considering its current operations. Applicable periods beginning on or after 1 January 2011.

•         Amendment to IFRIC 14, IAS 19 – The limit on a defined benefit assets, minimum funding requirements and their interaction – removes unintended consequences arising from the treatment of pre-payments where there is a minimum funding requirement. Results in pre-payment of contributions in certain circumstances being recognized as an asset rather tha an expense. This standard did not have any impact to the Company considering its current operations. Applicable periods beginning on or after 1 January 2011.

The following new standards, amendments and interpretations of standards were issued by the IASB and are not applicable for the year ended December 31, 2011 but in future periods:

•         IAS 19, Employee benefits was amended in June 2011. The impact will be the following: (i) to eliminate the  corridor approach, (ii) recognize all actuarial gains and losses in Comprehensive statement of operations as they occur, (iii)  to immediately recognize all past service costs in the statement of operations, and (iv) to replace interest cost and expected return on plan assets with a net interest amount that is calculated by applying the discount rate to the net defined benefit, net. This standard is not expected to have any significant impact to the Company considering its current operations. This standard is applicable periods beginning on or after 1 January 2013.

TAM S.A. and

TAM S.A. and subsidiaries

Notes to the Financial Statements   to Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

•         IFRS 9, Financial instruments – addresses the classification, measurement and  recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. It replaces IAS 39 where it relates to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be  classified into two measurement categories: those measured  as at  fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases  where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the  statement of operations, unless this creates an accounting period beginning on or  after 1 January 2013. The Company is evaluating the full impact of IFRS 9.

•         IFRS 10, Consolidated financial statements – builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. This standard is not expected to have any significant impact to the Company considering its current operations. This standard is applicable for periods beginning on or after 1 January 2013.

•         IFRS 11, Joint arrangements  – was amended in May 2011. The IFRS 11 is a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement rather than its legal form. There are two types of joint arrangement: joint operations and joint ventures. Joint operations arise where a joint operator has rights to the assets and obligations relating to the arrangement and hence accounts for its interest in assets, liabilities, revenue and expenses. Joint ventures arise where the joint operator has rights to the net assets of the arrangement and hence equity accounts for its interest. Proportional consolidation of joint ventures is no longer allowed. This standard is applicable periods beginning on or after 1 January 2013. This standard is not expected to have any significant impact to the Company considering its current operations.

•         IFRS 12, Disclosures of interests  in other entities – includes the  disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. The Company is yet to assess the additional disclosures that will be required as result of IFRS 12. This standard is applicable periods beginning on or after 1 January 2013.

•         IFRS 13, Fair value measurement, was amended in May 2011. Aims to improve consistency and reduce complexity by  providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. The requirements, which are largely aligned between IFRS and US GAAP, do not extend  the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS  or US GAAP. The Company is in the process of assessing  whether IFRS 13 will have any impact on the manner on how fair value is determined. This standard is applicable periods beginning on or after 1 January 2013.

TAM S.A. and

TAM S.A. and subsidiaries

Notes to the Financial Statements   to Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

•         Amendments to IFRS 7, Financial instruments: Disclosures on derecognition – This amendment will promote transparency in the reporting of transfer transactions and improve users’ understanding of the risk exposures relating to transfers of financial assets and the effect of those risks on an entity’s financial position, particularly those involving securitization of financial assets. The following new standards, amendments and interpretations of standards were issued by the IASB and are applicable for the year ended December 31, 2011. Effective periods beginning on or after 1 July 2011. The standar will affect future disclosures to the extent it enteres into transfers of financial assets.

•         Amendment to IAS 12, Income taxes on deferred tax – IAS 12, ‘Income taxes’, currently requires an entity to measure the deferred tax relating to an asset depending on whether the entity expects to recover the carrying amount of the asset through use or sale. It can be difficult and subjective to assess whether recovery will be through use or through sale when the asset is measured using the fair value model in IAS 40, ‘Investment property’. This amendment therefore introduces an exception to the investment property measured at fair value. As a result of the amendments, SIC 21, ‘Income taxes – recovery of revalued non-depreciable assets’, will no longer apply to investment properties carried at fair value. The amendments also incorporate into IAS 12 the remaining guidance previously contained in SIC 21, which is withdrawn. Effective periods beginning on or after 1 July 2011. This standard does not being any impact to the Company. This standard is not expected to have any significant impact to the Company considering its current operations.

•         Amendment to IAS 1, Financial statement presentation regarding other comprehensive income – The main change resulting from these amendments is a requirement for entities to group items presented in ‘other comprehensive income’ (OCI) on the basis of whether they are potentially reclassificable to profit or loss subsequently (reclassification adjustments). The amendments do not address which items are presented in OCI. Effective periods beginning on or after 1 July 2012. The Company is currently assessing the impact of this standard on its disclosures.

There are no other IFRS or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Company.

Improvements to IFRSs 2010

The amendments are applicable for annual periods beginning after 1 January 2011 unless otherwise stated and did not have any significant impact in these consolidated financial statements.

•         IFRS 3 “Business combinations”:

(a) transition requirements for contingent consideration from a business combination that occurred before the effective date of the revised IFRS. Clarifies that the amendments to IFRS 7, “Financial instruments”: Disclosures”, “IAS 32, “Financial instruments: Presentation”; and IAS 39, “Financial instruments: Recognition and measurement”, that eliminate the exemption for contingent consideration, do not apply to contingent consideration that arose from business combinations whose acquisition dates precede the application of IFRS 3 (as revised in 2008). Applicable to annual periods beginning on or after 1 July 2010. Applied retrospectively.

TAM S.A. and

TAM S.A. and subsidiaries

Notes to the Financial Statements   to Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

(b) Measurement of non-controlling interests. The choice of measuring non-controlling interests at fair value or at the proportionate share of the acquiree’s net assets applies only to instruments that represent present ownership interests and entities  their holders to a proportionate share of the net assets in the event of liquidation. All other components of non-controlling interest are measured at fair value unless another measurement basis is required by IFRS. Applicable to annual periods beginning on or after   July 1, 2010. Applied prospectively from the date the entity applies IFRS 3.

(c)           Un-replaced and voluntarily replaced share-based payment awards. The application guidance  in IFRS 3 applies to all share-based payment transactions that are part of a business combination, including un-replaced and voluntarily replaced share-based payment awards. Applicable to annual periods beginning on or after 1 July 2010. Applied prospectively. The amendment did not have any impact since we did not enter into business combination upon its effective date

•         IFRS 7, Financial instruments – Emphasizes  the interaction between quantitative and qualitative disclosures about the nature and extent of risks associated with financial instruments. Applied after 1 January 2011 and retrospectively. The amendment did not have any significant impact.

•         IAS 1, Presentation of financial statements – Clarifies that an entity will present an analysis of other comprehensive income for each component of equity, either in the statement of changes in equity or in the notes to the financial statements. Applied after 1 January 2011 and retrospectively. The analysis is being presented in the statement of changes in equity.

•         IAS 27, Consolidated and separate financial statements – Clarifies that the consequential amendments from IAS 27 made to IAS 21, ‘The effect of changes in foreign exchange rates’, IAS 28 ‘Investments in associates’, and IAS 31 ‘Interests in joint ventures’, apply prospectively for annual periods beginning on or after 1 July 2009, or earlier when IAS 27 is applied earlier. Applicable to annual periods beginning on or after 1 July 2010. Applied retrospectively. The amendment did not have any significant impact.

TAM S.A. and

TAM S.A. and subsidiaries

Notes to the Financial Statements   to Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

3.            Critical Accounting Estimates and Judgments

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

3.1          Revenue recognition - Loyalty program

Revenue related to the loyalty program is deferred based on the number of outstanding points and a historical average rate for non-redemption of points (breakage) in the last 12 months. The fair value of points issued to participants when flying with TAM or partnering airlines is determined based on the weighted average of points sold to trading partners and free tickets granted to passengers. Also, the deferral of revenue depends on the estimate of the quantity of points to be cancelled when they expire after two years from the issuance date.

3.2          Deferred taxes

The Company recognizes deferred income tax assets and liabilities based on the differences between the carrying amounts shown in the financial statements and the tax basis of the assets and liabilities, using prevailing tax rates. TAM regularly reviews deferred tax assets for recoverability, taking into account historical income generated and projected future taxable income based on a study of technical viability.

3.3          Contingencies

The Company is currently involved in various judicial and administrative proceedings, as described in Note 24. Provisions are recognized for all contingencies in judicial proceedings that represent probable losses (present legal as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated). The probability of loss is evaluated based on the available evidence, including the views of internal and external legal counsel. TAM believes that these contingencies are properly recognized in the financial statements.

3.4          Financial instruments used to mitigate the risks of variations in jet fuel prices

The Company records the financial instruments used to mitigate the risks of variations in jet fuel prices at their fair market value based on market quotations for similar instruments. Derivative financial instruments are used in order to mitigate the risk against variations in fuel prices. Sensitivity to movements in the price of oil is discussed in Note 4.1.1 (e).

4.            Financial instruments

4.1          Financial risck management

The subsidiary TAM's activities expose it to a variety of financial risks: market risk (including currency risk, interest rate risk and price risk), credit risk and liquidity risk.

The Company has a formal Risk Management Policy that defines the rules to be followed and authorizes the Treasury Department to enter into derivative transactions in order to reduce the impact that possible fluctuations in fuel prices and foreign exchange and interest rates may have on its cash flows. The management of risk is monitored by the Risk Committee that is, responsible for, among other matters:

  Deciding any increase in the percentage level of protection based on strategic issues and monitoring the comparison between the market actual and budgeted scenarios;

  Managing and monitoring the risk exposure;

  Monitoring compliance with the risk policy;

  Deciding on the level of exposure to market risks;

  Establishing financial limits for all the institutions authorized to enter to derivative transactions; and

  Monitoring the performance of derivative transactions.

TAM S.A. and

TAM S.A. and subsidiaries

Notes to the Financial Statements   to Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

Derivatives are contracted in line with TAM's policies, considering liquidity, impact on cash flow and cost/benefit analysis of each position taken. The control over the use of derivatives includes verifying whether the rates in the derivative contracts are compatible with market rates.

The Company does not enter into transactions involving financial instruments, including derivative instruments, for speculative purposes.

4.1.1      Market risks

The Company exposed to market risks arising from its normal business activities. These market risks principally relate to changes in interest rates, exchange rates or aviation kerosene (QAV) and such variations can negatively affect its cash flows and future expenses. Market risk is the risk of a possible loss derived from changes in the prices of market prices (exchange rates, interest rates, prices of commodities, or others) that may affect the Company’s cash flow or results. The Company entered into derivative contracts with the purpose of reducing the risks derived from variations in these factors. Policies and procedures have been implemented to evaluate these risks and to monitor the transactions with derivatives. The policies establish minimum and maximum levels of protection, and require that counterparties have investment grade credit rating as condition for entering into the transactions.

(a)           Risks relating to change in the price of jet fuel

One of the most important financial risks of airlines is the volatility of fuel price. The QAV price is linked to the variation of the oil price in the international market. The Company has entered into derivative transactions in order to economically hedge itself against this risk. TAM's Risk Committee has established policies for achieving this. The policy establishes to carry out derivative transactions covering a maximum level of 60% of the fuel consumption projected for the following 24 months and a minimum level of 20% of the consumption projected for the first 12 months and of 10% for the subsequent twelve months. Swaps, options, or a combination of these instruments, using market prices for crude oil, heating oil or jet fuel as the underlying, may be used to achieve TAM’s aims.

TAM protects itself against the volatility in its kerosene price by using derivatives based mainly on crude oil (West Texas Intermediate or "WTI"). The choice of this underlying item was based on studies that indicate that the hedge of QAV based on WTI is, historically, highly effective, in addition to the high liquidity of the financial instruments referenced in WTI. At December 31, 2011 all contracted financial instruments are over the counter.

The Company enters into derivative transactions only with counterparties classified by the main risk rating agencies (Standard & Poors, Fitch and Moody’s) as at a minimum investment grade.

As the consumed volume of kerosene is not fully financial instruments derivatives by means of derivatives, increases in the price of kerosene are not fully offset by adjustments of derivatives. In the same way, decreases in the price of kerosene will have positive impact for the Company, considering that they will not be fully offset by changes in fair value of derivatives.

The aviation fuel consumed in the periods ended at December 31, 2011 and 2010 accounted for 34.8 % and 33.2%, respectively, of the cost of services provided by the Company (Note 31).

TAM S.A. and

TAM S.A. and subsidiaries

Notes to the Financial Statements   to Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

(a.1)       Outstanding jet fuel of derivatives:

The following table presents the percentages of anticipated consumption covered for the next 12 months after each date and the average strike price for the transactions outstanding as of each of those dates:

	December 31, 2011	December 31, 2010

% of coverage anticipated for the next 12 months	28%	25%
Average strike price for outstanding derivatives	US$ 94/bbl	US$ 87/bbl
Market price of WTI at year-end	US$ 98/bbl	US$ 89/bbl

The following table presents both the notional amount and fair value of outstanding jet fuel derivatives as of each date broken down by maturity:

	2011	2012	2013	2014	Total
At December 31, 2011
Notional amount – thousands of barrels (bbl)		5,660	2,425	325	8,410
Fair value, net – R$ thousand		18,076	(7,803)	826	11,099

At December 31, 2010
Notional amount – thousands of barrels (bbl)	3,985	2,710	150		6,845
Fair value, net – R$ thousand	(9,791)	(8,536)	(182)		(18,509)

(b)           Exchange rate risk

(b.1)       TAM Linhas Aéreas

A significant portion of the operating costs and expenses, such as aircraft and engine maintenance services, aircraft lease payments and aircraft insurance, are denominated in U.S. dollars. Also the Company has a significant exposure to foreign currency (mainly the U.S. dollar) from its foreign currency denominated liabilities less its foreign currency denominated assets. The amount of the exposure to foreign currency at December 31, 2011 and 2010 of assets and liabilities is presented in the corresponding explanatory notes.

The Company may enter into derivative contracts to protect against a possible appreciation or depreciation of the Real against the U.S. dollar. No derivatives have been entered into other than the one described below.

The notional amount and fair value of the foreign currency derivatives outstanding are presented below by year of maturity:

2012

At December 31, 2011
Notional amount – US$	31,000
Fair value – R$	(68)

At December 31, 2010
Notional amount – US$	31,000
Fair value – R$	(888)

In view of the restructuring of derivatives made in the first quarter of 2009 and in the second quarter of 2010, one of the counterparties required a deposit denominated in dollars as collateral guarantee. As deposits in foreign currency are not permitted in Brazil, a foreign exchange collar was entered into with the amount of the deposit as notional and also provided as collateral.

The collar transaction described above is the only foreign currency derivative outstanding at December 31, 2011 and 2010.

TAM S.A. and

TAM S.A. and subsidiaries

Notes to the Financial Statements   to Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

(b.2)       Multiplus

The exchange rate risk consists of the risk of changes in the R$/US$ exchange rate that affects the selling price of points as part of the contracts have the price of the points denominated in US$. These fluctuations may impact the cash flows and the sale price of points when measured in Reais. Market risk in the case of Multiplus is the possibility of a future cash flow lower than projected due to a possible fall in the exchange rate R$/US$.

The following table presents both the notional amount and fair value of outstanding derivatives as of each date broken down by maturity. The maturity date of the derivative is also the date on which the highly probable sale of points is expected to be billed. The highly probable sales of points are expected to be recognized in income after billed and management expects that they will be recognized in income on average in up to six months after billed:

	2012	2013	2014	Total

At December 31, 2011
Notional amount – US$	303,000	265,000	2,000	570,000
Fair value – R$	(20,125)	(25,722)	(508)	(46,355)

(c)           Distribution of fair value by counterparty credit rating

The distribution of fair value by counterparty credit rating and by type of risk being protected at December 31, 2011 and 2010 is presented below:

TAM S.A. and

TAM S.A. and subsidiaries

Notes to the Financial Statements   to Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

(i)            Effects of derivatives on the balance sheet

		December 31, 2011			December 31, 2010
Counterparties with external credit rating Standard&Price, Moody´s or Fitch)	Trading place	TLA	Multiplus	Total	TLA	Multiplus	Total

AAA*	Over the counter	2,623	(24,956)	(22,333)	(23,342)		(23,342)
AA+, AA or AA-*	Over the counter	2,979	(21,399)	(18,420)	3,671		3,671
A+, A or A-*	Over the counter	5,429		5,429	274		274

		11,031	(46,355)	(35,324)	(19,397)		(19,397)

Fuel derivative in an asset position – WTI		33,307		33,307	16,463		16,463
Fuel derivative in a liability position – WTI		(22,208)		(22,208)	(34,972)		(34,972)

Fuel derivative net - WTI		11,099		11,099	(18,509)		(18,509)

Foreign exchange derivatives in an asset position			2,542	2,542
Foreign exchange derivatives in a liability position		(68)	(48,897)	(48,965)	(888)		(888)

Foreign exchange derivatives net		(68)	(46,355)	(46,423)	(888)		(888)

		11,031	(46,355)	(35,324)	(19,397)		(19,397)

Amounts outstanding in equity
Cash flow hedge – Recognition in other comprehensive income			(53,515)	(53,515)
Cash flow hedge – Amount recycled into income			1,680	1,680
Deferred income tax and social contribution effective			17,624	17,624

			(34,211)	(34,211)

TAM S.A. and

TAM S.A. and subsidiaries

Notes to the Financial Statements   to Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

(*) The ratings can be expressed either in the global scale or in local currency. Each agency has a slightly different way to present rating. The table above unifies the presentations in what what we believe is the most well known rating international scale.

The Company monitors the concentration of financial instruments on a single counterparty. Internal policies require reporting of excessive concentrations to the Risk Committee. At December 31, 2011 there were counterparty, which that exceeded the limits established; however the Company believes this concentration of risk is acceptable.

(d) Effect of derivatives in the statement of operations

Until August 2011, all gains and losses resulting from changes in fair value of derivatives entered into by Multiplus (which were not designated for cash flow hedge) were recognized in the statement of operations in the same line on which the transaction being economically hedged is recorded which in the case of Multiplus is revenue.

As described above as from August 31, 2011, Multiplus designated the intrinsic value of all derivative as hedging instruments for hedge accounting purposes. For derivatives designated as hedging instruments the change in the intrinsic value is initially recorded in shareholder’s equity and released to income at the same time that the hedged transaction is recorded in income; upon release to income the amount originally recognized in equity is recorded in the line revenue. Also for derivatives designated as hedging instruments, the change in the time value of the derivatives is not part of the hedge relationship and this change is recognized immediately under finance income and finance cost.

The amounts recognized in the statement of operations for derivatives for the year ended December 31, 2011 are presented below:

December 31, 2011

Revenue
Net gain realized	2,365
Net gain resulting from the change in fair value until August/2011	7,375

9,740

Finance Result
Finance Expense – Change in time value of derivative instruments designated for hedge accounting	(6,584)

3,156

(e)           Interest rate risk

TAM’s earnings are affected by changes in interest rates due to the impact these changes have on interest expense from variable-rate debt instruments, variable-rate lease contracts, and on interest income generated from its cash and short-term investment balances. To minimize possible impacts from interest rate fluctuations, TAM has adopted a policy of diversification, alternating between contracting fixed and variable rates (such as the London Interbank Offered Rate “LIBOR” and CDI - Certificate of Deposit Intermediate.

The Company does not have financial instruments to hedge its cash flows against fluctuations in interest rates.

TAM S.A. and

TAM S.A. and subsidiaries

Notes to the Financial Statements   to Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

(f)            Sensitivity analysis

Presented below is a sensitivity analysis of the financial instruments that demonstrates the impact of changes in financial instruments on the income and in equity of the Company by considering:

  Increase and decrease of 10% in fuel prices, by keeping constant all the  other variables;

  Increase and decrease of 10% in R$/US$ exchange rate, with all other variables remaining steady; and

  Increase and decrease of one percentage point in interest rate, by keeping constant all the other variables.

TAM Linhas Aéreas

Fuel price:

A hypothetical 10% increase/decrease in the price of WTI would lead to an increase/decrease of approximately US$ 36,611 / US$ 36,761  (equivalent to R$ 68,674  / R$ 68,956  at December 31, 2011) in the fair value of WTI derivatives. This increase/ decrease would directly affect the Company’s net income. In terms of cash flows, however, these changes in WTI price would be more than offset by a decrease/increase in the Company’s kerosene-type jet fuel costs. The cash payments for settling the derivatives are due at their respective maturities, distributed from 2011 through 2014.

Exchange rate – U.S. Dollar:

If there was a 10% depreciation/appreciation of the Brazilian against the U.S. dollar and all other variables remained constant, the financial result would have been affected by approximately R$ 791 million / R$ 791 million, mainly as a result of foreign exchange gains/losses on the translation of U.S. dollar denominated trade receivables and U.S. dollar denominated financial assets at fair value through profit or loss, and foreign exchange losses/gains on the translation of U.S. dollar-denominated borrowings and finance leases.

Interest rate – LIBOR and CDI:

A hypothetical 100 basis point increase in foreign market (LIBOR) interest rates in the quarter ended December 31, 2011 would increase its aircraft rental and interest expense over a one year period by approximately US$ 22,007 (equivalent to R$ 41,281).

If there was a hypothetical 100 basis point increase/ decrease in domestic market (CDI) interest rates in the period ended December 31, 2011 would increase/decrease loan and financing interest expenses over a one year period by approximately R$ 7,684.

Multiplus

Exchange rate – U.S. Dollar (Derivatives):

If there was a 10% depreciation / appreciation of the Brazilian against the U.S. dollar and all other variables remained constant, the financial result would have been approximately R$ 19,041  / R$ 1,283, mainly as a result of the effect of the foreign exchange gain or  losses on the time value of the derivaties which is recognized immediately in income.

In addition to the sensitivity analysis above, the Company shall provide a sensitivity analysis of financial instruments, describing the risks that may cause material damage, directly or indirectly by considering the following elements, as determined by CVM Instruction no 475/08:

TAM S.A. and

TAM S.A. and subsidiaries

Notes to the Financial Statements   to Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

•         The probable scenario is defined as the one expected by the Company’s management and referenced to an independent external source;

•         The possible adverse scenario considers a deterioration of 25% in the major variable that determines the fair value of the financial instrument; and

•         The remote adverse scenario considers a deterioration of 50% in the major variable that determines the fair value of the financial instrument.

TAM Linhas Aéreas

Fuel price

Derivative transactions referenced to crude oil (WTI) in own portfolio is intended to protect fuel consumption. The behavior of WTI prices is highly correlated to QAV prices.

None of the derivative instruments used by the subsidiary TLA is leveraged, and as the fuel consumption volume is not fully hedged by derivatives, increases and/or decreases in fuel prices will not be fully offset by adjustments of derivatives.

As a result, the effect of these transactions on the TLA cash generation will be compared to the decreased QAV cost against that level (US$ 98.83/bbl will be adopted as reference). The projections of QAV prices were built based on the results of a simple linear regression.

The net effects of savings in fuel expenses, as opposed to hedge disbursements for 2012, for each of the scenarios, are shown below:

Instrument/transaction	Risk	Scenario I	Scenario II	Scenario III
		(most probable)	(25% fall)	(50% fall)
Average price per barrel	High price QVA	US$ 98.83/bbl	US$ 74.12/bbl	US$ 49.41/bbl
WTI financial instruments derivative and consumption QVA – Net gain		R$ 13,958	R$ 1,619,399	R$ 3,099,723

Exchange rate

Our methodology for the sensitivity analysis of liabilities denominated in foreign currencies includes the probable scenario based on the exchange rate of R$ 1.8758/US$ at December 31, 2011. Considering the projected cash flows for 2012, we verified an increase in cash flow arising from the variation of 25% and 50% over the current rate, as shown below:

	25% R$ 2.3448/ US$	-25% R$ 1.4069/ US$	50% R$ 2.8137/ US$	-50% R$ 0.9379/ US$

Lease agreement	(391,918)	391,918	(783,835)	783,835
FINIMP	(181,142)	181,142	(362,284)	362,284
Loans in foreign currency	(58,669)	58,669	(117,339)	117,339
Bonds	(43,338)	43,338	(86,756)	86,756
Pre-delivery payment	40,790	(40,790)	81,581	(81,581)
Hedge	149	(8,027)	6,852	(22,470)

Total	(634,128)	626,250	(1,261,781)	1,246,163

TAM S.A. and

TAM S.A. and subsidiaries

Notes to the Financial Statements   to Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

Interest rate

For the interest scenario in the foreign market LIBOR (USDLIBOR 3 months), based on the closing rate at December 31, 2011 of 0.581% per year. We projected for 2012, the impact on the cash flow arising from the variation of 25% and 50% over the current rate, as shown below:

	25% 0.73% a.a.	-25% 0.44% a.a.	50% 0.87% a.a.	-50% 0.29% a.a.

Interest expense (R$)	(946)	946	(1,891)	1,891

For the interest scenario in the domestic market (CDI), based on the closing rate at December 31, 2011 of 10.87% per year, we projected for the year 2012 the impact on the cash flow arising from the variation of 25% and 50% over the effective tax, as shown below:

	25% 13.59% a.a.	-25% 8.15% a.a.	50% 16.31% a.a.	-50% 5.44% a.a.

Loan and financing interest expense (R$)	(2,534)	2,534	(5,069)	5,069

Multiplus

Derivatives financial instruments

Our methodology for the sensitivity analysis includes the probable scenario based on the exchange rate of R$ 1.8758  / US$ at December 31, 2011. Considering the projected cash flows for the year 2012, we verified an increase in cash flow arising from the variation of 25% and 50% over the current rate, as show below:

	25% R$ 2.3448/ US$	-25% R$ 1.4069/ US$	50% R$ 2.8137/ US$	-50% R$ 0.9379/ US$

Hedge	(142,657)	130.273	(313,595)	284,089

4.1.2.     Credit risk

Credit risk refers to the risk that a counterparty will not fulfill its contractual obligations, leading the Company and subsidiaries to incur financial losses. Credit risk arises from the possibility of TAM not recovering amounts receivable from services provided to consumers and/or travel agencies, or from amounts held with financial institutions generated by financial investment operations.

To reduce credit risk, TAM has adopted the practice of establishing credit limits and the permanent follow-up of its debtor balances (mainly from travel agencies).

TAM only deals with financial institution counterparties which have a credit rating of at least BBB or equivalent issued by S&P, Moody’s or Fitch. Each institution has a maximum limit for investments, as determined by the Company’s Risk Committee.

Currently, management does not expect losses, beyond those already provided for, due to default of its counterparties and does not have (except for the receivables from credit card issuers) any individually significant exposure to any counterparty separately.

TAM S.A. and

TAM S.A. and subsidiaries

Notes to the Financial Statements   to Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

4.1.3.     Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and short-term investments, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions.

Excess cash is invested mainly through TAM’s exclusive investment fund. The fund has a clear investment policy, with limits on concentration of risk in the underlying investments.

The table below analyses TAM's financial liabilities into relevant maturity groupings based on the remaining period at the reporting date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and include interest, except for derivatives, for which the fair value is disclosed.

				Parent company
	Less than one year	Between one and two years	Total	Effect of discounting	Carrying value

Non-derivative financial liabilities
At December 31, 2011
Debentures	187,168		187,168	(12,518)	174,650
Other (i)	4,354		4,354		4,354

At December 31, 2010
Debentures	392,142	44,342	436,484	(88,684)	347,800
Other (i)	2,870		2,870		2,870

(i) This amount is recorded under:  Accounts payable and salaries and social charges.

Financial guarantees represent guarantees of liabilities of subsidiaries and are the maximum values. There is no expected  loss on these guarantees.

TAM S.A. and

TAM S.A. and subsidiaries

Notes to the Financial Statements   to Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

							Consolidated
	Less than one year	Between one and two years	Between three and five years	More than five years	Total	Effect of discounting	Carrying value
Non-derivative financial liabilities
At December 31, 2011
Finance lease obligation	816,750	1,488,034	1,689,975	1,865,986	5,860,745	(530,906)	5,329,839
Senior notes	169,708	339,414	1,051,956	1,902,223	3,463,301	(1,393,083)	2,070,218
Borrowings	979,176	3,986	3,714	5,029	991,905	(34,749)	957,156
Debentures	371,321	325,726	376,541		1,073,588	(266,145)	807,443
Refinanced taxes payable under Fiscal Recovery Program	47,142	96,072	180,953	722,657	1,046,824	(563,506)	483,318
Other (i)	645,680				645,680		645,680

At December 31, 2010
Finance lease obligation	684,006	1,279,397	1,140,715	2,315,571	5,419,689	(661,766)	4,757,923
Senior notes	108,701	164,241	164,241	1,238,874	1,676,057	(667,000)	1,009,057
Borrowings	617,525	8,297	2,199	7,228	635,249	(20,209)	615,040
Debentures	418,926	339,085	292,758	237,014	1,287,783	(310,862)	976,921
Refinanced taxes payable under Fiscal Recovery Program	31,156	73,724	146,360	887,023	1,138,263	(698,436)	439,827
Other (i)	522,364				522,364		522,364

(i)                    This amount is recorded under:  Accounts payable.

TAM S.A. and

TAM S.A. and subsidiaries

Notes to the Financial Statements   to Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

	Consolidated
	Less than one year	Between one and two years	Total (equal carrying value)	Carrying value
Derivative financial liabilities
At December 31, 2011
Fuel price risk	(6,681)	(15,527)	(22,208)	(22,208)
Exchange rate risk	(20,557)	(28,408)	(48,965)	(48,965)

At December 31, 2010
Fuel price risk	(19,686)	(15,286)	(34,972)	(34,972)
Exchange rate risk	(888)		(888)	(888)

In the analysis of the current ration and net current liabilities it should be noted that current liabilities include the balance of Deferred income which is composed by advanced ticket sales, deferred income with respect to Loyalty Program and deferred gains on sale and leaseback amounting to R$ 1,472,055 ( 2010 – R$ 1,801,181).

4.2.        Fair value estimation and fair value hierarchy

The Company and subsidiaries discloses the fair value of financial instruments by level of the following fair value measurement hierarchy:

  Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;
  Level 2 - inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices), and
  Level 3 - Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs). None of the financial instruments carried at fair value by the Company of its subsidiaries fall into this category at December 31, 2011.

(a)           Parenty company

The table below presents the Company's financial instruments measured at fair value in the statement of financial position:

	December 31, 2011
	Level 1	Level 2	Total
Financial assets at fair value through profit or loss
Brazilian government securities (1)	245,132		245,132
Corporate securities (2)		54,086	54,086
Other bank deposits (3)		30,907	30,907

	245,132	84,993	330,125

TAM S.A. and

TAM S.A. and subsidiaries

Notes to the Financial Statements to Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

	December 31, 2010
	Level 1	Level 2	Total
Financial assets at fair value through profit or loss
Brazilian government securities (1)	96,064		96,064
Corporate securities (2)		29,049	29,049
Other bank deposits (3)		792	792

	96,064	29,841	125,905

(b)           Consolidated

The table below presents the Company's financial instruments measured at fair value in the statement of financial position:

	December 31, 2011
	Level 1	Level 2	Total
Financial assets at fair value through profit or loss In local currency
Restrict investment fund
Brazilian government securities (1)	1,162,087		1,162,087
Corporate securities (2)		255,442	255,442
Other		21,411	21,411
Bank deposit certificates – CDB (3)		108,118	108,118
Other bank deposits (3)		27,128	27,128
Other		2,167	2,167

	1,162,087	414,266	1,576,353

In foreign currency
Other bank deposits (3)		108,579	108,579

		108,579	105,579

	1,162,087	522,845	1,684,932

Derivative financial assets
Fuel hedge – WTI (4)		33,307	33,307
Foreign exchange (4)		2,542	2,542

		35,849	35,849

Derivative financial liabilities
Fuel hedge – WTI (4)		22,208	22,208
Foreign exchange derivatives (4)		48,965	48,965

		71,173	71,173

TAM S.A. and

TAM S.A. and subsidiaries

Notes to the Financial Statements to Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

	December 31, 2010
	Level 1	Level 2	Total
Financial assets at fair value through profit or loss
In local currency
Restrict investment fund
Brazilian government securities (1)	812,515		812,515
Corporate securities (2)		297,424	297,424
Other		8,839	8,839
Bank deposit certificates – CDB (3)		34,199	34,199

	812,515	340,462	1,152,977

In foreign currency
Other bank deposits (3)		254,721	254,721

		254,721	254,721

	812,515	595,183	1,407,698

Derivative financial assets
Fuel hedge – WTI (4)		16,463	16,463
Foreign exchange

		16,463	16,463

Derivative financial liabilities
Fuel hedge – WTI (4)		(34,972)	(34,972)
Foreign exchange derivatives (4)		(888)	(888)

		(35,860)	(35,860)

No transfer of assets or liabilities between the levels of the fair value hierarchy took place during the year ended December 31, 2011 and 2010.

The financial instruments recognized at fair value are determined as follows:

•         (1) Brazilian Government securities – Corresponds to highly liquid Brazilian government securities that have prices available that correspond to transactions in an active market.

•         (2) Corporate securities – Corresponds, typically, to debt securities for which fair value has been determined based upon actual transactions observed in organized markets (when available) or discounted cash flows using interest rates when actual transactions are not available.

•         (3) Certificates of deposit and other bank deposits - Fair value has been estimated by discounting estimated cash flows using market interest rates as inputs.

•         (4) Derivative financial instruments not traded in an exchange (over-the-counter derivatives). TAM estimates its fair value using a series of techniques such as Black&Scholes, Garman & Kohlhagen, Monte Carlo or even discounted cash flow models commonly used in the financial market, depending on the nature of the derivative. All models used are widely accepted in the market and reflect the contractual terms of the derivative. Those models do not contain a high level of subjectivity, since the methodologies used in the models do not require significant judgment, and all inputs to the model are readily observable from actively quoted markets.

All financial investments are measured at their fair value through profit and loss and held for trading purposes.

TAM S.A. and

TAM S.A. and subsidiaries

Notes to the Financial Statements to Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

Management of marketable securities in the domestic market is primarily performed via a exclusive investment fund. This structure follows high transparency and corporate governance standards. The custody of securities and units of funds and the management of funds are carried out by an independent management institution. The mandates and regulations are consistent within each type of management and are subject to clear limits and measurement methods for market, credit and liquidity risks contracted. The average return on these funds was 11.63% per annum for the period ended December 31, 2011 (2010 – 9.87% per annum).

Investments in international markets essentially are comprised by time deposits, notes and overnight transactions, in US dollar, with first tier banks with which the Company maintains business relationships. At December 31, 2010 the annual return contracted on these investments was 1.17% (2010 - 0.84%).

4.3          Capital management

The objective of capital management is to ensure that TAM is able to continue as a going concern whilst delivering shareholder expectations of a strong capital basis as well as returning benefits to other stakeholders and optimizing the cost of capital.

Capital is managed by means of a leverage ratio. The Company’s capital structure is made up of its net indebtedness, defined as the total of loans, debentures and lease agreements (finance and operating), net of cash and cash equivalents and other short-term financial assets, and of the capital that is defined as the total net equity of shareholders and net indebtedness.

Capital is not managed in the parent company, only in the consolidated.

The Company is not subject to any externally imposed capital requirements.

We define total capital as the total of shareholder’s equity and met debt as defined below:

	Consolidated
	December 31, 2011	December 31, 2010

Cash and cash equivalents (Note 6)	(650,081)	(1,012,220)
Financial assets at fair value through profit and loss (Note 4.2)	(1,684,932)	(1,407,698)
Borrowings (Note 20.3)	957,156	615,040
Debentures and senior notes	2,877,661	1,985,978
Operating lease commitments (Note 36)	1,320,378	1,120,697
Finance lease obligations (Note 20.1)	5,329,839	4,757,923

Net debt (1)	8,150,021	6,059,720

Total equity	2,124,120	2,627,391

Total capital (2)	10,274,141	8,687,111

Leverage ratio (1) / (2)	79.3%	69.8%

The substantial increase in the leverage ratio results from the following main factors: i) reduction in equity resulting from loss for the period and distribution of dividends with respect to the year 2010; ii) increase in financial liabilities exposed to foreign  exchange rate variation resulting from the devaluation of the real from R$ 1.6662 at December 31,2010 to R$ 1.8758 at December 31, 2011; iii) issuance US$ 500 million in Senior Notes (equivalent to R$ 938 million at December 31, 2011) and iv) reduction in cash and cash equivalents of approximately R$ 403 million.

Management believes that the resources available to the Company are sufficient for its present requirements and will be sufficient to meet its anticipated requirements for capital investments, which are approved annually by the Board of Directors, and other cash requirements for the 2012 fiscal year.

TAM S.A. and

TAM S.A. and subsidiaries

Notes to the Financial Statements to Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

5.            Financial instruments by category

(a)     Parent company

Assets, per balance sheet:

	December 31, 2011
	Loans and receivables	Financial assets at fair value through profit and loss	Total

Financial assets at fair value through profit and loss		330,125	330,125
Cash and cash equivalents	1,029		1,029

Total	1,029	330,125	331,154

	December 31, 2010
	Loans and receivables	Financial assets at fair value through profit and loss	Total

Financial assets at fair value through profit and loss		125,905	125,905
Accounts receivable	2,000		2,000
Cash and cash equivalents	113,913		113,913

Total	115,913	125,905	241,818

Liabilities, per balance sheet:

	December 31, 2011
	Liabilities measured at amortized cost	Total

Debentures	174,650	174,650
Accounts payable and other obligations, excluding statutory liabilitites	4,354	4,354

Total	179,004	179,004

TAM S.A. and

TAM S.A. and subsidiaries

Notes to the Financial Statements to Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

	December 31, 2010
	Liabilities measured at amortized cost	Total

Debentures	347,800	347,800
Accounts payable and other obligations, excluding statutory liabilitites	2,870	2,870

Total	350,670	350,670

(b) Consolidated

Assets, per balance sheet:

	December 31, 2011
	Loans and receivables	Financial assets at fair value through profit and loss	Derivatives	Total

Derivative financial instruments			35,849	35,849
Financial assets at fair value through profit and loss		1,684,932		1,684,932
Accounts receivable	1,819,011			1,819,011
Financial assets - Bank deposits	138,009			138,009
Restricted cash	93,824			93,824
Deposits in guarantee	57,014			57,014
Cash and cash equivalents	650,081			650,081

Total	2,757,939	1,684,932	35,849	4,478,720

	December 31, 2010
	Loans and receivables	Financial assets at fair value through profit and loss	Derivatives	Total

Derivative financial instruments			16,463	16,463
Financial assets at fair value through profit and loss		1,407,698		1,407,698
Accounts receivable	1,556,781			1,556,781
Financial assets - Bank deposits	50,280			50,280
Restricted cash	98,305			98,305
Deposits in guarantee	51,778			51,778
Cash and cash equivalents	1,012,220			1,012,220

Total	2,769,364	1,407,698	16,463	4,193,525

TAM S.A. and

TAM S.A. and subsidiaries

Notes to the Financial Statements to Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

Liabilities, per balance sheet:

	December 31, 2011
	Liabilities measured at amortized cost	Derivatives	Total

Finance lease obligations	5,329,839		5,329,839
Senior notes	2,070,218		2,070,218
Borrowings	957,156		957,156
Debentures	807,443		807,443
Derivative financial instruments		71,173	71,173
Accounts payable and other obligations, excluding statutory liabilities	1,118,768		1,118,768

Total	10,283,424	71,173	10,354,597

	December 31, 2010
	Liabilities measured at amortized cost	Derivatives	Total

Finance lease obligations	4,757,923		4,757,923
Senior notes	1,009,057		1,009,057
Borrowings	615,040		615,040
Debentures	976,921		976,921
Derivative financial instruments		35,860	35,860
Accounts payable and other obligations, excluding statutory liabilities	989,195		989,195

Total	8,348,136	35,860	8,383,996

6.            Cash and cash equivalents

	Parent company			Consolidated
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010

Cash and bank accounts	1,029	15,967	517,437	279,280
Short-term deposits		97,946	132,644	732,940

Total	1,029	113,913	650,081	1,012,220

At December 31, 2011 and 2010 no amounts have been used as part of overdraft facilities.

Cash and cash equivalent are maintained in the following currencies:

TAM S.A. and

TAM S.A. and subsidiaries

Notes to the Financial Statements to Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

	Parent company		Consolidated
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010

Reais	1,029	113,913	289,745	256,701
US dollars			277,277	655,906
Euros			31,033	56,196
Guarani			27,093	21,893
Pounds sterling			3,751	6,084
Other			21,182	15,440

	1,029	113,913	650,081	1,012,220

7.            Trade accounts receivable - consolidated

(a)         Breakdown of balances

	December 31, 2011				December 31, 2010

	Domestic	International	Total	%	Total	%

Credit cards	1,184,088	80,747	1,264,835	65.7	1,039,576	62.9
Travel agents	236,771	62,494	299,265	15.5	263,661	15.9
Partners – Loyalty Program - Multiplus Program - Multiplus	24,525		24,525	1.3	81,091	4.8
On current account	87,866	555	88,421	4.5	76,657	4.6
Cargo	8,662	74,433	83,095	4.3	53,720	3.2
Other	134,791	29,793	164,584	8.7	140,397	8.5

Total	1,676,703	248,022	1,924,725	100.0	1,655,102	100.0

Provision for impairment	(70,762)	(34,952)	(105,714)		(98,321)

Total	1,605,941	213,070	1,819,011		1,556,781

Trade accounts receivable are maintained in the following currencies:

	December 31, 2011	December 31, 2010

Reais	1,717,708	1,448,826
US dollars	100,421	26,187
Euros	35,126	81,028
Pounds sterling	13,834	14,187
Other	57,636	84,874

	1,924,725	1,655,102

TAM S.A. and

TAM S.A. and subsidiaries

Notes to the Financial Statements to Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

(b)       Aging list – Receivables by due date

Breakdown
	December 31, 2011%		December 31, 2010%

Not yet due	1,760,483	91.5	1,329,848	80.3
Overdue
Up to 60 days	46,089	2.4	101,616	6.2
From 61 to 90 days	16,619	0.9	61,418	3.7
From 91 to 180 days	6,597	0.3	25,032	1.5
From 181 to 360 days	5,834	0.3	19,515	1.2
Over 360 days	89,103	4.6	117,673	7.1

	1,924,725	100,0	1,655,102	100.0

(c)        Provision for impairment of trade receivables

	December 31, 2011	December 31, 2010

Balance at the beginning of the year	98,321	80,409

Charge for the period	12,078	30,799
Amounts reversed	(4,685)	(12,887)

Balance at the end of the year	105,714	98,321

The additions and recovery of accrued receivables were included in "Selling expenses" in the consolidated statements of operations.

The maximum exposure to credit risk at the reporting date is the carrying value of each type of receivable mentioned above.

Based on the types of receivables and the related risk, management understands that there is only one class of receivables.

8.            Inventories - consolidated

	December 31, 2011	December 31, 2010

Spare parts and materials for repairs and maintenance	179,446	188,726
Other inventories (*)	33,163	10,034

Total	212,609	198,760

(*) “Other inventories” is mainly composed of uniforms, stationery and catering items.

TAM S.A. and

TAM S.A. and subsidiaries

Notes to the Financial Statements to Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

9.            Taxes recoverable

	December 31, 2011	December 31, 2010

State Value Added Tax (ICMS)	25,552	25,808
Taxes recoverable	25,140	16,729
Tax on Industrialized Products (PIS) and Social Security Financing Contribution (COFINS) (i)	362,509	5,561
Income tax withheld (Imposto de renda retido na fonte – IRRF)	18,365	21,658
Other	5,386	3,745
	436,952	73,501

Provision for impairment - ICMS	(15,944)	(15,944)

	421,008	57,557

(i)            TLA reviewed during the year 2011 criteria used in determining PIS and COFINS credits initiated in the prior quarter. During the year ended December 31, 2011 R$ 599 million of PIS and COFINS credits were recognized (of which R$ 525 million as a reduction of Operating costs- Fuel, R$ 34 million as a reduction of Finance costs and R$ 40 million as a reduction of Operating costs-Take-off, landing and navigation aid charges) as result of the change in estimate with respect to international passenger revenue. Considering its assessment of the tax rules and the legal opinions from independent tax advisors the subsidiary recognized the PIS and COFINS credit over purchases considering the relationship between revenue subject to the cumulative and to the non-cumulative regime.  Management has finalized during the third quarter of 2011 such revision and no further amounts are expected to be recognized with respect to this matter in future periods.

10.          Related parties

(a)       Parent company

(i)                   Balances

			December 31, 2011

	BTG Pactual	Multiplus	TLA	Total
Current assets
Cash and cash equivalent	175			175
Dividends receivable		47,800	124,927	172,727

Non current assets
Intercompany loans			4,425	4,425

Non current liabilities
Related parties			20,528	20,528

TAM S.A. and

TAM S.A. and subsidiaries

Notes to the Financial Statements to Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

			December 31, 2010

	Pantanal	Multiplus	TLA	Total
Current assets
Dividends receivable		896	140,207	141,103

Non current assets
Intercompany loans	14,051		2,453	16,504

(b)       Consolidated

(i)                   Balances

	December 31, 2011	December 31, 2010
BTG Pactual
Current assets
Cash and cash equivalents	102,390	209,775
Financial assets at fair value through profit and loss		140,207
Deriviative financial instruments	4,850

Non-current assets
Deriviative financial instruments	454

Current liabilities
Deriviative financial instruments	8,276

Non-current liabilities
Deriviative financial instruments	7,779

Equity
Cash flow hedge	(14,639)

(ii)                 Transactions

	December 31, 2011	December 31, 2010
Finance results
BTG Pactual
Finance income	61,436	10,667
Finance expense	(44,525)	(1,333)

BTG Pactual is considered a related party since one member of the Board of Directors of TAM has an interest in and is the CEO of BTG Pactual.

For the period ended December 31, 2010, TAM received from TAM Viação Executiva S.A. ("Marília"), a company under common control, R$ 2010- R$ 153 (2009 - R$ 65) as reimbursement for the use of its infra-structure being mainly the importation areas and human resources. This amount was credited to "cost of services rendered". TAM Marília and TAM have common indirect stockholders. No reimbursement was received in the year ended December 31, 2011 there was no receipt.

On May 11, 2007, TLA and TAM Marília agreed to share the use of a hangar located by Congonhas airport São Paulo, for a period of 10 years. TLA paid R$ 15,500 upfront to TAM Marília and is entitled to use the facilities and the infra-structure of the hangar, providing the same cargo services, as those previously provided in the cargo terminal. The total amount was established based on valuation reports performed by independent companies, reflecting the economic premium obtained by the use of such a location in TAM's cargo activities. The amount recognized in the income statement for the period ended December 31, 2011 amounted to R$ 1,550 (2010- R$ 1,550 and 2009 - R$ 1,550).

(c)        Key management compensation

The key management personnel of TAM include the members of the Board of Directors, the president, vice presidents and statutory directors. Their remuneration was as follows:

TAM S.A. and

TAM S.A. and subsidiaries

Notes to the Financial Statements to Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

	Consolidated
	December 31, 2011	December 31, 2010

Salaries	27,587	19,062
Board of Executive Officers fee	1,761	1,134
Share-based payment	16,360	15,999

	45,708	36,195

11.          Other receivables  – consolidated

	December 31, 2011	December 31, 2010

Advance for suppliers	25,062	8,986
Advance for employees	26,723	24,537
Advance for acquisition of points	24,624
Contributions to defined contribution plan paid in advance	17,379
Other advances	8,873	9,476
Others	29,507	58,830

	132,168	101,829

Current	(85,397)	(81,234)

Non-current	46,771	20,595

TAM S.A. and

TAM S.A. and subsidiaries

Notes to the Financial Statements to Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

12.          Derivative financial instruments - consolidated

	December 31, 2011	December 31, 2010
Assets
West Texas Intermediate crude oil derivatives
Seagulls	13,858	10,620
Collar	19,449	5,843

	33,307	16,463

Foreign currency derivatives
Collar	2,542

	35,849	16,463

Current	(27,222)	(9,895)

Non-current	8,627	6,568

Liabilities
West Texas Intermediate crude oil derivatives
Seagulls	1,789	34,090
Collar	20,419	882
	22,208	34,972
Foreign currency derivatives
Swaps		888
Collar	48,965

	71,173	35,860

Current	(27,238)	(20,574)

Non-current	43,935	15,286

The derivative financial instruments included above are described in Note 4.1.1 (c).

13.          Non-current assets held for sale

Non-current assets held for sale corresponds to aircrafts acquired upon the purchase of Pantanal and no longer in use. As of December 31, 2011 they are recorded as non-current assets separately from other non-current assets since (i) the completion of the sale is highly probable; (ii) management is committed with a plan to sell these assets (iii) the sale is expected to take place over a period of 12 months after December 31, 2011, and (iv) the assets are ready for available sale at its present condition. Assets recorded in this group are valued at the lower of carrying amount and fair value less costs of sale. At December 31, 2011, the balance of non-current assets held for sale was R$ 21,474 (2010 – zero).

14.          Financial assets – Bank deposits

On December 31, 2011, the balance of bank deposits consists of financial notes issued by banks, totaled R$ 138,009  (December 31, 2010 – R$ 50,280) and all are denominated in Reais.

15.         Deposits in guarantee

Deposits and collateral relating to the lease of aircraft and engines are denominated in U.S. dollars and accrue interest based on LIBOR plus a spread of 1% per annum. The terms for redemption are defined in the lease contracts. At December 31, 2011 the balance of deposits was R$ 57,014 (2010 –R$ 51,778) corresponding to US$ 30,395 (2010 - US$ 31,076).

TAM S.A. and

TAM S.A. and subsidiaries

Notes to the Financial Statements to Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

16.          Prepaid aircraft maintenance

Prepaid aircraft maintenance reserves are guarantees to the lessor of the aircraft and/or engines that when the aircraft/engine is returned it can be restored to its original condition. Certain aircraft leasing agreements require that advance deposits be made on behalf of the lessor, in maintenance reserve funds, at a restricted bank account in the lessor’s name. The lessor may withdraw funds from this account if the required maintenance is not carried out upon return of the aircraft. Should TLA perform the maintenance of the aircraft or its parts, such as fuselage, engines, landing gear, among others, it can request that the lessor return the related amount, which will otherwise revert to the owner. At December 31, 2011, amounts maintained into maintenance reserves, are R$ 547,862 (2010 – R$ 410,306).

TAM S.A. and

TAM S.A. and subsidiaries

Notes to the Financial Statements to Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

17.          Investments

(a)        Balance breakdown – parent company

	TLA	TAM Airlines	TP	Multiplus	Pantanal	Corsair	Total

At December 31, 2010	1,879,111	36,790	(743)	555,069	8,237		2,478,464

Equity share of results of investees	(422,732)	(2,101)	143	200,653	(66,809)		(290,846)
Reduction capital – Multiplus (*)				(439,030)			(439,030)
Capital gain on sale of equity interest – Multiplus				896			896
Capital increase - EGM 07/29/2011 (Pantanal)					27,051		27,051
Mergerd of Pantanal					31,521		31,521
Capital increase with net assets arising from the split-off of Pantanal						191	191
Hedge Accounting, net of tax				(25,022)			(25,022)
Stock option plan	9,108			7,252			16,360
Exchange variation on foreign subsidiary		2,265					2,265
Dividends proposed				(34,066)			(34,066)
Dividends paid		(5,951)		(47,667)			(53,618)
Interest on own capital payable				(12,392)			(12,392)
Interest on own capital proposed				(16,158)			(16,158)

At December 31, 2011	1,465,487	31,003	(600)	189,535		191	1,685,616

(*) Reduction of capital of subsidiary Multiplus

Refers to the interest Company’s, due to the reduction of capital of the subsidiary Multiplus, held on March 18, 2011. By  way of repayment of capital, the shareholders of Multiplus received the equivalent of R$ 3.72 per share. The process of returning capital to shareholders was completed on June 22, 2011.

TAM S.A. and

TAM S.A. and subsidiaries

Notes to the Financial Statements to Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

(b)       Information on subsidiaries

	TLA		TAM Airlines		TP
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010

Capital	897,122	752,727	46,183	48,280	30	30
Number of shares – total common	2,064,602	2,064,602	87,653	87,653	30,100	30,100
Held common	2,064,602	2,064,602	83,253	83,253	30,100	30,100

Ownership %
In total capital	100.00	100.00	94.98	94.98	100.00	100.00
In voting capital	100.00	100.00	94.98	94.98	100.00	100.00
Equity (shareholder’s deficit)	1,465,487	1,879,111	32,642	38,740	(600)	(743)
Profit (loss) for the year	(422,732)	590,111	(2,212)	4,370	143	(773)
Equity share of results of investees	(422,732)	590,001	(2,101)	4,150	143	(773)
Carrying value adjustment	1,465,487	1,879,111	31,003	36,790	(600)	(743)

	Multiplus		Pantanal (*)		Corsair	Total
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2011	December 31, 2010

Capital	70,400	669,063		22,649	191
Number of shares – total common	161,371,285	161,294,000		117,778,942	1,000
Held common	118,026,958	118,018,820		117,778,942	1,000

Ownership %
In total capital	73.14	73.17		100.00	100,00
In voting capital	73.14	73.17		100.00	100,00
Equity (shareholder’s deficit)	259,140	758,602		8,237	191
Profit (loss) for the year	274,246	118,386		(4,653)
Equity share of results of investees	200,653	87,069	(66,809)	(4,653)		(290,846)	675,821
Carrying value adjustment	189,535	555,069		8,237	191	1,685,616	2,478,464

(*) On December 29, 2011, Pantanal hás been merged by subsidiary TLA. The result of this controlled equity referes to the accumulated result until November  30, 2011.

TAM S.A. and

TAM S.A. and subsidiaries

Notes to the Financial Statements to Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

The main captions of the consolidated financial statement of TAM Linhas Aéreas S.A., included in the consolidated financial statements of TAM S.A., are:

(a)     At December 31. 2011:

	TLA	Multiplus	TAM Airlines

Asset	14,344,822	1,308,434	74,482

Liability	12,879,337	1,049,297	41,835

Equity	1,465,485	259,137	32,647

Revenue	12,718,866	1,246,812	189,339

Profit (loss)for the year	(422,732)	274,246	(2,101)

(b)     At December 31, 2010:

	TLA	Multiplus	TAM Airlines	Pantanal

Asset	13,439,450	1,403,549	73,635	172,762

Liability	11,560,339	644,947	34,895	164,525

Equity	1,879,111	758,602	38,740	8,237

Revenue	11,266,455	469,843	163,586	99,936

Profit (loss)for the year	590,001	87,069	4,150	(4,653)

TAM S.A.

Notes to the Financial Statements to Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

18.          Property, plant and equipment – consolidated

	Flight equipment (i)	Land and buildings	Computer equipment	Machinery and equipment	Construction in progress	Pre-delivery payments (ii)	Other (iv)	Total

Net book amount December 1, 2010	7,179,464	219,970	47,746	77,721	12,154	490,679	106,294	8,134,028

Acquired on acquisition of Pantanal at fair value	13,208		90	71			612	13,981
Transfers of pre-delivery payments (v)	155,577					(306,066)	3	(150,486)
Additions	1,038,528	3,296	3,748	9,385	3,969	282,815	14,899	1,356,640
Transfers				(8,628)	(5)		8,633
Disposals/write-offs	(2,241)	(8,633)	(996)	(522)			(277)	(12,669)
Capitalized interest /other		50	(4)	8	3	9,086		9,143
Depreciation	(584,088)	(5,012)	(18,853)	(11,779)			(19,055)	(638,787)

Net book amount December 31, 2010	7,800,448	209,671	31,731	66,256	16,121	476,514	111,109	8,711,850

At December 31, 2010
Cost	10,722,269	254,572	152,665	135,873	16,121	476,514	214,138	11,966,415
Accumulated depreciation	(2,921,821)	(44,901)	(120,934)	(69,617)			(103,029)	(3,260,302)

Net book amount December 31, 2010	7,800,448	209,671	31,731	66,256	16,121	476,514	111,109	8,711,850

TAM S.A.

Notes to the Financial Statements to Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

	Flight equipment (i)	Land and buildings	Computer equipment	Machinery and equipment	Construction in progress	Pre-delivery payments (ii)	Other (iii)	Total

Cost	10,722,269	254,572	152,665	135,873	16,121	476,514	214,138	11,972,152
Accumulated depreciation	(2,921,821)	(44,901)	(120,934)	(69,617)			(103,029)	(3,260,302)

Net book amount December 31, 2010	7,800,448	209,671	31,731	66,256	16,121	476,514	111,109	8,711,850

Rembursement of pre-delivery payments						(123,681)		(123,681)
Additions	829,477	3,379	24,790	6,265	5,497	509,952	12,898	1,392,258
Transfers(v)	59,916	2,889	(1,593)	(89)	12,089	(47,044)	(8,554)	17,614	(v)
Disposals/write-offs	(17,332)	(26)	(36)	(523)	(46)		(1,304)	(19,267)
Assets held for sale	(21,474)							(21,474)
Sale leaseback transaction - loss	(20,130)							(20,130)
Capitalized interest /other						16,609		16,609
Others		(46)	(39)	(25)			(27)	(137)
Depreciation	(583,280)	(6,158)	(16,619)	(11,366)			(18,268)	(635,691)

Net book amount December 31, 2011	8,047,625	209,709	39,234	60,518	33,661	832,350	95,854	9,317,951

Cost	11,552,726	260,768	175,787	141,501	33,661	832,350	217,151	13,213,944
Accumulated depreciation	(3,505,101)	(51,059)	(137,553)	(80,983)			(121,297)	(3,895,993)

Net book amount December 31, 2011	8,047,625	209,709	38,234	60,518	33,661	832,350	95,854	9,317,951

TAM S.A.

Notes to the Financial Statements to Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

The estimate useful life used for calculation of depreciation is as follows:

Years
Flight equipment - Aircraft	6 - 25
Flight equipment - Engines	10
Overhaul	4 - 6
Buildings	25
Machinery and equipment	10
Computers	5

(i)   Includes aircraft, engines and spare parts. Aircraft includes aircraft leased under finance leases, in accordance with to CPC 6/ IAS 17. As of December 31, 2011 TAM has 84  aircraft under finance leases (12.31.2010 – 79 aircraft).

During the year ended December 31, 2011, the subsidiary TLA received five aircraft classified as finance lease.

(ii)     Amounts disbursed under the aircraft acquisition program are recorded as advances, since upon the disbursement the form of lease agreement that will be used is not yet defined. The Company's past experience shows that the refund by manufactures of prepaid amounts upon the delivery of aircraft acquired under leases is probable.

(iii)    Basically furniture and vehicles.

(iv)    Transfers of pre-delivery payments occur when the aircraft are delivered and amounts are either returned to TAM or capitalized within flight equipment as “Additions”.

(v)     Transfers in total corresponds to items classified as intangible assets transferred to property, plant and equipment.

Properties and improvements of TLA are pledged as collateral for loans in the total amount of R$ 110.499  (2010 – R$ 110,499).

Other than aircraft, there are no significant amounts of property, plant and equipment outside of Brazil. Aircraft are based in Brazil but fly both domestically and internationally.

The depreciation expense is recorded in the consolidated statements of operations within operating expenses as follows:

	December 31, 2011	December 31, 2010

Cost of services rendered	519,335	554,137
Selling expenses	4,025	1,344
General and administrative expenses	112,331	83,316

	635,691	638,497

TAM S.A.

Notes to the Financial Statements to Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

19.          Intangible assets - consolidated

	IT Projects (i)	Software	Other intangibles	License – Slots	Trademarks and patents	Total

Cost	215,098	55,884	31,129			302,111
Accumulated amortization	(28,232)	(32,178)				(60,410)

Net book amount December 31, 2009	186,866	23,706	31,129			241,701

Additions	118,187	3,155	16,555	124,927	168,312	431,136
Write-off	(7,831)					(7,831)
Transfers	349	(349)
Amortization	(40,484)	(20,498)				(60,982)

Net book amount December 31, 2010	257,087	6,014	47,684	124,927	168,312	604,024

Cost	325,803	58,690	47,684	124,927	168,312	725,416
Accumulated amortization	(68,716)	(52,676)				(121,392)

Net book amount December 31, 2010	257,087	6,014	47,684	124,927	168,312	604,024

TAM S.A.

Notes to the Financial Statements to Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

	IT Projects (i)	Softwares (i)	Other intangibles	License – Slots	Trademarks and patents	Goodwill (ii)	Total

Net book amount January 1, 2011	257,087	6,014	47,684	124,927	168,312		604,024

Additions	55,512	23,507	987			38,262	118,268
Transfer	(11,068)	11,143	(17,689)				(17,614)	(iii)
Amortization	(79,833)	(14,851)					(94,684)

Net book amount December 31, 2011	221,698	25,813	30,982	124,927	168,312	38,262	609,994

Cost	370,247	93,340	30,982	124,927	168,312	38,262	826,070
Accumulated amortization	(148,549)	(67,527)					(216,076)

Net book amount December 31, 2011	221,698	25,813	30,982	124,927	168,312	38,262	609,994

TAM S.A.

Notes to the Financial Statements to Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

(i)                  IT projects in progress and computer software are recorded at cost less accumulated amortization and impairment. Expenditure for development of projects and software, including the costs of materials, third-parties’ worked hours and other direct costs, are recognized when it is probable that they will be successful, taking into account their commercial and technological feasibility, and only when their cost can be reliably measured. Such expenses are amortized on the straight-line method over the period of the expected benefits. The anticipated amortization period is five years, depending on the useful life of each project.

(ii)          When the acquisition of Pantanal in March 2010, the management has identified as separable intangible, regarding  assets the airport operation rights. The fair value was estimated in R$ 124,927 and the asset considered indefinite useful. For details of the transition, see Note 1.2 of annual financial statements year ended December 31, 2010. The Company concluded in the first quarter ended March 31, 2011 the valuation the business combination from the acquisition of Pantanal, which began on March 15, 2010. The Company concluded during the first quarter of 2011 to evaluate the combination of business from the acquisition of Pantanal Linhas Aereas SA, which began on March 15, 2010. As a result of this valuation, it was recorded the value of R$ 38,262 in respect of income tax and social contribution liabilities originated from the difference between the value of intangible fiscal and fair value recorded for the business combination. The resulting deferred tax liability was recorded in contrast to the goodwill derived from the expected future profitability (goodwill).

(iii)         Transfers in total corresponds to items classified as intangible assets to transferred to property, plant and equipment.

The amortization expense is recorded in the consolidated statements of operations within operating expenses as follows:

	December 31, 2011	December 31, 2010

Cost of services rendered	77,353	59,560
Selling expenses	600	317
General and administrative expenses	16,731	1,105

	94,684	60,982

(iv)          Impairment test

Upon the acquisition of Pantanal, the Company recognized intangible asset with indefinite useful life (airport slots) and goodwill. Slots were allocated to the Pantanal CGU upon acquisition and goodwill was allocated to the operating segment “Aviation” which at the time included two CGUs: TLA and Pantanal. Also upon acquisition of the TAM brand we have recognized the TAM brand as an intangible asset with indefinite useful life that was allocated to the TLA CGU. During the year 2011 the activities of Pantanal and TAM continued to be integrated resulting ultimately in the legal entity Pantanal being merged into TLA. As a result the operating segment Aviation as from 2011 is comprised of one single cash generating unit.

The operating segment and Aviation CGU has allocated as of December 31, 2011 goodwill amounting to R$ 38,262, slots with indefinite live with a carrying amount of R$ 124,927 and the TAM brand with indefinite live with a carrying amount of R$ 168,312.

TAM S.A.

Notes to the Financial Statements to Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

The recoverable amount of the CGU Aviation was estimated based on its fair value less cost of sale. Fair value less cost of sale has been estimated based on a methodology that considered the fair value less cost of sale of TAM as of December 31, 2011  reduced  by the market capitalization of Multiplus as of such date  to the extent of the interest of TAM in Multiplus. In order to determine the fair value less cost of sale of TAM management has considered two methodologies: (a) one in which the fair value less cost of sale is based on the price for which TAM shares will be exchanged for LAN shares under the proposed terms of the transaction (that is the fair value of 0.90 shares of LAN per 1 share of TAM), and (b) the quoted market price of the shares of TAM considering the value as of December 31, 2011 and over a short-period of time before and after December 31, 2011. No impairment was identified.

.

TAM S.A.

Notes to the Financial Statements to Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

20.          Financial liabilities

The carrying value of financial liabilities, all of which are measured at amortized cost, and their corresponding fair values are shown in the following table:

				Parent company
		Fair value		Carrying value
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Current
Debentures (Note 20.4)	173,922	342,977	174,650	347,800

	173,922	342,977	174,650	347,800

			Consolidated
		Fair value	Carrying value
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010

Current
Finance lease obligations (Note 20.1)	707,696	567,419	707,696	567,419
Senior notes (Note 20.2)	33,355	25,477	32,004	24,350
Borrowings (Note 20.3)	912,668	581,323	947,110	600,382
Debentures (Note 20.4)	319,009	399,604	311,190	379,942

	1,972,728	1,573,823	1,998,000	1,572,093

Non-current
Finance lease obligations (Note 20.1)	4,622,142	4,190,502	4,622,143	4,190,504
Senior notes (Note 20.2)	2,100,761	1,030,287	2,038,214	984,707
Borrowings (Note 20.3)	9,643	14,193	10,046	14,658
Debentures (Note 20.4)	527,319	627,873	496,253	596,979

	7,259,865	5,862,855	7,166,656	5,786,848

TAM S.A.

Notes to the Financial Statements to Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

20.1         Finance lease obligations

	Monthly payments expiring	December 31, 2011	December 31, 2010
Local currency
IT equipment	2014	33,168	21,261

Foreign currency – US$
Aircraft	2024	5,070,135	4,596,119
Engines	2021	222,363	136,601
Machinery and equipment	2014	4,173	3,942

		5,329,839	4,757,923

Current		(707,696)	(567,419)

Non-current		4,622,143	4,190,504

TAM has provided letters of guarantee and deposits in guarantee with respect to finance leases.

The minimum payments under finance leases are classified:

Year	December 31, 2011	December 31, 2010

No later than one year	816,750	684,008
Later than one year and no later than five years	3,178,009	2,420,112
Later than five years	1,865,986	2,315,571
Effect of discounting	(530,906)	(661,768)

	5,329,839	4,757,923

At December 31, 2011, the Company through its subsidiaries TLA and TAM Airlines, has 84  aircraft (2010 – 79 aircraft) under finance leases.

TAM S.A.

Notes to the Financial Statements to Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

                20.2         Senior notes

	December 31, 2011	December 31, 2010

TAM Capital, Inc. (i)	563,468	499,380
TAM Capital 2, Inc. (ii)	575,045	509,677
TAM Capital 3, Inc. (iii)	931,705

	2,070,218	1,009,057

Current	(32,004)	(24,350)

Non-current	2,038,214	984,707

(i)                  On April 25, 2007, TAM Capital Inc. concluded the offering of 3,000 senior notes, with a nominal value of US$ 100 thousand each, in the total amount of US$ 300 million (equivalent to R$ 710.4 million using the exchange rate as of the date of the transaction), incurring debt issuance costs of R$ 13.7 million, carrying interest at 7.375% p.a. (resulting in an effective interest rate of 7.70%). Interest is payable semiannually and with principal payable in a bullet payment, in 2017. The notes were issued outside Brazil under an exemption from registration with the Brazilian CVM. The Company registered the notes with the United States Securities and Exchange Commission (“SEC”) on October 30, 2007.

(ii)           On October 22, 2009, TAM Capital 2 Inc. concluded the offering of 3,000 senior notes, with nominal value of US$ 100 thousand each, in the total amount of US$ 300 million (equivalent to R$ 523.2 million using the exchange rate as of the date of the transaction), carrying interest at 9.5% p.a. (resulting in an effective interest rate of 9.75%). The notes were issued outside Brazil under an exemption from registration with the Brazilian CVM and with the SEC. TAM Capital 2 has the option to early redeem the Senior Notes at any time prior to January 29, 2015. In the event of early prepayment, a redemption price must be paid. Management has concluded that the redemption price compensates the lender for loss of interest and, as such the redemption option is considered clearly and closely related to the Senior Notes.

(iii)          On June 3, 2011, TAM Capital 3 Inc. concluded the offering of 5,000 senior notes, with nominal value of US$ 100 thousand each, in the total amount of US$ 500 million (equivalent to R$ 787.2 million using the exchange rate as of the date of the transaction), incurring debt issuance costs of R$ 10.1 million, carrying interest at 8.375% p.a. (resulting in an effective interest rate of 8.570% p.a.) payable semi-annually from December 2011 with the principal payable in full on June 2021. The notes were issued outside Brazil under an exemption from registration with the Brazilian CVM and with the SEC. TAM , the senior notes at any time prior to June 3, 2016. In the event of early prepayment, a redemption price must be paid. Management has concluded that the redemption price compensates the lender for loss of interest and, as such the redemption option is considered  clearly and closely related to the Senior Notes.

TAM S.A.

Notes to the Financial Statements to Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

20.3.      Borrowings

(a)       Balance composition

	Guarantees	Interest rate (effective rates for 2011 and 2010)	Payment term and the year of last payment	December 31, 2011	December 31, 2010
Local currency
FINEM – Sub credit A (i)	Mortgage of assets and accounts receivable	TJLP + 4.5% p.a. (10.5% p,a. and 10.8%p.a.)	Monthly until 2011		13,704
FINEM –Sub credit B (ii)	Mortgage of assets and accounts receivable	Basket of currencies BNDES + 3.0% p.a. (12.2% p.a. 10.5% p.a.)	Monthly until 2012	174	2,026
Others			Monthly until 2014	2,699	3,640

Foreign currency				2,873	19,370
FINIMP (iii)	Promissory notes from a minimum of US$ 1,663 thousand to a maximum at US$ 13.933 thousand	LIBOR +2.15% p.a. to 5.7% p.a. (4.3% p.a. and 5.3% p.a.)	Annually until December, 2012	712,803	506,913
International Finance Corporation – IFC (Working capital) (iv)	Deposits in guarantee US$ 2,500 thousand	6 months LIBOR + 3% p.a. (3.4% p.a. and 6.6%p.a.)	Half-yearly until 2012	2,688	7,272
Leasing renegotiation (v)	Letter of guarantee	Fixed installments of US$ 55 thousand	Monthly until 2022	9,386	8,921
Financing – Pre-delivery payment (vi)	Unconditional guarantee	Monthly LIBOR + 0.6% p.a. (0.3% p,a and 2.6% p.a)	Monthly until 2012	227,164	68,649
Other (vii)				2,242	3,915
				954,283	595,670

				957,156	615,040

			Current	(947,110)	(600,382)

			Non-current	10,046	14,658

FINIMP – Import Financing, FINEM – Government agency financing for machinery and equipment, TJLP – Long term interest rate and CDI – Interbank deposit rate.

TAM S.A.

Notes to the Financial Statements to Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

Non-current maturities are as follows:

Year	December 31, 2011	December 31, 2011

2012		6,027
2013	1,849	1,068
2014	1,102	696
2015	832	739
After 2015	6,263	6,128

	10,046	14,658

(b)         Description of the loans and financings:

(i)                  Loan obtained in order to finance the investment plan of 2004 and  2005 focused on expanding the São Carlos technology center, the acquisition of equipment and materials made in Brazil, the development of software technical and managerial training and environmental projects.

(ii)                TAM signed financing agreements for the acquisition of machines and equipment. The transaction was entered into in 2007, with Itaú Unibanco.

(iii)              TAM obtained loans of the FINIMP-type, to finance imports of aircraft parts. Among currently active transactions, loans from banks Safra, Banco do Brasil, Itaú BBA and Citibank have maturities through December 2012.

(iv)               On December 16, 2005, TLA entered into a loan agreement with the International Finance Corporation (IFC) to finance up to US$ 33 million of PDP (pre-delivery payment) for Airbus aircraft.

(v)                 Debt resulting from, renegotiation of a contact for airplanes and parts TAM and Fokker Aircraft BV entered into in June 25, 1982.

(vi)               TLA and TAM Financial 3, entered in 2011, into a loan agreement of loan with Natixis and  Crédit Agricole to finance up to US$ 100.0 million of PDP (pre-delivery payment) with respect to Airbus aircraft.

(vii)             Contract for acquisition of IT equipment software and related services.

TAM S.A.

Notes to the Financial Statements to Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

20.4        Debentures

	Parent company			Consolidated
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010

TAM S.A. (i)	174,650	347,800	174,650	347,800
TAM Linhas Aéreas S.A. (ii)			632,793	629,121

	174,650	347,800	807,443	976,921

Current	(174,650)	(347,800)	(311,190)	(379,942)

Non-current			496,253	596,979

Non-current maturities are as follows:

Year	December 31, 2011	December 31, 2010

2012		98,092
2013	99,182	98,887
2014	99,182	100,000
2015	99,182	100,000
After 2015	198,707	200,000

	496,253	596,979

(i)          TAM S.A.

On July 7, 2006 the Board of Directors approved the issuance for public distribution of simple, nonconvertible and unsecured debentures, with no preference but with a guarantee provided by the subsidiary TLA.

On August 1, 2006, TAM S.A. concluded the offering of 50,000 simple debentures in a single series, with a nominal value of R$ 10 each, totaling an amount of R$ 500,000, incurring debt issue costs of R$ 1,906. The debentures expire in six (6) years. Principal is repayable in 3 annual payments, the first installment was paid on August 1, 2010.

Interest is payable on a semiannual basis, at a rate equivalent to 104.5% of the CDI (effective interest rate at the date of issuance of 15.38%) calculated and published by CETIP (the custodian and liquidation agent). At December 31, 2011 the effective interest rate was 12.12% (12.31.2010 – 10.19%).

The debenture indenture provides for the compliance with certain covenants based on financial ratios calculated based on Brazilian accounting practices in effect up to 2007. With the application of the new accounting practices defined by IFRS, especially the one that requires the recognition in the Company's financial statements of finance lease agreements, the coverage ratio of the company's debt has increased. It should be noted that this ratio was breached in the fiscal year ended December 31, 2010, failing to reach the limit now agreed. In this sense these debentures would be subject to early maturity, although this not automatic as this is subject to the completion and approval at a General Meeting of Debenture holders. Due to the issuer's failure to comply with a debt coverage ratio of at least 130%, a debenture holders’ meeting was held on February 7, 2011. The issuer proposed authorizing the trustee not to proceed with the accelerated maturity and this proposal was approved solely for the year ended December 31, 2010. In connection with this waiver of accelerated maturity, the issuer agreed to pay a waiver award to debenture holders, equivalent to 1.70% of the unit price at the payment date. This waiver award was paid on March 1, 2011. Therefore, at the Company's balance sheet reporting date, it is not in default of its obligations under the indenture for these debentures. Additionally, the Company evaluated its other financing agreements, including leases, and concluded that there is no other funding that should be reclassified as current liabilities. In compliance with the IFRS, the Company reclassified as of December 31, 2010 the long-term portion with maturity scheduled for 2012 to current, in the amount of R$ 166,376.

TAM S.A.

Notes to the Financial Statements to Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

At the debênture holders’ meeting on December 22, 2011, the issuer’s proposal for authorizing the trustee not to decree the accelerated maturity was approved, for the year ended December 31, 2011, in the event of the issuer not complying with the debt coverage ratio.  As a result of the approval the Company paid on December 28, 2011 the total of R$ 1,572, equivalent to 0,9% of nominal value fixed by the date of payment. Therefore, at the balance sheet date on December 31, 2011 the Company is in compliance to its obligations agreed in the indenture of debentures.

(ii)           TAM Linhas Aéreas S.A.

On July 16, 2009 the Board of Directors approved the issuance for public distribution of simple and nonconvertible debentures, with a guarantee provided by TAM S.A.

On July 24, 2009 TAM Linhas Aéreas S.A. concluded the offering of 600 simple debentures in a single series, with a nominal value of R$ 1,000 each for a total amount of R$ 600,000 and debt issue costs of R$ 7,631. On July 22, 2010 the Extraordinary Shareholders Meeting approved the change in the maturity dates. The final maturity was changed from July 24, 2013 to July 24, 2017, the principal repayments were changed from quarterly payments to semi-annual payments with the date for the first repayment of principal originally due on July 24, 2010 to January 24, 2012. The cost of this renegotiation was R$ 3,000.

Payment of interest has been modified from monthly payments to semiannual payments, at a rate equivalent to 124% of the CDI (interest rate at the date of issuance of 13.25%), calculated and published by CETIP (the custodian and liquidation agent). The effective interest rate was 14.38% p.a. at December 31, 2011 (12.31.2010 – 12.09%).

The Company may exercise early redemption at any time, at its discretion, by sending or publishing a notice to debenture holders 10 days in advance. The early redemption can be total or partial. The debentures subject to this procedure are mandatorily canceled. Management has concluded that the amount payable upon early redemption is approximately equal to the amortized cost of the debentures and, as such, the redemption option is considered clearly and closely related to the debentures.

TAM S.A.

Notes to the Financial Statements to Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

21.          Deferred income - consolidated

	December 31, 2011	December 31, 2010

Advance ticket sales	624,923	942,167
TAM loyalty program	804,423	825,265
Sale and leaseback – deferred gains/losses (i)	70,528	100,169
Sale and leaseback – deferred losses (ii)	(19,906)
Deferred revenue – services contracts (iii)	199,890

	1,679,858	1,867,601

Current	(1,472,055)	(1,801,181)

Non-current	207,803	66,420

(i)                   The deferred gains on sale and leaseback transactions relate to sales of aircraft in 2001 and 2003. The gains are being recognized in the statements of operations on a straight-line basis through to 2014. On March 4, 2011, the Company entered into a sale and leaseback related to one engine. The gain from this transaction was R$ 4,832 and is being amortized on a straight-line basis through to 2015.

(ii)                 On December 16, 2011, the subsidiary TLA entered into four sale and leaseback transactions related to aircraft finance leases. The operations generated a loss of R$ 20,130 which was deferred after the impairment testing of these aircraft, as required by paragraph 64 of the IAS 17. The loss will be amortized on the straight-line basis until 2015.

(iii)                On December 29, 2011, the subsidiary TLA signed a commercial partnership with Bank Itaucard S.A. (“Itaucard”) in order to offer, distribute and market through distribution channels or by any other means, the Itaucard credit card to TAM customers nationlywide for a period of 15 years from the inception of the transaction . Itaucard advanced the total amount of the contract (R$ 200 thousand), which was deferred and recognized in the statement of operations in a straight-line basis. In 2011 the total amount of R$ 230 was recognized as income.

22.          Refinanced taxes payable under Fiscal Reovery Program (REFIS)

In November 2009, TLA and Pantanal applied to the Fiscal Recovery Programa (REFIS), established by Law n° 11,941/09 and Provisional Measure, n° 449/2009. REFIS has the purpose of allowing to settle tax debt through a special mechanism for paying and refinancing tax and social security liabilities.  The general conditions of the effects to applying to REFIS are summarized below:

•         Payment will be made in 180 monthly installments depending on the nature of the debt;

•         Reduction of penalties and interest;

•         Obligation to make the monthly payments and not become overdue more than three months; and

•         Withdraw all lawsuits the participant has initiated with respect to the taxes included in REFIS. If those commitments are not honored the Company will be excluded from the REFIS and a new tax debt will be determined based on the amounts originally due.

TAM S.A.

Notes to the Financial Statements to Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

During the year ended December 31,2011 the tax authorities concluded the final processing of the REFIS application and the total amounts of the debt  under REFIS consists of the following:

	Original amount	Penalties	Interest	Fees	Total

Cofins (i)	193,771	7,345	133,900		335,016
Pis (i)	37,301	2,724	40,561		80,586
Refinanced taxes payable under Fiscal Recovery Program from Pantanal (ii)	20,215	1,911	24,880	3,096	50,102
Other	15,475	799	6,112		22,386

	266,762	12,779	205,453	3,096	488,090

(i) Refers to the increase in the tax base of the PIS tax and the increase in the contribution and basis of calculation of COFINS tax, established by Law n° 9,718/98.  In accordance with the requirements of the REFIS the Company has already filed a dismissal of the lawsuits it had begun challenging the unconstitutionality of such increases.

(ii) Refers to the remaining balance of previous tax refinancing program of Pantanal with respect to years 2000 to 2006.

As a result of the final processing of the debt by the tax authorities on June 30, 2011, the total amount of the debt corresponds to a single tax debt irrespective of the tax or contribution that had originally generated the tax liability. The status of the total amount due is as follows:

December 31, 2011

Consolidated debt	439,827
Consolidated debt adjustment	11,710
Index	62,429
Payments made	(30,648)

483,318

Currrent	(46,924)

Non-current	436,394

The total consolidated debt under REFIS classified as non-current liabilityhas has the following maturities:

TAM S.A.

Notes to the Financial Statements to Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

Year	R$
2013	39,820
2014	36,653
2015	36,653
2016	36,653
2017	36,653
2018	36,653
2019	36,653
2020	36,653
2021	36,653
2022	36,653
2023	36,653
2024	30,044

Total	436,394

As result of applying to REFIS a gain was recognized for the reduction of penalties and interest previously, provided for amounting to R$ 70,812 in 2009. Of the total amount, R$ 24,448 were recognized under “operating expenses – Other” and the amount of R$ 46,364was recorded as a reduction in Finance costs both in the income statement for the year ended December 31, 2009. The gain corresponds to the reductions established by Law 11941/09 for payment of the taxes in 180 months consisting of reduction of 60% of the amount of penalties and 25% of the amount of late payment interest.

23.          Other liabilities - consolidated

	December 31, 2011	December 31, 2010

Reorganization of Fokker 100 Fleet (i)	39	13,860
Maintenance provision – “Power by the hour” (ii)	535,088	252,534
Other liabilities	102,378	106,736

	637,505	373,130

Current	(197,444)	(135,658)

Non-current	440,061	237,472

(i)                  Pursuant to the agreement to return the Fokker 100 fleet, on December 19, 2003 TLA cancelled 19 lease agreements then outstanding, of which ten were finance leases and nine were operating leases. As a result, TLA agreed to pay a contractual rescission penalty in 30 consecutive quarterly installments, between April 2004 and July 2011 for an original amount of R$ 94,188. This amount was recognized in the statement of operations in the year ended December 31, 2003. The Company issued letters of guarantee as Security. TLA also renegotiated the rescheduled overdue installments for an original amount of R$ 49,599.

(ii)           During the year ended December 31, 2011, the Company included 168 engines (2010 – 143) under Power by the hour maintenance contracts.

TAM S.A.

Notes to the Financial Statements to Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

24.          Provisions - consolidated

(a)      Changes in the reserve for contingencies

Management of the Company and its subsidiaries recorded provisions for contingencies in all cases where loss by the Company is deemed probable based on advice provided by the Company’s internal and external legal counsel. As at December 31, 2011 and 2010 the amount of provisions and the corresponding judicial deposits recognized were as follows:

	December 31, 2009	Recognized on acquisition of Pantanal	Additional Provisions (Deposits)	(Reversals)	Financial charges	December 30, 2010

Additional tariff (ii)	515,463		39,895	(585,914)	30,556
Airline staff fund (i)	135,089		28,473		10,664	174,226
Labor contingencies	18,676	1,200	1,087	(33)		20,930
Civil litigation	67,379		18,892			86,271
Other tax contingencies	40,222	9,190	7,713	(10,119)	1,125	48,131
Total	776,829	10,390	96,060	(596,066)	42,345	329,558

(-) Judicial deposits	(110,256)	(267)	(14,768)	4		(125,287)

Total	666,573	10,123	81,292	(596,062)	42,345	204,271

	December 31, 2010	Additional Provisions (Deposits)	Payments	Financial charges	December 31, 2011

Airline staff fund (i)	174,226	35,258		15,979	225,463
Labor contingencies	20,930	793	(279)		21,444
Civil litigation	86,271	21,366			107,637
Other tax contingencies	48,131	15,033		1,332	64,496
Total	329,558	72,450	(279)	17,311	419,040

(-)Judicial deposits	(125,287)	(22,672)	38		(147,921)

Total	204,271	49,778	(241)	17,311	271,119

(i)                  Corresponds to the collection of 2.5% on the monthly payroll for private social welfare and professional training entities. TLA management, based on the opinion of its external legal counsel, is contesting the constitutionality of this collection, and the non-payment is supported by a judicial order.

(ii)_        Corresponds to the collection of 1% on the amount of fares of all tickets sold for regular domestic routes. TLA management, based on the opinion of its external legal counsel, is contesting the constitutionality of this collection, and non-payment is supported by a judicial order. In September 2010, the Supremo Tribunal de Justiça (Superior Court of Justice) confirmed the decision that definitively releases the Company from paying the additional tariff, calculated at 1% on the air fare for all tickets sold by the regular domestic airlines.  In the light of such event, the Company reversed the accounting provision thereof on R$ 585,914 (R$ 439,437 net of income tax), related to the period from June 2001 up to August 2010. The reversal has been recognized in the statement of income in the following line items and for the following amounts:

TAM S.A.

Notes to the Financial Statements to Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

December 31, 2010

Revenue - Sales taxes and other deductions	39,895
Operating expenses - General and administrative expenses (note 29)	364,854
Finance costs	181,166
Deferred income tax	(146,478)

439,437

(b)     Possible contingencies

The Company and its subsidiaries are also parties to tax, labor and civil lawsuits, involving risks of loss that management, based on the assessment made by its legal counsel, classified as possible and, therefore, no provision a was required. The estimated amounts are as follows:

	December 31, 2011	December 31, 2010
Tax contingencies
ICMS (State Value Added Tax)	436,081	383,374
IRPJ and CSLL (Income taxes)	151,802	136,216
Special customs regime for temporary	102,644	102,594
Others (i)	339,067	134,026
	1,029,594	756,210
Civil litigation	65,876	30,911
Labor contingencies	426,639	316,485

	1,522,109	1,103,606

(i) The increase relates to the following tax assessments:

(a)           Administrative process (Al 10314.720023/2011-15) resulting from a tax assessment through which the tax inspector requires payment of Tax on Industrialized Products (Imposto sobre Produto Industrializado - IPI) on import of aircrafts from April 2006 through February 2009. The tax authorities claim that IPI exemption depends on certain requirements being met including proving that the entity is in full compliance with its tax obligations a requirement allegedly not met by TAM considering that for certain periods the following certicates allegedly were not presented: Compliance Certificate of FGTS, Joint Certificate of Tax Debts and of Federal Outstanding Debits (either a certificate indicating non-existence of debt - negative - or a certificate indicating debts but with same effects of a negative certificate) in certain periods.

(b)           Administrative processes (AI 10314.720018/2011-75) resulting from a tax assessment through which the tax inspector requires payment of Tax on Industrialized Products (Imposto sobre Produto Industrializado - IPI), payment of IPI on imports and COFINS on imports on the import of spare parts for aircrafts to be used for repairs, checks and maintenance of aircrafts from June 2006 through July 2010. The tax authorities claim that IPI exemption and taxation at zero rate for IPI and COFINS on imports depends on certain requirements being met including proving that the entity is in full compliance with its tax obligations a requirement allegedly not met by TAM considering that for certain periods the following certificates allegedly were not presented: Compliance Certificate of FGTS, Joint Certificate of Tax Debts and of Federal Outstanding Debits (either a certificate indicating non-existence of debt - negative - or a certificate indicating debts but with same effects of a negative certificate) in certain periods.

TAM S.A.

Notes to the Financial Statements to Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

Those assessments amounted to R$ 819,270 of which R$ 770,652 corresponds to IPI on aircrafts. TAM has presented defense to the processes and based on the advice of its tax advisors and a lower court decision (Judgment no. 17-54747) estimates that for the amount of R$ 70,046 the probability of loss is possible and for the amount of R$ 700,606  the probability of loss is remote.

25.          Deferred income tax and social contribution

Deferred income tax and social contribution assets and liabilities are offset when there is a legal right of offsetting tax credits against taxes payable and provided that they refer to the same tax authority.

The movement in deferred income tax and social contribution assets and liabilities during the year ended December 31, 2011, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

	Parent company
Deferred income tax and social contribution	December 31, 2010	Charged/(credited) to the statements of operations	December 31, 2011

Income tax loss carry forwards	8,812	10,380	19,192
Social contribution carry forwards	4,401	3,737	8,138

Temporary differences:
Provision for contingencies	1,642	170	1,812
Others	676	157	833

Total deferred income tax and social contribution asset	15,531	14,444	29,975

	December 31, 2010	December 31, 2011

Deferred income tax and social contribution expected to be recovered within 12 months - Netted	13,213	13,696
Deferred income tax and social contribution expected to be recovered within more than 12 months – Netted	2,318	16,279

	15,531	29,975

TAM S.A.

Notes to the Financial Statements to Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

					Consolidated
Deferred income tax and social contribution	December 31, 2010	Charged/(credited) to the statements of operations	Charged - Goodwill for Pantanal Acquisition (Note 19)	Charged/ (credited) to the equity	December 31, 2011

Income tax loss carry forwards	62,288	(16,130)			46,158
Social contribution carry forwards	22,548	(4,406)			18,142
Temporary differences:
Provision for derivatives loss / gains	6,096	(10,115)		18,195	14,176
Provision for derivatives not realized in income				(571)	(571)
Provision for Contingencies	94,008	29,197			123,205
Allowance for losses on inventories and receivables accounts	39,165	5,168			44,333
Deferred income from sale leaseback transaction	28,312	(16,281)			12,031
TAM loyalty program	66,008	(66,021)			(13)
Finance leases	(432,885)	222,597			(210,288)
Other	48,796	(9,736)			39,060
Property, plant and equipment	(45,514)	854			(44,660)
Deferred income tax and social contribution liability – intangible assets on acquisition of Pantanal			(38,262)		(38,262)

Total	(111,178)	135,127	(38,262)	17,624	3,311

Deferred income tax and social contribution asset	16,748	14,145		17,624	48,517
Deferred income tax and social contribution liability	(127,926)	120,982	(38,262)		(45,206)

TAM S.A.

Notes to the Financial Statements to Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

	December 31, 2010	December 31, 2011

Deferred income tax and social contribution expected to be recovered within 12 months - Netted	(65,714)	69,718
Deferred income tax and social contribution expected to be recovered within more than 12 months – Netted	(45,464)	(66,407)

	(111,178)	3,311

Deferred tax assets resulting from income tax and social contribution losses and temporary differences are recognized to the extent that the realization of the related tax benefit through the future taxable profits is probable. Tax loss carryforwards in Brazil do not expire.

At December 31, 2011, there were unrecognized deferred tax assets relating to the tax losses of foreign subsidiaries in the amount of R$ 161,065 (2010 – R$ 66,183).

Income tax and social contribution expense

	Parent company		Consolidated
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010

Current tax		(4,527)	(213,743)	(142,000)
Deferred tax	14,444	367	135,127	(305,054)

	14,444	(4,160)	(78,616)	(447,054)

The tax on TAM's profit before taxes differs from the theoretical amount that would arise using the tax rate applicable to TAM, TLA and its brazilian subsidiaries as follows:

TAM S.A.

Notes to the Financial Statements to Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

	Parent company		Consolidated
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010

Profit / (loss) before income tax and social contribution	(349,508)	641,580	(182,897)	1,115,984
Tax calculated at Brazilian tax rates applicable to profits	34%	34%	34%	34%

Taxes calculated at statutory rates	118,833	(218,137)	62,185	(397,434)

Tax effects of permanent differences:
Equity in the results of investees	(98,479)	229,779
Non deductible expenses	(5)	(402)	(46,244)	(34,104)
Result of foreign subsidiaries		(8,813)		(8,813)
Tax credit on interest paid on own capital paid		8,499	7,512	29,080
Tax debit on interest received on own capital from Multiplus	(5,494)	(17,654)	(5,494)	(17,654)
Unrecognized tax credits on tax losses of Pantanal			(22,307)	(1,539)
Unrecognized (deferred tax asset on losses of subsidiaries outside Brazil) / deferred tax liability on profits of subsidiaries outside Brazil			(69,992)	(25,946)
Tax credits related to social contribution on taxes with suspended payment				(3,583)
Non-deductible share-based compensation			(3,097)	(5,580)
Other	(411)	2,568	(1,179)	519

Income tax and social contribution tax charge (credit)	14,444	(4,160)	(78,616)	(447,054)

Effective rate %	4.1	0.65	42.9	40.1

The years from 2005 to 2011 are open to review by Brazilian tax authorities.

TAM S.A.

Notes to the Financial Statements to Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

(b)           Transitional Tax Regime - RTT

The Transitional Tax Regime has been established by Law 11638/07 in order to maintain the same tax rules for determining taxable income irrespective of any changes introduced to accounting practices adopted in Brazil.

RTT is option for the tax years ended December 31, 2008 and 2009, and mandatory from 2010. TAM has opted to apply it and has been used to determine taxable income for all the years presented.

26.          Share Capital

(a)     Authorized capital

At December 31, 2011 the authorized capital was R$ 1,200,000 (2010 – R$ 1,200,000) and can be increased by means of the issuance of common and preferred shares, as resolved by the Board of Directors.

The Board of Directors approved on September 30, 2011 a authorized the share buyback program of  preferred shares of the Company, under the following conditions:

•         Purpose: Acquisition of preferred shares issued by the Company to be maintained in treasury and subsequently cancelled or sold without reduction in capital stock.

•         Number of shares to be acquired: The acquition should not exceed 54,137 preferred shares.

•         Period for the program: The maximum term of the program is  365 days as from the date of approval. The acquisition of the shares shall be made in the BM&F Bovespa at its market price.

•         Number of preferred shares publicly held: 83,309,958 shares.

(b)     Subscribed share capital

At December 31, 2011 the subscribed share capital is comprised of 156,206,781 shares (2010 – 156,206,781) fully paid nominative shares without nominal value, of which 55,816,683 (2010 – 55,816,683) are common shares and 100,390,098 (2010 – 103,390,098) are preferred shares.

Common shares confer to their holder the right to vote in general meetings.

The preferred shares do not have the right to vote in general meetings, except in relation to certain matters while the Company is listed in Level 2 of BOVESPA. However, they have priority in the distribution of dividends, and in capital reimbursement, without any premium, in the event the Company is liquidated and the right to participate, under the same terms as the common shares, in the distribution of any benefits to the stockholders.

As per the Adhesion Agreement executed with BOVESPA, the Company complies with the requirement to have a free float in the market of 25% of its shares. Since August, 2007 the free float has been 53.85%.

TAM S.A. and

TAM S.A. and subsidiaries

Notes of the Financial Statements to Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

	Number of shares	Common shares	Preferred shares	Capital

At December 31, 2010	156,206,781	55,816,683	100,390,098	819,892

At December 31, 2011	156,206,781	55,816,683	100,390,098	819,892

(c)      Payment of dividends and dividends declared

On April 2011, the Company paid dividends totaling the amount of R$ 181,664 (2010 – R$ 233,325) of which R$ 151,387 as a minimum mandatory dividends and R$ 30,277 as additional dividends.

Under TAM S.A.’s bylaws, shareholders are entitled to a mandatory minimum dividend equivalent to 25% of the net profit for the year, as per the parent company’s individual financial statements, prepared in conformity with accounting practices adopted in Brazil. Interest on capital, deductible for tax purposes, that have haven paid or credited, may be deducted from the mandatory dividends. Preferred shares have priority in capital reimbursement and to right to dividends in the minimum amount equivalent to those paid on common shares. Dividends are subject to approval at the Annual General Meeting and are as follows:

December 31, 2010

Profit for the year	637,420
(-) Legal reserve- 5%	(31,871)

(=) Profit to be distributed	605,549

Minimum mandatory dividends	(151,387)
Number of shares (Note 34 (b))	151,185

Dividends per share – R$	(1.00)

Minimum mandatory dividends proposed per share	(1.00)
Minimum mandatory dividends proposed	(151,387)

No dividends have been provided for the year ended December 31, 2011 since the result for the year is a loss.

27.          Capital reserve

(a)     Share premium

The share Premium reserve arose on the subscription of shares in TAM, due to the fair value of net assets received being greater than the nominal amount of the share capital issued.

(b)     Treasury shares

The movement of treasury shares during the nine months ended December 31, 2011 is presented below.

	Quantity of shares	Thousand of R$	Average price per share - Reais

At December 31, 2009	402,311	(11,370)	28.26

Resale of treasury shares	(189,731)	5,362	28.26

At December 31, 2010	212,580	(6,008)	28.26

Acquisition of treasury shares (i)	54,137	(1,879)	34.71
Resale of treasury shares	(186,462)	5,328	28.81

At December 31, 2011	80,255	(2,559)	31.89

(i)                  At meeting of the Board of Directors held  on September 30, 2011, authorized the purchase of up to 54.137 preferred shares to be held in treasury for future use to meet the exercise of options under Stock Option Plan.

(i)                  During the year ended December 31, 2011, 186,462 shares held in treasury were sold to beneficiaries of the stock option plan. The shares sold relate to the executive compensation plan approved at the Extraordinary General Meeting (EGM) of May 16, 2005.

TAM S.A. and

TAM S.A. and subsidiaries

Notes of the Financial Statements to Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

The market value of shares based on the closing quote in the São Paulo stock exchange at December 31, 2011, is R$ 35.67  (2010 – R$ 39.14).

(c)      Stock options

The credit relating to the expense for stock options is recorded in this reserve, and is released to retained earnings when options are exercised or expire (Note 32.2).

28.          Retained profits

(a)           Legal reserve

Brazilian law requires that a legal reserve is constituted by appropriating 5%  of profit for the year until the legal reserve reaches 20% of the amount of share capital.

29.          Carrying  value adjustments

(a)           Cumulative translation adjustments

The effects of exchange rate changes during the year on net assets of foreign operations at the beginning of the year and the difference between their profit for the year at average and year-end exchange rates are recorded in the currency translation adjustment reserve.

TAM S.A. and

TAM S.A. and subsidiaries

Notes of the Financial Statements to Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

(b)           Deemed cost reserve

On transition to IFRS the Company adopted the revalued amounts as the deemed cost for certain assets that were revalued under BR GAAP in years prior to the transition date to IFRS. The deemed cost reserve corresponds to the revaluation of those assets maintained at initial transition to IFRS and the reserve is realized in the same proportion of the depreciation, write-off or sale of the revalued asset, with a contra entry to the retained earnings (accumulated deficit) account. In the year ended December 31, 2011 realization totaled R$ 1,481, net of tax effects (2010 - R$ 9,299). Of the total amount of the reserve, R$ 28,733 (2010 - R$ 28,733) corresponds to the revaluation of land and buildings, which will only be realized upon the eventual write-off of assets.

30.          Revenue

TAM had no major customers which represented more than 10% of revenue in any of the periods presented. The Company utilizes its gross revenue information by type of service rendered and by region, as follows:

TAM S.A. and

TAM S.A. and subsidiaries

Notes of the Financial Statements to Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

(a)                    By type of service rendered

	December 31, 2011%		December 31, 2010%		Period – Variation (%)

Domestic
Passenger	6,185,319	45.6	5,870,880	49.8	5.4
Cargo	552,861	4.1	510,785	4.3	8.2

	6,738,180	49.7	6,381,665	54.1	5.6

International
Passenger	3,823,488	28.2	3,284,473	27.8	16.4
Cargo	623,815	4.6	601,898	5.1	3.6

	4,447,303	32.8	3,886,371	32.9	14.4

Other
Loyalty Program (TAM)	212,036	1.6	381,519	3.2	(44.4)
Loyalty Program (Multiplus)	1,151,737	8.5	444,893	3.8	158.9
Travel and tourism agencies	78,617	0.6	61,531	0.5	27.8
Others (includes expired tickets)	927.939	6.8	642,804	5.4	44.4

	2,370,329	17.5	1,530,747	13.0	54.8

Total gross	13,555,812	100.0	11,798,783	100.0	14.9

Sales taxes and other deductions	(561,326)		(420,092)

Revenue	12,994,486		11,378,691

(b)                    By geographical location of the Company’s destinations

	December 31, 2011%		December 31, 2010%		Period – Variation (%)

Brasil	9,108,509	67.2	7,912,412	67.0	15.1
Europe	2,016,299	14.8	1,958,730	16.6	2.9
North America	1,592,845	11.8	1,057,091	9.0	50.7
South America (excluding Brazil)	838,159	6.2	870,550	7.4	(3.7)

Total gross	13,555,812	100.0	11,798,783	100.0	14.9

Sales taxes and other deductions	(561,326)		(420,092)

Revenue	12,994,486		11,378,691

TAM S.A. and

TAM S.A. and subsidiaries

Notes of the Financial Statements to Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

31.          Costs and operating expenses by nature - consolidated

			2011
	Cost of services rendered	Sales	General and administrative	Total	%

Personnel	2,236,268	239,575	217,902	2,693,745	22.4
Board of Executive Officers fee			1,761	1,761	0.0
Fuel	4,186,892			4,186,892	34.8
Depreciation and amortization	596,688	4,625	129,062	730,375	6.1
Maintenance and repairs (excluding personnel)	619,357			619,357	5.2
Aircraft insurance	46,533			46,533	0.4
Take-off, landing and navigation aid charges	682,258			682,258	5.7
Leasing of aircraft, engines and equipment under operating leases	417,964	10,069	22,017	450,050	3.7
Third party services	208,785	308,555	322,627	839,967	7.0
Marketing and related expenses		962,925		962,925	8.0
Other	394,328	205,058	204,180	803,566	6.7

	9,389,073	1,730,807	897,549	12,017,429	100.0

TAM S.A. and

TAM S.A. and subsidiaries

Notes of the Financial Statements to Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

			2010
	Cost of services rendered	Sales	General and administrative	Total	%

Personnel	1,883,800	247,283	196,211	2,327,294	22.3
Board of Executive Officers fee			1,134	1,134	0.1
Fuel	3,451,198			3,451,198	33.2
Depreciation and amortization	613,687	1,661	84,421	699,769	6.7
Maintenance and repairs (excluding personnel)	612,262			612,262	5.9
Aircraft insurance	51,982			51,982	0.5
Take-off, landing and navigation aid charges	609,447			609,447	5.9
Leasing of aircraft, engines and equipment under operating leases	447,112	7,252	16,619	470,983	4.5
Third party services	166,691	262,696	343,907	773,294	7.4
Marketing and related expenses		959,843		959,843	9.2
Reversal of additional tariff			(364,854)	(364,854)	(3.5)
Other	353,788	274,966	180,572	809,326	7.8

	8,189,967	1,753,701	458,010	10,401,678	100

TAM S.A. and

TAM S.A. and subsidiaries

Notes of the Financial Statements to Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

32.          Employee benefits - consolidated

Personnel costs (presented under Personnel and Director fees in Note 31) are composed of the following amounts:

	December 31, 2011	December 31, 2010

Salaries and bonuses	2,132,234	1,844,562
Defined contribution pension plan	12,772	27,090
Share based payment	19,022	15,999
Taxes and social contributions	531,478	440,777

	2,695,506	2,328,428

32.1       Profit-sharing and bonuses

In accordance with the annual union agreement, the Company’s management will pay a share of its profits when it reaches certain performance indicators established according to the annual budget. Consequently, during the year management recorded a expense for this benefit within “Salaries and social charges” totaling R$ 74,516 at December 30, 2011 (2010 – R$ 100,168).

32.2.      Share-based payment

(a) TAM Linhas Aéreas

The Extraordinary Stockholders’ Meeting held on May 16, 2005 authorized that the Board of Directors may grant stock options to employees up to 2% of outstanding shares.

These transactions can be summarized as follows:

	Number of stock options outstanding	Weighted average exercise price - R$

At December 31, 2009	1,667,440	36.55

Granted	1,051,467	23.99
Exercised	(165,868)	14.40
Unvested options forfeited	(343,924)	39.67

At December 31, 2010	2,209,115	34.18

Exercised	(186,464)	19.57
Unvested options forfeited	(188,152)	37.68

At December 31, 2011	1,834,499	38.89

Under the terms of the Plan, the options granted are divided into three equal amounts and employees may exercise one third of their options after three, four and five years, respectively, if still employed by the Company at that time. The options have a contractual term of seven years.

TAM S.A. and

TAM S.A. and subsidiaries

Notes of the Financial Statements to Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

The options contain a "service condition" as vesting and exercisability of the options depends only on the rendering of a defined period of services by the employee. Dismissed employees have the obligation to satisfy certain conditions in order to maintain their options rights. The options are valued using the Black-Scholes option pricing model. The following table shows details of the various option grants, together with the variables used in valuing the options granted:

TAM S.A. and

TAM S.A. and subsidiaries

Notes of the Financial Statements to Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

	1st grant	2nd grant	3rd grant	4th grant	1st special grant	2nd special grant(ii)	3rd special grant	4th special grant	Total or weighted average

Date of grant	12/28/2005	11/30/2006	12/14/2007	05/28/2010	09/27/2007	02/29/2008	04/01/2010	11/03/2010
Number of options granted	715,255	239,750	780,311	591,465	230,000	11,595	230,000	230,000
Exercise price at grant date	14.40	43.48	39.67	25.11	38.36	30.24	24.59	20.53
Risk free interest rate - %	17.93%	13.13%	10.95%	9.38%	10.82%	10.82%	8.34%	10.69%
Average term	5.5	5.5	5.5	5.5	4.5	4.5	4.5	4.5
Expected dividend yield - %	0.00%	0.32%	0.58%	0.55%	0.58%	0.56%	0.55%	0.55%
Share price volatility - %	34.24%	41.29%	42.30%	51.47%	40.48%	43.66%	51.32%	52.14%
Market share price at grant date - R$	45.00	61.00	44.03	24.30	50.10	35.48	30.31	41.92
Fair value at grant date – R$	39.64	41.11	25.09	13.57	28.28	19.33	17.95	29.91

Number of options outstanding (i)	80,256	138,044	440,226	485,973	230,000		230,000	230,000	1,834,499
Number of options exercisable (i)	80,256	138,044	335,151		230,000				783,451
Exercise price (adjusted by IGP-M) (i)	20.34	59.79	50.97	28.37			21.99	22.92
Amount payable upon exercise for exercisable options – At exercise price on 12/31/2011	1,632,407	8,253,651	17,082,646		11,684,000
Remaining average term (i)	1.50	1.50	1,83	3.83			2.75	2.75

(i) At December  31, 2011.

(ii) Special grant forfeited.

Share price volatility is determined based on historical share price volatility of the company's quoted shares.

TAM S.A. and

TAM S.A. and subsidiaries

Notes of the Financial Statements to Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

(b)       Multiplus S.A.

The Extraordinary Stockholders’ Meeting held on October 4, 2010 authorized that the Board of Directors may grant stock options to employees up to 3% of outstanding shares.

These transactions can be summarized as follows:

	Number of stock options outstanding	Weighted average exercise price - R$

At December 31, 2009

Options granted	1,660,759	18.07

At December 31, 2010	1,660,759	18.07

Exercised	(77,285)	24.80
Unvested options forfeited	(6,196)	17.49

At December 31, 2011	1,577,278	14.64

Under the plan, options assigned for regular grants are divided into three equal parts and employees can exercise one third of their options of two, three and four years, respectively if they are still employed by Multiplus at that time. The contractual life of the options is seven years after the grant of option. The 1st extraordinary grant was divided into two equal parts that can be exercised as follows: half of the options after three years, and another half after four years. The 2nd extraordinary grant was also divided into two equal parts that can be exercised after one year and two years, respectively.

The options contain a "service condition" as vesting and exercisability of the options depends only on the rendering of a defined period of services by the employee. Dismissed employees have the obligation to satisfy certain conditions in order to maintain their options rights.

During the six months ended June 30, 2011, Multiplus fixed the exercise price of R$ 20.00 (twenty reais) per share, for the 2nd extraordinary grant related to the hiring of the current Chief Executive Officer of Multiplus and approved the reduction in the exercise price for all other options previously granted by R$ 3.72 (three reais and seventy-two cents per share) due to the reduction of the capital of Multiplus. The modification of the options granted as result of the reduction in the exercise price resulted in additional compensation (R$ 3,114). Considering that no options were vested as of June 30, 2011 the additional compensation is recognized prospectively through the remaining vesting period of the options.

On October 3, 2011, Multiplus fixed the exercise price of R$ 16.28 (sixteen reais and twenty-eight cents) per share for the 2nd, extraordinary grant described above in order to reflect the effect of the reduction of capital of Multiplus. The modification of the options granted as result of the reduction in the exercise price resulted in additional compensation R$ 312, that will be recognized prospectively through the vesting period of the options.

The options are valued using the Black-Scholes option pricing model. The following table shows details of the various option grants, together with the variables used in valuing the options granted. The exercise price is adjusted by the IGP-M (General Price Index), from the award grant date up to the exercise date:

TAM S.A.

Notes of the Financial Statements

Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

(b.1)       Assumptions used to estimate the fair value of the options at the original grant date:

	1st grant	2nd grant	1st extraordinary grantª	2nd extraordinary grantª	Total or weighted average

Date of grant	10/04/2010	11/08/2010	10/04/2010	10/04/2010
Number of options granted	98,391	36,799	1,370,999	154,570	1,660,759
Exercise price at grant date	27.33	31.55	16.00	27.33
Risk free interest rate - %	10.16	10.16	10.16	10.16
Average term	5.0	5.0	5.25	4.25
Expected dividend yield - %	0.67	0.57	0.67	0.67
Share price volatility - %	30.25	31.21	30.25	30.25
Market share price - R$	26.90	31.55	26.90	26.90
Fair value at grant date – R$	11.58	14.06	16.91	10.53

(b.2)       Considering the modification in the exercise price, the following assumptions were used to measure the additional compensation:

	1st grant	2nd grant	1st extraordinary grantª	2nd extraordinary grantª	Total or weighted average

Date of grant	06/30/2011	06/30/2011	06/30/2011	06/30/2011
Number of options granted	92,195	36,799	1,370,999	154,570	1,654,563
Exercise price at modification date	23.61	27.83	12.28	20.00
Risk free interest rate - %	12.15	12.15	12.15	12.15
Average term	4.63	4.67	4.88	3.50
Expected dividend yield - %	2.60	2.60	2.60	2.60
Share price volatility - %	33.79	33.79	33.79	33.79
Market share price - R$	27.20	27.20	27.20	27.20
Fair value immediately before modification– R$	10.84	9.55	15.56	9.46
Fair value immediately after modification– R$	12.17	10.71	17.35	12.66
Incremental fair value	1.33	1.16	1.79	3.20

(b.3)       Considering the modification in the exercise price in the 2nd extraordinary grant, the following assumptions were used to measure the additional compensation:

2nd extraordinary grantª

Date of grant	10/03/2011
Number of options granted	154,570
Exercise price at grant date	16.28
Risk free interest rate - %	11.88
Average term	3.25
Expected dividend yield - %	2.59
Share price volatility - %	34.24
Market share price - R$	27.10
Fair value immediately before modification– R$	12.27
Fair value immediately after modification– R$	14.29
Incremental fair value	2.02

TAM S.A.

Notes of the Financial Statements

Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

(b.4)       Other information at December 31, 2011

	1st grant	2nd grant	1st extraordinary grantª	2nd extraordinary grantª	Total or weighted average

	06/30/2011	06/30/2011	06/30/2011	10/03/2011
Number of options outstanding	92,195	36,799	1,370,999	77,285	1,577,278
Number of options exercisable	25.60	29.88	13.32	17.65
Remaining average term	4.38	4.42	4.63	3.13

Share price volatility is determined based on historical share price volatility of Multiplus quoted shares.

33.          Net finance result

	Parent company		Consolidated
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Finance income
Interest income from financial investments	27,597	30,993	174,194	136,642
Exchange gains	640	1,065	2,709,450	1,439,709
Other (ii)	3,117	1,718	57,928	198,138

	31,354	33,776	2,941,572	1,774,489
Finance expenses
Exchange losses	(91)		(3,610,383)	(1,196,576)
Interest expense (i)	(39,828)	(42,821)	(481,872)	(416,364)
Other	(6,105)	(6,302)	(43,515)	(59,163)

	(46,024)	(49,123)	(4,135,770)	(1,672,103)

Derivatives designated as hedge for hedge accounting - Change in time value of the derivative and ineffective portion			(6,584)

	(46,024)	(49,123)	(4,142,354)	(1,672,103)

Finance result, net	(14,670)	(15,347)	(1,200,782)	102,386

(i)                   The average monthly rate for capitalized interest for the year ended December 31, 2011 was 0.36% (2010 – 0,16%).

(ii)                 2010 amount includes the reversal of interest expense from the additional tariff of R$ 181,166 occurred in September 2010.

The Exchange gain recognized at December 31, 2011 with respect to finance lease liabilities amounted R$ 579,795 (2010 – net gain of R$ 231,738) and the interest expense on those finance lease liabilities amounted to R$ 100,616 (2010 –R$ 106,103).

34.          Earnings per share - consolidated

(a)       Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the company by the weighted average number of shares (common and preferred) issued and outstanding during the year excluding shares purchased by the Company and held as treasury shares.

TAM S.A. and

TAM S.A. and subsidiaries

Notes of the Financial Statements to Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

	December 31, 2011	December 30, 2010

Profit (loss) attributable to equity holders of the company	(335,064)	637,420

Weighted average number of shares issued (in thousands)	156,207	151,448
Weighted average Treasury shares (in thousands)	(115)	(263)

Weighted average number of shares outstanding (in thousands)	156,092	151,185

Basic earnings (loss) per share (Reais per share)	(2.15)	4.22

(b)       Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares. The company has only one category of dilutive potential ordinary shares: stock options.

	December 31, 2011	December 30, 2010

Profit (loss) attributable to equity holders of the company	(335,064)	637,420

Weighted average number of shares outstanding (in thousands)	156,092	151,185
Adjustments for share options (in thousands)		425

Weighted average number of shares for diluted earnings per share calculation (in thousands)	156,092	151,610

Diluted earnings (loss) per share (Reais per share)	(2.15)	4.20

TAM S.A. and

TAM S.A. and subsidiaries

Notes of the Financial Statements to Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

35.          Cash generated from (used in) operations

	Parenty company
	December 31, 2011	December 31, 2010

Profit / (loss) for the period	(335,064)	637,420
Adjustments for
Deferred income tax and social contribution (Note 25 )	(14,444)	(367)
Depreciation and amortization	1
Loss on disposal of property, plant and equipment (see below)	31,445	41,295
Equity share of the results of investees	290,846	(675,821)
Provision for contingencies	90	30
Other provisions		1,987

Changes in working capital
Financial assets measurement at fair value through profit and loss	(204,220)	163,084
Taxes recoverable	(291)	3,243
Prepaid expenses		60
Judicial deposits	(373)	(174)
Related parties	(8,956)
Other receivables	131	41
Accounts payable	470	22
Salaries and social charges	1,014	821
Taxes, charges and contributions	2,519	2,382
Other liabilities	(5)	19

Cash generated from operations	(236,837)	174,042

TAM S.A.

Notes of the Financial Statements

Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

	Consolidated
	December 31, 2011	December 31, 2010

Profit / (loss) for the year	(261,513)	668,930
Adjustments for
Deferred income tax and social contribution (Note 25 (a))	(135,127)	305,054
Depreciation and amortization (Note 31)	730,375	699,769
Loss on disposal of property, plant and equipment (see below)	10,108	(13,671)
Foreign exchange losses/(gains) and interest expense	1,406,059	97,473
Other provisions	186,267	298,352
Provision for contingencies	72,450	85,908
Reversal of Provision for contingencies		(585,914)
Stock options plan	19,023	15,999
Derivative financial instruments - Ineffective portion	6,584

Changes in working capital
Financial assets measurement at fair value through profit and loss	(277,234)	(396,676)
Inventories	2,149	14,501
Accounts receivable	(269,623)	(469,709)
Taxes recoverable	(417,893)	(85,681)
Prepaid expenses	40,810	(13,878)
Prepaid aircraft maintenance	(137,556)	(1,678)
Financial assets – bank deposits	(87,729)	(50,280)
Judicial deposits	(22,633)	(14,764)
Other receivables	(30,339)	67,889
Accounts payable	123,316	85,942
Salaries and social charges	(68,259)	45,622
Taxes, charges and contributions	418,484	323,403
Deferred income	(167,613)	88,527
Other current liabilities	264,095	59,938
Derivative financial instruments	(42,492)	(222,618)
Payment of REFIS	(30,648)

Cash generated from operations	1,331,061	1,002,438

In the cash flow statement, proceeds from sale of property, plant and equipment and intangible comprise:

	December 31, 2011	December 31, 2010

Net book amount – property, plant and equipment	19,267	13,357
Loss on disposal of property, plant and equipment	(10,108)	13,671

Proceeds from disposal of property, plant and equipment	9,159	27,028

36.          Commitments and contingencies

(a)       Operating lease commitments

TLA has obligations arising under operating lease contracts. The amounts of these commitments are not recorded in the financial statements. TLA has obligations arising from 72 aircraft under operating leases (2010 – 69 aircraft). These agreements have an average term of 107 months and are denominated in U.S. dollars with interest rates based on LIBOR. The lease expense, recognized in the consolidated statement of operations in "Cost of services rendered", for the year ended December 31, 2011 was R$ 417,964 (2010 – R$ 447,112), equivalent to approximately US$ 222,819 thousand (2010 –US$ 268,342 thousand), respectively.

TAM S.A. and

TAM S.A. and subsidiaries

Notes of the Financial Statements to Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

For most of the transactions, TAM has given letters of guarantee or deposits as a guarantee.

In addition, to meet the payment conditions established by contract, promissory notes guaranteed by Company were issued, totaling R$ 3,243 at December 31, 2011 (2010 – R$ 21,033).

Future aggregate payments denominated in US dollars under these contracts are as follows:

	Monthly payments maturing in	December 31, 2011	December 31, 2010
In foreign currency – US$ (*)
Aircraft	2024	1,294,943	1,093,507
Engines	2021	25,435	27,190

Total		1,320,378	1,120,697

(*)Operating leases are denominated in U.S. dollars and the future aggregate payments are presented in R$ translated at the period-end exchange rate.

Operating lease obligations fall due as follows:

Year	December 31, 2011	December 31, 2010

No later than one year	390,514	348,454
Later than one year and no later than five years	728,403	702,206
Later than five years	201,461	70,037

	1,320,378	1,120,697

(b)           Commitments for future aircraft leases

(i)            Airbus

In 2005, the Company executed an amendment to an existing contract with Airbus for the firm order of 20 Airbus A320, the remaining nine of which are to be delivered in 2010, with an option for an additional 20 of the same aircraft family (including A319, A320 and A321). In 2006, the Company finalized a contract to acquire a further 37 Airbus aircraft (31 aircraft narrow body aircraft family A320 and six A330 aircraft), with the option for an additional 20, to be delivered in 2012 and 2013.

On June 28, 2007, the Company also executed a Memorandum of Understanding for the purchase of 22 Airbus A350XWB models 800 and 900, with ten more options, for delivery between 2013 and 2018.

Additionally, TLA confirmed the exercise of four options for Airbus A330, the four of which were already delivered in 2010 and 2011, related to the agreement signed at the end of 2006. TAM also confirmed the twenty options that had been postponed from 2005 to 2006 anticipated delivery before the end of 2014.

On June 8, 2010, TLA, announced the order of additional 20 brand-new Airbus A320 family aircraft and five A350-900, thus increasing the total number of orders for Airbus aircraft to 176 – including 134 aircraft of A320 family, 15 A330-200 and 27 A350 WXB. The objective of this order is to meet the plan of fleet already disclosed by the Company in the year 2009. In respect of the 20 orders from A320 family (A319, A320 and A321), ten shall be delivered in 2014 and the remaining ten in 2015.

TAM S.A. and

TAM S.A. and subsidiaries

Notes of the Financial Statements to Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

(ii)           Boeing

In 2006, the Company ordered four Boeing 777-300ERs with options for four aircraft, which were converted to firm orders in 2007. Upon receipt of the four aircraft in 2008, the Company has signed an amendment to an existing contract for two more aircraft and has six firm orders outstanding contracted with Boeing for this type of aircraft, of which four are expected to be delivered in 2012 and two in 2013.

(iii)          Fleet renewal and expansion

         On February 28, 2011, the Company announced the order of 32 aircraft from the Airbus A320 family and two Boeing 777-300ER aircraft to prepare the Company to meet the expected growing demand for air travel. The combined value of these new orders, based on list prices, is approximately US$ 3.2 billion. Of the 32 aircraft ordered from Airbus , 22  are new model A320neo and ten are from the A320 Family. The aircraft are scheduled to be delivered between 2016 and 2018.

The two Boeing 777-300ERs are expected to be delivered in 2014. This order of two more aircraft brings the total number of aircraft ordered from the U.S. manufacturer to eight, including four aircraft to be delivered in 2012 and the two in 2013. Once all the aircraft are delivered, we will have 12 Boeing aircraft in our fleet.

(c)           Insurance

TAM maintains adequate insurance for risks which are expected to cover any liabilities generated by the accident on July 17, 2007, of an Airbus A320 aircraft, considering the agreements already made with and paid to the victims’ families by the insurance company. As of December 31, 2011, 193 (2010 – 192) compensation payments have been paid to families of the victims and others are under negotiation with the Company’s insurance firm. Management understands that the insurance coverage of these liabilities is adequate to cover all related costs. The Company believes that it will not incur additional or unexpected expenses outside the scope of the insurance agreement which would be TAM’s direct responsibility.

(d)           Contingent liabilities

Contingencies for which it is probable that TAM will be required to make payments are provided for and are discussed in Note 24.

(e)           Contingent assets

(i)            ICMS

On December 17, 2001 the Federal Supreme Court ruled that domestic and international air passenger transportation revenue, as well as international air cargo transportation revenue was no longer subject to ICMS.

However, based on this ruling, ICMS taxation on domestic air cargo transportation revenue is still due. At December 31, 2011, the provision maintained by the Company totaled R$ 2,915 (2010 – R$ 4,355), recorded in “Taxes, charges and contributions”.

We consider payments of ICMS made between 1989 and 1994 to be amounts paid in error because we believe it was unconstitutional to charge ICMS on air navigation services. TAM Linhas Aéreas has filed claims against various states in Brazil to claim the amounts paid in error. Rulings on these claims are pending. Our policy is to only adjust the value of these claims for inflation at the time that payment is recorded in our financial statements.

TAM S.A. and

TAM S.A. and subsidiaries

Notes of the Financial Statements to Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

(ii)           Indemnification for losses on regulated fares

We are plaintiffs in an action filed against the Brazilian government in 1993 seeking damages for breaking-up of the economic-financial equilibrium of an air transport concession agreement as a result of having to freeze our prices from 1988 to September 1993 in order to maintain operations with the prices set by the Brazilian government during that period. The process is currently being heard before the Federal Regional Court and we are awaiting judgment on appeals we have lodged requesting clarification of the initial decision (which we challenged). The estimated value of the action is based on a calculation made by an expert witness of the court. This sum is subject to interest accruing from September 1993 and inflation since November 1994. Based on the opinion of our legal advisors and recent rulings handed down by the Supreme Court of Justice in favor of airlines in similar cases (specifically, actions filed by Transbrasil and Varig) we believe that our chance of success is probable.

We have not recognized these amounts as receivable in these financial statements and will only do so when the decision is made final.

(iii)          Additional airport tariffs (“ATAERO”)

In 2001 TLA filed a legal action requesting preliminary measures challenging the legality of the additional rate of 50% on airport  tariffs established by Law 7920/89. The Company has been paying those amount monthly at December 31, 2011 totaling R$ 1,089,571  (2010 – R$ 918,492) and no asset has been recognized with respect to this matter

37.      Segment reporting

The Company has two operating and reportable segments: Aviation operations and Loyalty Program operations (“Multiplus”). Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (“CODM”).

	Total assets
	Aviation	Loyalty Program (Multiplus)	Total reported – Segment information	Eliminations	Consolidated

December 31, 2011	18,226,516	1,308,434	19,534,950	(3,549,721)	15,985,229
December 31, 2010	17,821,680	1,437,896	19,259,576	(4,824,972)	14,459,063

TAM S.A. and

TAM S.A. and subsidiaries

Notes of the Financial Statements to Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

	December 31, 2011
	Aviation	Loyalty Program (Multiplus)	Total reported – Segment information	Eliminations	Consolidated

Revenue
Passenger	11,050,270	1,345,199	12,395,469	(2,386,662)	10,008,807
Cargo	1,176,676		1,176,676		1,176,676
Other	1,332,664	28,247	1,360,911	1,009,418	2,370,329

Revenue, gross	13,559,610	1,373,446	14,933,056	(1,377,244)	13,555,812

Sale taxes and other deductions	(434,692)	(126,634)	(561,326)		(561,326)

Revenue, net	13,124,918	1,246,812	14,371,730	(1,377,244)	12,994,486

Operating income
Cost of services rendered	(8,087,065)	(842,068)	(8,929,133)	136,748	(8,792,385)
Depreciation and amortization	(591,666)	(5,022)	(596,688)		(596,688)
Selling	(2,021,848)	(32,371)	(2,054,219)	323,412	(1,730,807)
General and administrative	(1,757,531)	(57,102)	(1,814,633)	917,084	(897,549)
Movements in fair value of fuel derivatives	40,828		40,828		40,828

Operating profit	707,636	310,249	1,017,885		1,017,885

Financial income	2,839,550	102,022	2,941,572		2,941,572
Financial expense	(4,135,465)	(305)	(4,135,770)		4,135,770
Derivatives designated as hedge		(6,584)	(6,584)		(6,584)

Profit/(loss) before income tax and social contribution	(588,279)	405,382	(182,897)		(182,897)

Income tax and social contribution	52,520	(131,136)	(78,616)		(78,616)

Profit/(loss) for the year	(535,759)	274,246	(261,513)		(261,513)

	December 31, 2010
	Aviation	Loyalty Program (Multiplus)	Total reported – Segment information	Eliminations	Consolidated

Revenue
Passenger	9,535,936	504,916	10,040,852	(885,499)	9,155,353
Cargo	1,112,683		1,112,683		1,112,683
Other	1,254,918	12,959	1,267,877	262,870	1,530,747

Revenue, gross	11,903,537	517,875	12,421,412	(622,629)	11,798,783

Sale taxes and other deductions	(372,060)	(48,032)	(420,092)		(420,092)

Revenue, net	11,531,477	469,843	12,001,320	(622,629)	11,378,691

Operating income
Cost of services rendered	(6,956,348	(274,258)	(7,230,606)	(345,674)	(7,576,280)
Depreciation and amortization	(599,184)		(599,184)		(599,184)
Selling	(2,015,072)	(422)	(2,015,494)	261,799	(1,753,695)
General and administrative	(438,314)	(64,891)	(503,205)	30,686	(472,519)
Movements in fair value of fuel derivatives	36,585		36,585		36,585

Operating profit	1,559,144	130,272	1,689,416	(675,818)	1,013,598

Financial income	1,739,115	35,374	1,774,489		1,774,489
Financial expense	(1,669,988)	(2,115)	(1,672,103)		(1,672,103)

Profit/(loss) before income tax and social contribution	1,628,271	163,531	1,791,802	(675,818)	1,115,984

Income tax and social contribution	(401,909)	(45,145)	(447,054)		(447,054)

Profit/(loss) for the year	1,226,362	118,386	1,344,748	(675,818)	668,930

108

TAM S.A.

Notes of the Financial Statements

Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

38.          Events occurring after the reporting period

LATAM

On January 3, 2012, an Extraordinary General Meeting was held where stockholders of TAM (representing  14.95% of total shares) approved the exchange ratio for the proposed exchange of shares of TAM for shares of LAN Airlines S.A. (“LAN”). After such approval on January 18, 2012, TAM and LAN filed with the Brazilian Exchange Commission (CVM) an application for registering a Offer Exchange of TAM shares and the subsequent cancellation of the status of TAM as a listed company under Corporate Governance Level 2 of the Listing Regulation of BM&FBovespa S.A.

TAM S.A. and

TAM S.A. and subsidiaries

Notes of the Financial Statements to Year Ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

39.          Social Report (unaudited)

Annual Social Report / 2011
Company:
1 Basis of calculation	2011			2010
Net revenue (NR)	12,994,486			11,378,691
Operating result (OR)	1,017,885			1,013,598
Net payroll (NPRL)	2,727,205			2,328,428
2 Internal Social Indicators	R$	% over	% over NR	R$	% over	% over NR
Meals	227,933	8.36%	1.75%	182,374	7.83%	1.60%
Social charges	566,958	20.79%	4.36%	469,258	20.15%	4.12%
Private pension plan	12,772	0.47%	0.10%	27,090	1.16%	0.24%
Health	35,373	1.30%	0.27%	33,754	1.45%	0.30%
Safety and medicine at w ork	7,310	0.27%	0.06%	2,716	0.12%	0.02%
Education	7,244	0.27%	0.06%	3,080	0.13%	0.03%
Culture	4,400	0.16%	0.03%	553,000	0.02%	0.00%
Training and professional development	30,633	1.12%	0.24%	7,963	0.34%	0.07%
Childrens day care facilities	1,196	0.04%	0.01%	1,269	0.05%	0.01%
Profit shares	74,516	2.73%	0.57%	100,168	4.30%	0.88%
Others	75,973	2.79%	0.58%	53,312	2.29%	0.47%
Total Internal social indicators	1,044,308	38.29%	8.04%	881,537	37.86%	7.75%
3 - External Social Indicators
Education	2,168	0.21%	0.02%	1,431	0.14%	0.01%
Culture	14,170	1.39%	0.11%	28,858	2.85%	0.25%
Heath and sanitation	1,366	0.13%	0.01%	1,390	0.14%	0.01%
Sport	610	0.06%	0.00%	2,883	0.28%	0.03%
Food safety	324	0.03%	0.00%	2,269	0.22%	0.00%
Others	1,337	0.13%	0.01%	3,932	0.38%	0.03%
Total of contributions for the society	19,975	1.96%	0.15%	40,762	4.02%	0.34%
Taxes (excludin social charges)	907,025	89.11%	6.98	1,095	0.10%	9.62%
Total - External social indicators	926,976	91.07%	7.13%	41,857	4.13%	9.96%
4 Environmental indicators
Investiments related to the company s prodution/operations	5,305	0.52%	0.04%	5,627	0.56%	0.05%
Investiments in external programs and/or projects	540	0.05%	0.00%	281	0.02%	0.00%
Total - Environmental indicators	5,845	0.57%	0.04%	5,896	0.58%	0.05%
Recording the definition of annual goals to minimize residues, the consumption in general in the reduction/operation and to increase the effectivesness in	( ) does not have goals ( ) reaches from 51a 75% ( x ) reaches from 0 a 50% ( ) reaches from 76 a 100%			( ) does not have goals ( ) reaches from 51a 75% ( x ) reaches from 0 a 50% ( ) reaches from 76 a 100%
5 Indicators of the functional area	2011			2010
Nº of employees at the end of the period	29,768			28,193
Nº of admissions during the period	5,768			6,640
Nº of outsourced employees	610			393
Nº internships	79			64
Nº of employees over 45 years	2,893			2,554
Nº of w omen w orking at the company	11,117			10,927
% of w omen on leadership duties	38.22%			33.58%
Nº of african Brazilian w orking at the company	6,490			5,872
% of african Brazilian on leadership duties	20.00%			16.00%
Nº of employees w ith deficiency or special needs	613			582
6 Relevant information regarding management citizenship	2011			Goals 2012
Relationship betw een higher and smaller salaries	0			0
Nº of total w ork accidents	1063			1143
Social environmental projects developed by the Company were defined by:	( ) directors	( x ) directors and managers	( ) all employees	( ) directors	( x ) directors and managers	( ) all employees
Standards of safety and salubrity at the Company were defined by:	( ) directors and managers	( ) all employees	( x ) all CIPA members	( ) directors and managers	( ) all employees	( x ) all CIPA members
Regarding the union freedom, the right of collective negotiation and to the internal representation of employees,	( ) is not envolved	( ) follows the rules of OIT	( x ) incentivará e seguirá a OIT	( ) is not envolved	( ) follows the rules of OIT	( x ) incentivará e seguirá a OIT
Private pension includes:	( ) directors	( ) directors and managers	( x ) all employees	( ) directors	( ) directors and managers	( x ) all employees
Profiting sharing includes:	( ) directors	( ) directors and managers	( x ) all employees	( ) directors	( ) directors and managers	( x ) all employees
When the Company selects suppliers, the same ethical, social responsibility and environmental standards:	( ) are not considered	( x ) are recommended	( ) are demanded	( ) are not considered	( x ) are recommended	( ) are demanded
Regarding the participation of employees on volunteer programs, the company:	( ) is not envolved	( ) supports	( x ) organizes and incentives	( ) is not envolved	( ) supports	( x ) organizes and incentives
Nº of total complaints and consumer s critics:	at the Company 91483	at Procon 2995	at Justiça 17778	at the Company	at Procon 3156	at Justiça 10622
% of complaints/consumer critics assisted or solved:	at the Company 100%	at Procon 54%	at Justiça 59%	at the Company	at Procon 62%	at Justiça 58%
Total added value to be distributed:	Em 2011: 8,228,422			In 2010: 6,258,916
Distribution of added value (DAV):	21% government 26.8%collaborators(as) 0.9%shareholders 55.3% Third parties -4.1%			28.2% government 29.4%collaborators(as) 1.5% shareholders 32.2% Third parties 8.7%
7 Others informations

TAM S.A. CNPJ: 01.832.635/0001-18Business sector: transportation and logistics services. UF. SP. Details, projects and comments are mentioned at the company s Management Disclosure and Analysis, w hich  are part of the financial statements. Responsables for informations: Claudio Costa and Rita Moreno Phone 55 -11 5582-7210 responsabilidade.social@tam.com.br . This Company does not utilize child nor slave, labor, has no involvement w ith prostitution or the sexual exploitation of children or adolescents, nor is it involved w ith corruption.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 13, 2012

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.